

06010672

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Evroz Group S.A.

*CURRENT ADDRESS: 1 Allee Scheffer
L-2520 Luxembourg

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
FEB 0 6 2006
THOMSON
FINANCIAL

FILE NO. 82- 34947 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 2/6/06

Exhibit B35

EVRAZ GROUP S.A.

Evraz Group S.A.
Annual Report and Accounts
Year ended 31 December 2004

Map of operations



St Petersburg
MINSK
PRAGUE
Ostrava
Vitkovice Steel
Venice
Palini e Bertoli
ROME
KIEV
Kharkov
Krivoy Rog
Coal exports
to Ukraine
Yaroslavl
Vologda
MOSCOW
Nizhny Novgorod
Kirov
KGOK
VGOK
NTMK
Perm
Surgut
Yekaterinburg
Penza
Lipetsk
Voronezh
Stary Oskol
Samara
Ufa
Novorossiysk
Sea Port
Exports to Europe
Tyumen
Chelyabinsk
Kurgan
Petropavlovsk
Omsk
Astrakhan
Sea Port
Exports
to Iran
Semipalatinsk

Iron ore mining and processing plants
Coal mines
Steel mills
Trunk railway lines
Sea ports
Service centres

Russian Federation

Neryungri Ugol
Neryungri
Tomsk
Krasnoyarsk
Ust-Kut
Tynda
Skovorodino
Komsomolsk-on-Amur
Sovgavan
Yuzhno-Sakhalinsk
Ibirsk
Kemerovo
Taishet
Bratsk
NKMK
Raspadskaya
Belogorsk
Khabarovsk
arnaul
ZapSib
Novokuznetsk
Abakan
Chita
Blagoveshchensk
Mine 12
Irkutsk
Ulan-Ude
zbassugol
Evrazruda
Naushki
Grodekovo
Vladivostock Sea Port
Nakhodka Sea Port
Vladivostok
Exports to South East Asia
Khasan


0
500
1,000
1,500
2,000
Kilometers



EVRAZ GROUP S.A.

Evraz Group S.A.
Annual Report and Accounts
Year ended 31 December 2004

Important incorporation information

Evraz Group S.A. was incorporated on 31 December 2004, under the laws of the Grand Duchy of Luxembourg to serve as the holding company for Evraz's assets.

Throughout this Annual Report 2004, all references to Evraz, Evraz Group or the Group are to Evraz Group S.A. and its consolidated subsidiaries, unless otherwise indicated.

Table of contents



Russia's Leading Steel and Mining Group





Evraz*:

- Is one of the largest vertically-integrated steel production and mining businesses with operations mainly in Russia.
- Is among the 15 largest steel producers in the world.
- Is the largest producer of steel and steel products in Russia, with 13.7 million tonnes of crude steel produced in 2004.
- Is the Russian market leader in key long products, optimally positioned to benefit from strong growth in both the construction and rail transport industries.
- Holds the number 1 market position in rail products, beams and channels in Russia.
- Is among the largest global producers of vanadium slag.
- Is largely self-sufficient in key raw materials:
  - 72%[1] self-sufficient in iron ore and 69%[2] self-sufficient in coking coal from internal and affiliated suppliers in 2004;
  - 86%[1] coverage in iron ore and 158%[2] coverage in coking coal from internal and affiliated suppliers in 2004.
- Is a significant holder of coking coal assets within the group and through our related entities.
- Is the second largest iron ore producer in Russia.
- Is a low-cost steel producer benefiting from favourably located mining operations, strategic product mix, increasing operational efficiencies and upstream and downstream integration.
- Employs over 100,000 people within Russia.

1 Includes KGOK, VGOK and Evrazruda.

2 Includes Yuzhkuzbassugol, Raspadskaya mine and Mine 12.

* Disclaimer: All references to Evraz, Evraz Group, the Group, "we" or "us" are references to Evraz Group S.A. and its consolidated subsidiaries, unless otherwise indicated.

EVRAZ AT A GLANCE

REVENUES (US$ million)


5,933
1,540
2002
2003
2004

REVENUES BY SECTOR, 2004 (US$ million)


2,188
1,836
653
616
516
345
341
(562)
Semi-finished products
Construction products
Other products
Railway products
Other steel products
Other operations
Iron ore
Intra-Group sales

EBITDA (US$ million)


2,017
209
2002
2003
2004

EBITDA SOURCE, 2004 (%)


Mining division, 5%
Steel division, 94%
Other operations, 1%

Basic financial indicators, 2004 (US$ million)	
Sales	5,933
Gross profit	2,447
Profit from operations	1,837
EBITDA	2,017
Capital expenditure	534
Investments (in acquiring interests in subsidiaries and a joint venture)	334
Earnings per share attributable to equity holders of the parent entity (US$)	11.0



TOTAL ASSETS (US$ million)


4,253
2,232
1,222
2002
2003
2004

NET DEBT (US$ million)


1,073
514
146
2002
2003
2004

REVENUES BY GEOGRAPHIC ZONE, 2004 (%)


Domestic market, 55%
Asia, 38%
Rest of world, 7%

NET PROFIT (US$ million)


1,345
253
1
2002
2003
2004

Basic operating indicators, 2004

Iron ore reserves[1] as of 31 December 2004 (proven), million tonnes	1,953
Coking coal reserves[2] as of 31 December 2004 (proven), million tonnes	113
Crude steel production, million tonnes	13.7
Iron ore sold, million tonnes	13.6
Number of employees as of 31 December 2004	107,000

Notes:
1 The sum of KGOK's reserves according to international methodology as of 1 July 2004 (1,201 million tonnes), VGOK's and Abakanskoye's reserves according to Russian methodology (A, B and C1) as of 31 December 2004 (489 million tonnes), and Evrazruda's reserves according to international methodology as of 1 January 2005 (263 million tonnes).
2 The sum of Raspadskaya mine's reserves according to international methodology as of 1 April 2004 (47 million tonnes) and Nerungri Ugol's reserves according to Russian methodology (A, B and C1) as of 31 December 2004 (66 million tonnes).





CHAIRMAN'S ADDRESS



"Gross profits for 2004 increasing almost five-fold to US$2,447 million."

Dear shareholders,

I believe that 2004 was a year marked by success for Evraz. We have been able to deliver extraordinary growth which has enabled us to confirm our ambitious objectives and focused strategies. However, this has not been achieved without a great deal of hard work on behalf of our employees and meticulous planning by our management.

This success has translated into strong financial results across the Group. Consolidated revenue grew to US$5,933 million, compared to US$2,168 million in 2003. Gross profits for 2004 increased almost five-fold to US$2,447 million from US$559 million in 2003, whilst net profits grew by a similar margin to US$1,345 million, compared to US$253 million in 2003.

Evraz continues to be the largest steel producer in Russia, accounting for 13.7 million tonnes of crude steel in 2004. Evraz sold 13.1 million tonnes of rolled steel products and 13.6 million tonnes of iron ore products in 2004.





"We remain strongly committed to Russia as a production base."

Evraz now also owns significant mining operations. In 2004, the Group's mining operations had total revenues of US$611 million, of which US$494 million consisted of sales to other divisions of Evraz. It is our intention to further strengthen our mining platform via acquisition and development as a stand-alone division within the Group.

These financial results have been helped by further growth in Russia's construction sector which continues to outstrip growth rates for Russian GDP. In addition, our results have been strengthened by the Russian rail industry's decision to invest in both the country's infrastructure and rolling stock. Meanwhile, the Group has engineered, both by reorganisation and acquisition, a number of mutually beneficial synergies, which have involved several of our own business units. An example of this was the acquisition of 47.7% ownership of Raspadskaya, one of the largest coal mines in Russia, and the recent purchase of 80.7% of Kachkanarsky Ore Mining-and-Processing Integrated Works (KGOK) which has iron ore reserves of over 1.2 billion tonnes according to international standards.

In addition, the Group's ownership of the Nakhodka Sea Port continued to significantly boost our competitiveness in our export markets in the Far East. In 2004, freight throughput of Nakhodka was 7.9 million tonnes.

In line with our publicised intention to become further vertically integrated, we have acquired several iron ore and coal mines. Our aim is to ensure that we are not only self-sufficient in terms of our major raw material requirements from a quantity and quality perspective, but that we are also able to supply external customers. In this way, we are continuing to further add to the Group's diversity, balance and profitability.

Similarly, our decision to enhance our product mix to strengthen Evraz's position as a competitive exporter of semi-finished products, as well as continuing to cut costs without compromising quality, have been well received by our customers and partners, including our newly expanded shareholder base.

At the beginning of June 2005, we raised US$422 million in an initial public offering (IPO) on the London Stock Exchange. This flotation valued Evraz Group S.A. at US$5.1 billion. It is anticipated that the proceeds will be used to: optimise the performance of existing assets; finance greenfield projects; finance additional acquisitions; finance equipment and technology upgrades; consolidate the Group's structure, and leverage established skills. The IPO was a very exciting development for the Group, and I would like to welcome all our new shareholders to the Evraz Group. From this point on, the Group has the means to achieve its true potential amongst the league of world-class steel producers. Historically, our growth has been achieved through acquisition and consolidation. It is anticipated that the IPO will enable us to acquire other strategically placed operations.

Our strategy remains resolute: to maintain a dominant position in the Russian long products market; and to continue to expand our export slab volumes with increased capacity from 1.2 million tonnes in 2003 to 2.7 million tonnes in 2004.

We remain strongly committed to Russia as a production base. Moreover, our favourably located mining operations have enabled the Group to obtain a stable supply of raw materials without incurring the burden of high transport costs. In

"Our Initial Public Offering will act as the catalyst for future accelerated growth."





CHAIRMAN'S ADDRESS (continued)

" Our objective is to make every dollar invested exceed our target return rate. "

order to maintain our cost competitiveness, we have made, and will continue to make, significant investments in upgrading our various facilities to increase productivity and yield, thereby maintaining our competitive advantage over other steel producers.

In other areas, Evraz has continued to aspire to a responsible relationship between business, society and the state. The Group is committed to maintaining high standards of environmental and social responsibility. Evraz's key environmental objectives are the consistent reduction of emissions, the installation of state-of-the-art technologies and equipment for energy reticulation, gaseous and liquid waste treatment and the effective processing of by-products. Furthermore, we acknowledge the responsibility that we hold for ensuring that those who live in the vicinity of our operations not only benefit from safer and healthier employment but also share in some of the social benefits which we are able to offer.

Despite the fact that we have already achieved significant operational improvements at our core steel producing facilities **we continue to embrace technologies where they can provide financial, engineering and environmental advantages.** In line with this philosophy, we have embarked upon a number of initiatives to modernise and upgrade our operations. Key initiatives include a major overhaul of blast furnace No 6 and the construction of a continuous slab caster at NTMK as well as the construction of a continuous caster at ZapSib.

Looking to the future we believe our product mix, with its focus on the export of semi-finished steel and domestic high-growth long products, provides shareholders with the most beneficial product exposure. **However, we remain strongly return-orientated and as such will constantly evaluate our product mix to optimise returns.** The domestic Russian market remains crucial, but we will also look to expand the Group with targeted acquisitions internationally that complement our value chain. This approach has already yielded significant results since our IPO. Finally, we will also **expand our mining platform** to create a stand-alone mining business bringing further vertical integration to the steel business, as well as enabling us to service a growing external market.

We have demanding return criteria for investments and, if we do not believe our target return can be achieved, than the investment will not be made.

Our hurdle rate when considering an investment or an acquisition is 20%. Our objective is to make every dollar invested exceed our target return rate.

The Evraz Group S.A. is Russia's premier steel producer. However we are committed to further expansion into both domestic and global markets. The foundations upon which we have built the Group are substantial despite its short history. We are better equipped than ever before **to deliver value and growth to shareholders.**



Alexander Abramov
Chairman of the Board of Directors
Chief Executive Officer

" Evraz has continued to aspire to a responsible relationship between business, society and the state. "





REVIEW OF ACHIEVEMENTS

MARCH 2004

Evraz acquires interest in Raspadskaya mine

Evraz enters a JV agreement and acquires a 50% interest[1] in Corber Enterprises Limited for the purpose of exercising control over Raspadskaya coal mine. Raspadskaya, one of the largest coal mines in Russia, mined over 9.7 million tonnes of coking coal[2] in 2004.

APRIL 2004

US$30 million credit secured to finance modernisation at ZapSib

The facility arranged by Kazkommertsbank will be used to finance ZapSib's modernisation to a continuous casting operation. The project includes the installation of a slab caster and three billet casters.

MAY 2004

Evraz acquires controlling stake in KGOK, a high-vanadium content iron ore mining and processing works

Evraz finalises the acquisition of a controlling stake in KGOK. This acquisition is a major step towards ensuring a steady raw material supply which will result in the long-term control of steel production costs.

JULY 2004

Evraz announces the placement of its second Eurobond

Evraz announces the successful placement of a US$150 million Eurobond. The term of the bond is five years and the yearly coupon is set at 10.875%. In September 2004, Evraz successfully places a US$150 million tap issue under identical terms.

A new slab caster constructed at NTMK

NTMK completes the construction of an additional continuous slab caster and ladle furnace. This investment ends ingot casting in the oxygen converter shop and in doing so decreases production costs whilst increasing production yields, improving steel quality and safety environment. The new caster has a capacity of 1.5 million tonnes of commercial quality slab. Total expenditure on the project was US$100 million.

AUGUST 2004

NTMK completes reconstruction of a blast furnace

NTMK completes reconstruction of its blast furnace (BF6). This reconstruction reduces coke consumption, modifies operations to enable more efficient processing of high-vanadium iron ore (such as that produced at KGOK), decreases environmental emissions and results in lower labour, electricity and maintenance costs. Total expenditure on the project was US$82 million.

NOVEMBER 2004

Key management appointments for Evraz

Evraz announces a further strengthening of the Group's management team, in line with its overall development strategy.

DECEMBER 2004

US$150 million syndicated loan secured to finance subsidiaries

Evraz announces that it has secured a US$150 million syndicated loan structured for three separate facilities: NTMK (US$60 million), ZapSib (US$60 million), and NKMK (US$30 million). The loan will be used to finance an ongoing modernisation of the mills.

1 As of 31 December 2004 Evraz's effective interest in Raspadskaya mine was 47.7%.
2 Out of total of 9.7 million tonnes mined at Raspadskaya field 8.2 million tonnes were mined by Corber's operations.






EVRAZ GROUP S.A.

BUSINESS AND OPERATIONS OVERVIEW

- Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in the Russian Federation.

- Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest producer of steel and steel products in Russia, the largest Russian producer of long products and among the 15 largest producers of crude steel in the world.

- Evraz sold 13.1 million tonnes of rolled steel products and about 13.6 million tonnes of iron ore products in Russia.

- Evraz's total consolidated revenues in 2004 amounted to US$5,933 million, compared to US$2,168 million in 2003.

Evraz's principal assets are:

Three steel plants: OAO Nizhny Tagil Iron and Steel Plant ("NTMK"), which is located in Nizhny Tagil, Sverdlovsk region; OAO West Siberian Iron and Steel Plant ("ZapSib"), the largest steel plant in Siberia and the eastern-most steel plant in the Russian Federation, located near Novokuznetsk; and OAO Novokuznetsk Iron and Steel Plant ("NKMK"), located in Novokuznetsk, both in Kemerovo region.

Three iron ore mining and processing facilities: OAO Kachkanarsky Ore Mining-and-Processing Integrated Works ("KGOK"), which is located in Sverdlovsk region near NTMK; OAO Evrazruda ("Evrazruda"), which operates mines in Kemerovo region, the Republic of Khakassia and South of Krasnoyarsk Krai and which Evraz acquired in March 2005; and OAO Vysokogorsky Ore Mining-and-Processing Integrated Works ("VGOK"), which is located in Sverdlovsk region near NTMK.

Two coal mines: OOO Mine 12 ("Mine 12"), which is located in Kemerovo region near ZapSib and NKMK and produces coking coal and steam coal, and which Evraz acquired in March 2005; and OAO Neryungri Ugol, ("Neryungri Ugol"), which is developing coking coal deposits in the Republic of Sakha (Yakutia) and is expected to commence production in 2006.

Trading and logistics assets, including OAO Nakhodka Sea Port, one of the largest ports in the Russian Far East, and the port used by Evraz for the majority of its exports.

Other assets. Evraz also holds a 47.7% interest in ZAO Raspadskaya ("Raspadskaya"), a coking coal mine located in Kemerovo region that is accounted for on an equity basis in the consolidated financial statements.

Group corporate structure[1]


EVRAZ GROUP S.A.

Mastercroft[2] (95.8%)

- **Steel**
  - NTMK (77.1%)
  - NKMK (90.0%)
  - ZapSib (90.7%)
- **Iron Ore**
  - Vysokogorsky GOK (78.5%)
  - Kachkanarsky GOK (80.7%)
  - Evrazruda[4] (99.9%)
- **Coal**
  - Mine 12[3] (0%)
  - Neryungri Ugol (95.8%)
  - Raspadskaya (47.7%)
- **Trading and Logistics**
  - Ferrotrade Limited (95.8%)
  - TH EvrazHolding (95.8%)
  - Nakhodka Sea Port (82.2%)
  - Evraztrans (72.8%)

Notes:

1 Corporate structure of Evraz Group as of 31 December 2004, with effective ownership for each subsidiary.

2 Evraz Group S.A.'s interest in Mastercroft was 100% as of 30 June 2005.

3 Evraz Group S.A. acquired 100% interest in Mine 12 in March 2005.

4 Evraz Group S.A. acquired 99.9% in Evrazruda from entities under common control in March 2005.

Mission and strategy

The Evraz Group S.A. aims to strengthen its position as a world-class, low-cost and vertically-integrated steel producer.

Strategy

Evraz's strategy is to enhance its position as a leading low-cost producer of long products in Russia. Our core markets for long products are the Russian construction and railway sectors. Moreover, Evraz is expanding its presence in export markets for semi-finished products and in the production and sale to third parties of iron ore and coking coal. The core drivers underpinning this strategy are the enhancement of operating margins, the achievement of superior growth and the expansion of the mining platform.

Enhancing Margins

Realisation of synergies from recent acquisitions and continued capital expenditure-driven efficiency improvements in order to retain Evraz's position as one of the most cost efficient integrated steel producing and mining groups worldwide.

Enhance product mix to strengthen Evraz's position as a competitive exporter of semi-finished products. Evraz's management believes that semi-finished products (e.g. slabs) will continue to offer the best export opportunities for Evraz. As a result, Evraz has made significant investments in expanding its continuous slab-making capacity in order to become a flexible manufacturer capable of delivering a wide range of slab sizes and specifications to customers.

STEEL DIVISION CAPEX (US$ million)


75
217
524
592[1]
2002
2003
2004
2005

Notes:
1 Estimated.

Superior Growth

Capture domestic growth. Evraz intends to leverage its leading position in Russia's construction sector, which has grown and continues to grow at rates exceeding Russian GDP growth. Evraz intends to develop its own distribution network to capture incremental margin on its construction sector sales in Russia and to foster and retain higher market share in its respective product groups. In particular, Evraz intends to focus on selling higher value-added products, such as beams and channels, strengthening its position as a leading full-range supplier to the Russian construction industry. In the railway sector, Evraz intends to capitalise on its position as a dominant supplier to the Russian Railways sector in light of Russian Railways' planned extensive capital expenditure programme aimed at overhauling infrastructure, rolling stock and other assets. An example of Evraz's response to this demand are recently completed improvements to its wheel-making facilities at NTMK that increased annual production capacity by approximately 40% to 630,000 units per annum (approximately 250,000 tonnes). Evraz plans to continue making selective investments in quality upgrades and product range to maintain its dominant position in railway products.

Developing markets outside Russia. Evraz intends to achieve growth by capturing additional margins through focused acquisitions of re-rolling and other complementary assets outside Russia, which can be supplied by its fast growing slab production capacity. As part of this strategy, Evraz acquired Palini, a producer of high quality steel plate located in Italy and has submitted a bid with the Czech government for Vitkovice Steel, a heavy plate producer in which Evraz was successful. Evraz is also considering further acquisitions of steel production assets in the CIS.

SLAB CAPACITY (million tonnes)


1.2
2.2
5.2[1]
2002
2004
2006

Expanding the Mining Platform

Enhance profitability and security of supply through vertical integration. Evraz is seeking to increase its iron ore and coking coal production in order to enhance margins within the steel business. To accomplish this objective, Evraz plans to intensify production from its existing iron ore and coking coal reserves through capital expenditure targeted at improving production capacity and efficiency. In addition, Evraz intends to expand its mining asset base through acquisitions of additional subsoil licences as well as through selective acquisitions of existing iron ore and coal mining assets, primarily in Russia and the CIS. In the coal sector, Evraz will seek to increase its interest in Raspadskaya and to acquire Yuzhkuzbassugol, should the opportunity arise.

Drive growth through increased sales of mining products to third parties. Evraz intends to increase its sales of iron ore and coking coal to third parties in order to benefit from ongoing favourable market conditions for these products and to develop capabilities for exporting coking coal. Evraz is currently developing a greenfield mine for high quality coking coal, Neryungri Ugol, in eastern Siberia that will focus on third party sales to Asian markets and that is expected to start operations in 2006 and have an annual output of approximately three million tonnes by 2008. Evraz plans to pursue acquisitions in both the iron ore and coking coal sectors.

Competitive advantage: Industry and market position

Dominant producer of long products in Russia: Evraz is the largest producer of steel in Russia, the largest Russian producer of long products and among the fifteen largest producers of crude steel globally.

Evraz is the leading supplier of steel products to the Russian railway and construction sectors which continue to experience high levels of demand growth. There is relatively limited competition within these sectors from other Russian producers which primarily focus on producing flat products.

MAIN STEEL PRODUCERS IN RUSSIA, 2004 (million tonnes)



Evraz 13.7
MMK 10.6
Severstal 10.4
NLMK 9.1
Mechel 5.0
Long products
Other

Source: Chermet, Evraz estimates

MARKET SHARE IN LONG PRODUCTS SECTOR, 2004 (%)



Rails 100%
H-beams 88%
Channels 46%
Wheels 27%
Rebars 25%

Note: Evraz's sales of long products contribute more than 50% to company's sales in Russia.

Source: Evraz estimates

Vertically-integrated business: As a vertically-integrated steel producer, Evraz's exposure to high and variable raw material prices is limited by its significant internal sources of raw materials.

IRON ORE SELF-SUFFICIENCY, 2004 (%)



NLMK 78%
Evraz 73%
Severstal 64%
Mechel 22%
MMK 0%
Internal supply
Third-party supply

COKING COAL SELF-SUFFICIENCY, 2004 (%)



Mechel 88%
Evraz 69%
Severstal 61%
NLMK 0%
MMK 0%
Internal supply
Third-party supply

Source: Evraz estimates

Low-cost producer: Russia is one of the lowest cost regions for steel production, enabling Evraz to benefit from some of the lowest production costs in the global steel industry. Favourably located mining operations enable Evraz to obtain a stable supply of raw materials with relatively low transport costs. In addition to these cost advantages Evraz's position, as the largest producer of steel in Russia, enables it to benefit from economies of scale in production and enhanced negotiating power with its suppliers. In order to maintain its cost competitiveness, Evraz has made and continues to make significant capital expenditures in upgrading its facilities to increase productivity and yield.

INTEGRATION OVERVIEW, 2004 (%)



158%
86%
72%
69%
Iron ore
Coking coal
Covered
Sourced

Source: Evraz estimates



Strong position in high growth steel markets: Aside from being a dominant producer of long products in Russia, Evraz has a leading market position in products with strong growth profiles in Russia. These sectors have a record of strong growth as well as the potential to enjoy further high growth rates into the future. The construction sector has grown at rates exceeding GDP growth in Russia in recent years and continues to do so, resulting in significant growth in demand for steel products. Evraz also expects demand for its principal railway products (rails and wheels) to increase significantly as the Russian railroad network is upgraded following a long period of underinvestment. Evraz is particularly confident of this increase in demand in light of Russian Railways' planned capital expenditure programme of approximately US$21 billion between 2005 and 2007. This will be focused primarily on the upgrading and refurbishment of infrastructure and rolling stock. Evraz is also well positioned in the high growth Southeast Asian markets for semi-finished steel as a competitive supplier.

RZD INFRASTRUCTURE AND ROLLING STOCK CAPEX (US$ million)



1.1
1
2.5
2
0.9
1
0.8
0.7
3.4
2004
2005
2006
2007
Infrastucture capex
Rolling stock capex
Other capex

Source: Russian Railways (RZD)

Attractive and growing mining business: Evraz has a strong asset base in iron ore, making Evraz the second largest iron ore producer in Russia. Evraz also has a significant equity interest in a major coking coal producer and other coal assets. Evraz has sought to increase its sales of iron ore to third parties and expects to begin selling coking coal to third parties, as well as to reduce its dependence on outside suppliers of raw materials through both organic growth and additional acquisitions. Evraz is also among the largest global producers of vanadium slag.

LARGEST RUSSIAN IRON ORE PRODUCERS, 2004 (%)



Ural Steel
32%
Evraz
15%
NLMK
13%
Severstal
10%
Kovdorsky GOK
5%
Mechel
3%

Source: Rudprom, Evraz

LARGEST RUSSIAN COKING COAL PRODUCERS, 2004 (million tonnes)



Evraz
8.2
14
Severstal
11.4
Mechel
9.3
UGMK
9.2
Sibuglemet
8.2
Yakutugol
5.4
MDM Group
2.1
Metallo invest
0.5
Raspadskaya
Mine 12
Yuzhkuzbassugol

Source: OOO Rasmin, FGUP VUKhIN, Evraz

Dynamic and experienced management team: Evraz's management team has a proven track record in managing operations under its control and turning around newly acquired underperforming assets. Evraz's senior management team and executive directors combine extensive industry and marketing experience with financial and management expertise. The newly-formed board of directors includes three internationally experienced non-executive directors.

Strong financial performance: As an integrated low-cost steel producer that has invested substantially in modernising its operations, as well as benefiting from the improved market environment for steel and related products in recent years, Evraz has generated strong cash flows and returns, resulting in net cash flow from operating activities of US$946 million and an adjusted EBITDA margin of approximately 34.0% in 2004. Evraz is in a strong financial position, illustrated by its Net Debt to Adjusted EBITDA ratio of 0.51 at the end of 2004. Evraz believes that its strong cash flows and balance sheet strength will support and grow its business.





Steel division overview

Review of steel market developments

STEEL SUPPLY/DEMAND IN 2001–2004 (million tonnes)


850
904
968
1,035
Supply
Demand
2001
2002
2003
2004

Source: International Iron and Steel Institute

GLOBAL STEEL PRODUCTION BY COUNTRY, 2004 (%)


China, 26%
EU, 19%
United States, 10%
Japan, 11%
Russia, 6%
Other, 28%

Source: International Iron and Steel Institute

> Russia is generally considered to be among the lowest cost steel producing regions, largely due to relatively low labour and energy costs.

Steel is one of the most important, multi-functional and adaptable materials in use today, and is generally considered to be a backbone of industrial development.

Steel is highly versatile, as it is hot and cold formable, weldable, hard, recyclable and resistant to corrosion, water and heat. The industries in which steel is used include construction, transportation (including railway) and engineering. Steel is also used in the production of power lines, pipelines, white goods and containers.

The steel industry is affected by a combination of factors, including periods of economic growth or recession, worldwide production capacity and the existence of, and fluctuations in, steel imports and protective trade measures. Steel prices respond to supply and demand and fluctuate in response to general and industry-specific economic conditions. Global steel prices have increased significantly since the end of 2003, reflecting strong demand, particularly in China.

The steel industry operates predominantly on a regional basis as a result of the high cost of transporting steel. While steel production has historically been concentrated in the EU, North America, Japan and the former Soviet Union, steel production in China and elsewhere in Asia has grown in importance over the past decade. In 2004, China was the largest single producer of steel in the world, producing approximately 272 million tonnes of crude steel, as well as the largest consumer of steel, consuming over 301 million tonnes of crude steel.

The major traded steel products worldwide include semi-finished products, hot and cold-rolled sheets and coils, steel tubes and fittings, galvanised sheet, wire rod and angles and sections. The strategy and product mix of steel producers generally varies between producers in industrial countries and producers in emerging markets. The growth and consolidation of both steel consumers and raw material suppliers has weakened the bargaining power of steel producers and put further pressure on their margins. Steel producers have responded with a phase of industry consolidation. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures. Despite this recent consolidation, the global steel market remains highly fragmented. In 2004 the five largest producers – Mittal Steel, including ISG (59 million tonnes); Arcelor (47 million tonnes); Nippon Steel (31 million tonnes); JFE (31 million tonnes); and POSCO (31 million tonnes) – accounted for approximately 19% of total worldwide steel production, with Mittal Steel, the largest, accounting for under 6%. The 20 largest steel producers accounted for approximately 41% of total global steel production in 2004.

The Russian steel industry

In 2004, Russia produced 64 million tonnes of crude steel, or 6.2% of world production, making it the world's fourth largest producer of crude steel. Russia produced nearly 54 million tonnes of rolled products in 2004, operating at approximately 93% of installed capacity. Of this amount, approximately 29 million tonnes (or 54% of the total output of rolled steel) was exported. In 2004, semi-finished products comprised approximately 47% of the total volume of Russian steel exports. Overall, the Russian steel industry sells over 54% of its output abroad and benefits from geographical proximity to strong global markets, particularly in Asia, which is the most significant export market for Russian producers.

Russia is generally considered to be among the lowest cost steel producing regions, largely due to relatively low labour and energy costs. Russian steel producers tend to focus on vertical integration, which ensures that they have access to a stable supply of certain raw materials, particularly coking coal and iron ore.

STEEL CONSUMPTION PER CAPITA, 2004 (kg)


198 Russia
390 EU15 Average
404 US
485 Czech Republic
561 Japan
959 S. Korea

Source: CRU, Metal Expert, Global Insight (steel consumption), Global Insight (population)

RUSSIAN STEEL EXPORT DESTINATIONS, 2004 (%)


Asia, 37%
Europe, 30%
Middle East, 13%
North and South America, 11%
Other, 9%

Source: Russian State Customs Committee

Russian steel market

Russian steel production decreased from 1991 through 1998 as a result of the general economic decline in Russia during this period and the consequent reduced demand from the primary steel product consumers: the construction, infrastructure and engineering industries and the military sector. Consumption of rolled steel products in Russia has followed a U-shaped trend since 1990. Consumption was 65 million tonnes in 1990 and then declined steadily due to reduced consumption by heavy industry, to only 18 million tonnes in 1998. However, the devaluation of the rouble in 1998 resulted in economic growth and a sharp increase in domestic demand for steel products, and by 2004, total Russian steel consumption had increased to 27.9 million tonnes. Despite this increase, steel consumption has remained relatively low in Russia. In 2004, Russia consumed approximately 198 kilograms per capita, down from nearly 309 kilograms in 1992, and substantially less than in such countries as Japan, United States and countries in the EU.

Imported steel comprised only 11% of total steel consumed in Russia during 2004, a decrease from 15% in 2003. Imports of steel into Russia have generally been restrained by trade policy measures implemented by Russian authorities as well as by the relatively high costs of transporting steel to customers in Russia. Russian trade policy has included anti-dumping measures, safeguard measures, and compensatory payments. Anti-dumping measures are determined based on a comparison of import and domestic prices, special defenses are implemented based on damages to domestic producers, and compensation payments are required where evidence of foreign subsidies can be found. Imports of Ukrainian rebar are currently subject to compensation payments in the form of a 21% duty and imports of galvanised steel from Ukraine and Kazakhstan are subject to a 24% anti-dumping duty. Investigations of anti-dumping with respect to imports of Ukrainian pipe and channels and EU nickel-containing flat products are currently ongoing.

Export market

Asia, the Middle East and the EU are the primary export destinations for Russian steel producers. China, which is the largest steel importer in the world, accounted for 8% of Russia's total steel exports in 2004. In 2004, Russian producers exported 29 million tonnes of rolled products, of which semi-finished products (including pig iron, slabs and billets) accounted for 47%, flat products for 38%, and long products for 15%. The abolition of steel export duties in 2002 by the Russian government has also improved export market opportunities. Exports of rolled and cast products gradually gained importance during the 1990s, increasing from 12 million tonnes in 1991 to 29 million tonnes in 2004. Exports of rolled products accounted for over 53% of total Russian steel production in 2004.

Competitive landscape

The Russian steel industry is characterised by a relatively high concentration of production, with the five largest steel companies accounting for approximately 79% of total steel production in Russia. The Russian market is characterised by intense competition for customers, raw materials, capital and experienced personnel.

Both the Russian and international steel markets are highly competitive. Primary competitive factors include quality and price and the use of new technologies to expand the product range. While the Russian domestic market for flat products is dominated by MMK, Severstal and NLMK, Evraz maintains the leading position in the Russian market for long products. Its principal competitors in this market are Mechel and Ural Steel. Evraz also faces competition from some Ukrainian steel producers whose product range is similar to that of Evraz.

Description of subsidiaries

NTMK

NTMK is located in Nizhny Tagil, Sverdlovsk region, approximately 160 kilometres north of Ekaterinburg and approximately 1,500 kilometres north-east of Moscow. Nizhny Tagil is one of the oldest mining and steel production centres in Russia. Shares in NTMK are traded on the Russian Trading System ("RTS"), a major Russian stock exchange. NTMK is an integrated steel production plant. It consists of coke-chemical production facilities, six blast furnaces, steel making facilities (oxygen converters as well as open hearth furnaces), four continuous casters and six rolling mills.

Recent modernisation and upgrading projects include:

- Reconstruction of blast furnace increased productivity and reduced coke consumption by 9%.
- Commissioning of a slab caster improved yield and broadened the product range.
- Modernisation of railway wheel mill increased capacity by 40%.

NTMK's future investment programme is primarily focused upon revamping of the

NTMK STEEL PRODUCTION/CAPACITY ('000 tonnes)[1]


5,291
5,467
5,482
2002
2003
2004

1 During last three years NTMK had no spare capacity

NTMK PRODUCT MIX BY VOLUME (%)



7%
5%
6%
15%
21%
22%
13%
17%
15%
50%
43%
43%
2002
2003
2004
Semi-finished
Railway products
Pipe blanks
Other
Sections

ZAPSIB STEEL PRODUCTION/CAPACITY ('000 tonnes)



2,364
2,149
2,776
5,716
5,931
5,603
2002
2003
2004
Production
Spare capacity

NKMK STEEL PRODUCTION/CAPACITY ('000 tonnes)



540
500
357
2,420
2,460
2,603
2002
2003
2004
Production
Spare capacity

front-end. It involves:

- Reduction of five to three blast furnaces (BF) via rebuilding of BF5.
- Coke battery re-padding.
- Blast oxygen furnace (BOF) capacity increases to eliminate OH route reducing emissions.

As a result of the investment programme blast furnace output will increase to 5.3 million tonnes. The objective is to increase yields by 6%, eliminate double conversion and achieve 100% continuous casting.

Project capital expenditure is planned to be US$210 million for 2005, and capital expenditure for the period 2006–2008 is estimated to be US$252 million.

ZAPSIB PRODUCT MIX BY VOLUME (%)



4%
6%
5%
27%
28%
29%
12%
13%
14%
41%
38%
39%
2002
2003
2004
Semi-finished
Wire and wire rod
Sections
Other
Rebars

NKMK PRODUCT MIX BY VOLUME (%)



9%
9%
14%
12%
23%
26%
31%
32%
2003
2004
Pig Iron
Railway products
Semi-finished (ex. pig iron)
Other
Plate

ZapSib

ZapSib is the largest steel mill in the Siberian region and the eastern most steel mill in the Russian Federation. It is located 25 kilometres from the city of Novokuznetsk, in the Kemerovo Region. Shares in ZapSib are traded on the RTS. ZapSib is an integrated steel plant. Its operations include coke-chemical production, sinter production, three blast furnaces, steel making facilities, a blooming plant, a continuous casting machine and four rolling mills.

Focus of modernisation programme to date:

- Commissioning of a billet caster.
- Reconstruction of BF2 commissioned in May 2005 increasing capacity by 1.2 million tonnes thereby allowing higher utilisation of existing BOF capacity.
- Construction of a new slab caster with 2.5 million tonnes capacity to be commissioned in 4Q 2005.
- Ongoing coking battery reconstruction.

Project capital expenditure is planned to be US$213 million in 2005.

Capital expenditure for the period 2006–2008 is estimated at US$200 million.

NKMK

NKMK is an integrated iron and steel plant located at Novokuznetsk, Kemerovo region. NKMK is the leading rail producer in the Russian Federation, producing a full range of rails, and, together with NTMK, the exclusive rail suppliers to Russian Railways. NKMK's rail output accounts for approximately two-thirds of Russian rail production. NKMK is an integrated steel plant. It produces various types of steel products. Its production facilities include a coke-chemical production plant, two blast furnaces, steel-making facilities, a blooming plant, two continuous casting machines, rail production facilities and rolling mills.

Focus of modernisation programme to date:

- Increase in electric arc capacity.
- Refurbishment of a continuous caster.
- Construction of a walking beam furnace.

The objective of NKMK's investment programme is to create a mini mill configuration. In the short- to medium-term a single BF operation will be maintained on a marginal cost basis.

Project capital expenditure is planned to be US$82 million in 2005 and capital expenditure for the period 2006/07 is estimated at US$30 million.



Production performance of the steel division

As stated above, Evraz conducts its steel business primarily through NTMK, ZapSib and NKMK. In 2004, it sold 13.1 million tonnes of steel, with consolidated division sales revenue (including inter-segment sales) of US$5,809.0 million in 2004, an increase from US$2,060.0 million in 2003.

PRODUCTS FOR RAILWAY SECTOR, 2004 ('000 tonnes)


Rails
1,048
Other products
231
Wheels
147

PRODUCTS FOR CONSTRUCTION SECTOR, 2004 ('000 tonnes)


Rebars
1,372
H-beams
966
Channels
434
Angles
258

SEMI-FINISHED PRODUCTS, 2004 ('000 tonnes)


Billets
3,441
Slabs
1,437
Pig iron
1,061
Pipe blanks
Blooms
167

OTHER FINISHED PRODUCTS, 2004 ('000 tonnes)


Wire rod and rounds
793
Plates
425
Other
Wire
192

Mix of products sold in 2002–2004 is presented in the table below:

('000 tonnes)	2002	% of total	2003	% of total	2004	% of total
Construction sector	2,637	27%	3,089	29%	3,030	23%
Railway sector	669	7%	812	8%	1,426	11%
Other finished products	1,055	11%	1,265	12%	1,621	12%
Semi-finished products	5,075	53%	5,391	50%	6,774	52%
Mining sector	204	2%	259	2%	260	2%
Total	**9,640**		**10,816**		**13,111**	

Evraz exports primarily semi-finished products, as well as some finished products, mainly beams and rebars. The semi-finished products Evraz exports have not historically been subject to protective trade barriers. In 2004, Evraz exported 54% of its total steel sales volume, an increase from 51% in 2003. Billets have historically accounted for the largest share of export sales, though the share of the contribution of slabs to total exports has been increasing as a result of the installation of additional slab-casting capacity.

DISTRIBUTION OF EXPORT SALES, 2004 (%)


Taiwan, 31%
Thailand, 17%
South Korea, 8%
China, 6%
Philippines, 8%
Iran, 7%
Other countries, 23%

EXPORT SALES MIX, 2004 (%)


Billets, 48%
Slabs, 16%
Pig iron, 13%
H-beams, 7%
Rebars, 6%
Other, 11%

Quality and certification of products

Evraz has established comprehensive quality control systems at each stage of its production cycle. The quality control systems in use are described below.

NTMK products for sale on the Russian market as well as those for export adhere to strict specifications and standards. NTMK's rolling mills and refractory manufacturing facility are certified under DIN EN ISO 9001:2000. NTMK's products have received various certifications, both Russian and foreign, including certification of its continuous casting slabs by the Lloyd's Register.

ZapSib operates a quality assurance system certified under ISO9002, which it originally received in 1994 and renewed in 1997. ZapSib has also received a Lloyd's Register Quality Assurance Certificate of conformity to ISO 9001:2000, EN ISO 9001:2000 and BS EN ISO 9001:2000.

Quality control of **NKMK** is performed on the basis of its "Quality Policy". NKMK's Quality Policy sets out the following priorities: involvement of all personnel in quality management, improvement of consumer properties of metal products and reduction of production costs. The quality management system covers all stages of NKMK's production process. All railway products produced at NKMK are also certified by the Russian Railways certification system. NKMK's production of rails and rail fasteners has also received DIN EN ISO 9001:2000 certification.

Raw material and energy requirements

The principal materials used by Evraz in steel production include coking coal, iron ore sinter and pellets, scrap, ferroalloys and refractory materials. As part of its strategy to increase vertical integration, Evraz has sought to increase the share of these inputs that are sourced from other members of its consolidated group or from affiliates. Concluding such arrangements helps to ensure reliability of supply and helps to provide more stable pricing, and in the case of purchases from other members of its consolidated group also enables Evraz to capture internally the margin on its supplies of these raw materials. The steelmaking process requires significant amounts of electricity and heat energy. Energy related expenses amounted to approximately 15.2% of Evraz's consolidated cost of revenues in 2004, of which 8.3% relates to electricity, 4.1% to natural gas and the remainder to heat and steam power.

Coking coal and coke

Evraz obtains coking coal primarily from Raspadskaya, in which it holds an equity interest, and Yuzhkuzbassugol, which is controlled by an affiliate of Evraz. Evraz obtained approximately 69% of its coking coal requirements from Raspadskaya and Yuzhkuzbassugol in 2004. Together with Mine 12, which Evraz acquired in March 2005, production at these sites was sufficient to cover 158% of Evraz's 2004 coking coal requirements. Evraz has purchased selected coal grades from parties other than Yuzhkuzbassugol, Raspadskaya and Mine 12 in order to maximise economic and operational efficiency. Coke is the largest cost item in the blast furnace production process. Evraz produces its entire requirements of coke at its steel plants, and also sells some coke to third parties.

SOURCE OF IRON ORE SUPPLY, 2004 (%)



Kachkanarsky GOK, 31%
Evrazruda, 29%
Vysokogorsky GOK, 12%
Mikhailovsky GOK, 13%
Korshunovsky GOK, 6%
Kovdorsky GOK, 3%
Other, 5%

Iron ore

Evraz's principal sources of sinter and pellets are its subsidiaries KGOK, VGOK and Evrazruda, as well as Mikhailovsky GOK. Including full-year production of KGOK, which was acquired in May 2004, and of Evrazruda, which was acquired in March 2005, Evraz's iron ore production in 2004 was sufficient to cover approximately 86% of its total iron ore requirements. ZapSib also operates a sinter plant on site. As it has acquired control over additional iron ore assets, Evraz has sought to





increase the share of these operations in its total iron ore consumption. Evraz's steel making facilities consumed a total of 6.9 million tonnes of concentrate, 4.8 million tonnes of pellets and 7.7 million tonnes of sinter in 2004, of which approximately 73% was supplied by KGOK, VGOK and Evrazruda.

Ferroalloys
Evraz's main suppliers of ferroalloys are Chelyabinsk Electrometallurgical Plant, Promspetskomplekt, Kosogorsky MZ and Ural-Siberian GMK.

Scrap
Evraz purchases scrap from a number of third parties and obtains it internally from waste created by its blooming plants and rolling mills. The share of outside purchases of scrap is expected to increase as a result of the closure of blooming mills as Evraz shifts its production from ingot casting to continuous casting, which results in lower volumes of waste steel.

Refractory materials
Evraz produces some refractory materials at NTMK, and purchases the remainder of its requirements from outside suppliers. Evraz's major suppliers of refractory materials are Spetsoborudovaniye i Materialy (located in Germany), as well as the Russian producers Magnesit, Pervouralsky Dinasovy Zavod and OAO Ogneupory.

Electricity
Evraz obtains electricity from regional generation subsidiaries of UES and from internal sources. In 2003 and 2004, Evraz obtained approximately 8% of its total electricity requirements from internal sources, and it plans to increase this amount. The average cost of electricity purchased from subsidiaries of UES in 2004 was RUR7.57 (approximately 2.7 US$ cents) per KWh, and Evraz believes that the total cost of internally generated electricity is less than the cost of electricity it purchases from external sources. In 2004, NTMK produced approximately 32% of its electricity requirements. ZapSib and NKMK do not currently produce significant quantities of electricity. Evraz is currently engaged in a project to increase its generation capacity at NTMK from 10% of NTMK's total electricity needs in 2001 to 60% by 2007 to mitigate the effects of increasing costs of externally generated electricity by utilising waste gases from coke production and blast furnace production and waste steam as energy resources. Evraz may also seek to participate in privatisations of generating assets resulting from the proposed restructuring of the Russian electricity sector.

Natural gas
Evraz purchases the natural gas consumed by its blast furnaces and used in generating heat and electricity from subsidiaries of Gazprom. Average natural gas tariffs have increased significantly in recent years, for example on average in Russia by 20% in 2004 as compared to 2003 and by approximately 65% from 1 February 2002 to 1 January 2004 in nominal rouble terms. Evraz's average natural gas tariffs increased by a further 6% from 1 January 2005.

Transportation overview

Transportation costs impact Evraz's operations directly, as a component of raw material costs, and also by affecting the overall price competitiveness of its products in comparison to other producers. Costs associated with the transportation of raw materials have increased in recent years. The main provider of rail transportation services to Evraz for factory-bound shipments is Russian Railways. The steel plants also operate their own transportation facilities for transportation over short distances, such as between stages of the production process and shipments of new materials and products to and from railway stations. Tariffs for rail shipments are set by Russian Railways and are regulated by Russian Railways and the Federal Tariffs Service. A discounted tariff applies where a customer utilises its own railcars to transport materials on Russian Railways' infrastructure. In order to benefit from those discounts Evraz owns or leases over 2,000 railcars, and rents additional railcars. In 2004, Evraz made use of such owned, leased or rented railcars in respect of over 40% of the total volume of rail shipments by Evraztrans, which provided substantially all of Evraz's rail transportation services (including supplies of raw materials, intragroup transfers and shipments to Nakhodka Sea Port or other transport transfer locations).



Mining division overview

Review of iron ore and coking coal developments


WORLD IRON ORE PRODUCTION
2000-2003, (mt)
1,230
1,118
1,073
2000
2001
2002
2003


IRON ORE PRODUCTION BY COUNTRY, 2004
China, 21%
Brazil, 20%
Australia, 17%
India, 9%
Russia, 7%
Ukraine, 5%
Other, 20%

Iron ore

Overview

The global iron ore industry is characterised by a high degree of consolidation, with BHP Billiton, CVRD and Rio Tinto accounting for approximately 70% of the global seaborne iron ore trade. The major iron ore producing countries are Australia, Brazil and China. Several development projects in Australia, Brazil and South Africa are expected to increase global production. Iron ore production costs have declined in recent years, largely due to productivity enhancements. Freight rates remain a major cost constraint, comprising approximately half of total costs, according to Metal Bulletin, and helping to maintain the regional segregation of the industry. Iron ore prices increased significantly during 2004, reflecting strong global demand, and according to industry analysts are expected to rise further during 2005 and to remain high for the next several years.

The major exporting countries of iron ore globally include Australia, Brazil and India, and the major importers are major steel producing countries: China, Japan and South Korea.

Russian market

Total iron ore production in Russia in 2004 was approximately 93 million tonnes. Total iron ore exports were over 19 million tonnes, and total imports exceeded 10 million tonnes. Imports to Russia are generally limited by high transportation costs and the lack of port facilities in the Far East and on the Black Sea capable of handling large sized iron ore carrying vessels. Russian iron ore production is highly concentrated, and the three largest producers accounted for approximately 54% of total iron ore production in Russia in 2004.

Russian steel producers have increasingly sought to acquire control of iron ore production assets, and had attained control over nearly all of the major Russian producers of iron ore by the end of 2004. For example, during 2004 Evraz acquired control of KGOK, NLMK acquired control of Stoilensky GOK and Ural Steel acquired control over Mikhailovsky GOK. Production of iron ore in Russia is concentrated in the Kursk region (55%), the Northwest district (18%) and the Urals district (15%). Iron ore produced in Russia is mainly magnetite, not hematite, which is common in Australia and Brazil. Total iron ore feed consumption of Russian steel mills in 2004 consisted of concentrate (61%), pellets (33%) and sinter (6%).

Coal

Overview

Coal may be divided into steam (thermal) coal and coking (metallurgical) coal. Steam coal is used in electricity generation and industrial applications, while coking coal is used to manufacture coke for use in steel manufacture and other metallurgical applications. Coking coal swells when heated in coke ovens to produce hard coke, whose characteristic is essential in blast furnace operations. Approximately 400-500 kilograms of coke is used per tonne of steel produced. Coke is supplemented by the direct injection of pulverised coal, or PCI, at rates of 100-200 kilograms per tonne of steel. PCI uses less expensive steam and semi-soft coking coal to reduce costs.

In recent years, the global coal industry has consolidated, partly as a result of oil companies and other non-mining companies exiting the sector. The top five export coal producers (Anglo-American, BHP Billiton, Drummond, Rio Tinto and Xstrata) now produce 40% of total internationally traded volumes, with the top ten producers controlling approximately 60% of the total traded coal market. As a result of this concentration, coal suppliers have gained more pricing power.





IRON ORE PRODUCTION IN RUSSIA
(million tonnes)


87
83
84
91
93
2000
2001
2002
2003
2004

MAIN PRODUCERS OF IRON ORE, 2004 (million tonnes)


Lebedinsky GOK 18.4
Mikhailovsky GOK 18.1
Stoilensky GOK 12.6
KGOK 8.4
Evrazruda 7.7
Karelskiy Pellet 7.5
Kovdorsky GOK 5.3
Korshunovsky GOK 3.7
Olkon 3.6
VGOK 2.9

Russian market

Russia has the world's second largest coal reserves after the United States. Its proven coal reserves total approximately 157 billion tonnes, accounting for 16% of the world's proven coal reserves. In 2004, Russia produced 283 million tonnes of coal, of which approximately 74% was steam coal and the balance was coking coal. Approximately 70% of Russia's coking coal production capacity was owned by or affiliated with Russian steel producers in 2004.

Coal production in Russia is concentrated in the Kuznetsk Basin and the Kansko-Achinskii Basin, which are east of the Ural mountains and together accounted for approximately 68% of Russia's total coal production in 2004.

Exports of coal from Russia have increased over the past several years. In 2004, Russian companies exported approximately 79 million tonnes of coal, a 32% increase from 60 million tonnes in 2003.

	Steam coal production	Steam coal share in total production	Coking coal production	Coking coal share in total production	Total	Total share of production
OAO SUEK	78.2	38%	–	0%	78.2	28%
OAO UK Kuzbassrazrezugol	34.1	16%	5.2	7%	39.4	14%
OAO OUK Yuzhkuzbassugol	4.1	2%	14.0	19%	18.1	6%
OAO UK Yuzhni Kuzbass	6.3	3%	9.3	12%	15.6	6%
Raspadskaya	–	0%	9.7	13%	9.7	3%
OAO Yakutugol	4.0	2%	5.4	7%	9.4	3%
OAO Vorkutaugol	0.4	0%	7.1	10%	7.5	3%
Other	81.1	39%	23.7	32%	104.9	37%
Total	**208.2**	**100%**	**74.6**	**100%**	**282.8**	**100%**





Description of subsidiaries

Iron ore assets overview

KGOK extracts iron ore from the Gusevogorsky deposit and processes iron ore. KGOK is located approximately 150 kilometres away from NTMK, also in Sverdlovsk region. KGOK currently mines iron ore from three open pit mines, which it processes in on-site crushing, enrichment, sintering and pelletizing facilities. Final products (sinter and pellets) are loaded on to railcars and shipped to end consumers. Approximately 16.9% of KGOK's total sales in 2004 were to customers other than Evraz.

VGOK operates underground ore mines as well as processing facilities, and is located near Nizhny Tagil, approximately 10 kilometres from NTMK and 180 kilometres north of Ekaterinburg. VGOK mines the Vysokogorskoye, Lebyazhinskoye, Estuninskoye and Mednorudyanskoye iron ore deposits. VGOK supplies sinter to Evraz's steel plants, primarily NTMK, and also makes sales to third parties. Approximately 75% of the iron ore used in producing sinter constitutes VGOK's own production and by-products of the blast furnace process at NTMK, and the balance is purchased from other producers, primarily Bogoslovskoye RU, an iron ore mine located nearby.

Evrazruda started operations in 2002, bringing several mining and processing enterprises in Kemerovo region, the Republic of Khakassia and Krasnoyarsk Krai under common management. In February 2004 Evrazruda acquired items of property, plant and equipment owned by KuzGOK, and in July 2004 Evrazruda acquired production operations of Sheregeshskoye Ore Deposit and Irbinskoye Ore Deposit. Evrazruda sells iron ore primarily to NKMK and ZapSib. Approximately 20% of Evrazruda's total sales in 2004 were to customers outside the Group.

Coking coal assets overview

Raspadskaya

Raspadskaya is one of the largest coking coal mines in the Russian Federation, and is an underground mine located in Kemerovo region. Evraz acquired a 50% ownership interest in Corber Enterprises Limited ("Corber"), in March 2004. Corber then owned 72.03% of the ordinary shares in ZAO Raspadskaya, and Corber subsequently acquired a further 4.20% ownership interest in Raspadskaya, resulting in a total effective interest for Evraz of 47.7%. Operations at the Raspadskaya field produced a total of 9,721 thousand tonnes of coking coal in 2004, of which 8,216 thousand tonnes was attributable to the operations owned by Corber (the remainder was attributable to other operations in which Corber does not have an interest). Total production at the Raspadskaya field (including operations in which Corber does not now have an interest) was 8,600 thousand tonnes in 2003 and 7,073 thousand tonnes in 2002.

Neryungri Ugol

Evraz acquired Neryungri Ugol in 2003 in order to develop resources in the Denisovskoye field in the Republic of Sakha (Yakutia). Evraz expects to start production of coking coal from Neryungri Ugol in 2006, and anticipates the field to reach its full production capacity of three million tonnes of raw coking coal by 2008, resulting in approximately 2.7 million tonnes of coking coal output. Evraz plans to export coking coal produced at Neryungri Ugol to customers in Asia. Evraz plans to invest a total of approximately US$183 million from 2004 through 2006 in starting production at Neyungri Ugol.

KGOK PRODUCTION OF SINTER AND PELLETS (million tonnes)


7.5
8.0
8.4
2002
2003
2004

VGOK PRODUCTION OF SINTER (million tonnes)


2
2.4
2.9
2002
2003
2004

EVRAZRUDA PRODUCTION OF CONCENTRATE AND SINTER (million tonnes)


4.7
5.0
5.5
2002
2003
2004

Production performance of the mining division

KGOK PRODUCTION, 2004 ('000 tonnes)


2,848
5,587
8,964
Sinter
Pellets
Concentrate

VGOK PRODUCTION , 2004 ('000 tonnes)


2,918
Concentrate
Sinter

EVRAZRUDA PRODUCTION, 2004 ('000 tonnes)


3,323
7,703
Sinter
Concentrate
Primary concentrate

Overview of other operating divisions

EXPORT VOLUMES SHIPPED THROUGH NAKHODKA SEA PORT, (%)


34
59
2002
2003
2004


Nakhodka
South Korea
China
Taiwan
Thailand
Vietnam
Philippines

Description of other assets

Management companies

OOO EvrazHolding is a management company registered in Russia that exercises the management powers of a sole executive body of Evraz Group S.A.'s Russian subsidiaries and undertakes operational management of these assets.

Trading companies

Ferrotrade Limited is an export trader for Evraz, selling the Group's steel products abroad (mainly China, Taiwan, South Korea, and the Philippines).

TH EvrazHolding is a trading company responsible for domestic steel sales.

Transport companies

Nakhodka Sea Port is a sea port located in the Far East of Russia through which Evraz ships most of its export sales. In 2004, freight turnover was 7.9 million tonnes.

Evraz ships a significant proportion of its export sales through its Nakhodka Sea Port, one of the largest ports in the Russian Far East, and it has an annual capacity of approximately 10 million tonnes. During 2004, Evraz purchased four vessels with a total deadweight capacity of 95,000 tonnes that cover approximately 25% of Evraz's total shipping requirements and which it uses to transport its products from Nakhodka to end customers. The acquisition of these vessels reduced Evraz's exposure to price and capacity fluctuations in the global shipping market.

Evraztrans. Acts as a railway forwarder for Evraz's steel division. Evraztrans provides substantially all of Evraz's transportation services including supplies of raw materials, intragroup transfers and shipments to Nakhodka Sea Port or other export transport transfer locations. Evraztrans owns or leases over 2,000 railcars and rents additional railcars, enabling it to benefit from reduced tariffs when transporting its products by Russian Railways. In 2004, Evraz made use of such railcars in respect of over 40% of its total volume of rail shipments.

Other operations

Metallenergofinance (MEF). Supplies electricity and heat to Evraz's steel and mining divisions and to third parties.

Trading House EvrazResource. Trading company responsible for the supply of metallurgical raw materials for Evraz's steel operations.





SOCIAL RESPONSIBILITY AND ENVIRONMENTAL MEASURES



As Russia's significant steel producer with worldwide ambitions, Evraz is committed to managing its various businesses in a healthy, safe, environmentally and socially responsible way.

The Board of Directors has overall responsibility for the management of its employees' health, safety, environmental, community and social (HSEC&S) issues, and sees these as central to its current and future success.

Each of the Group's operations has a team of HSEC&S specialists who, along with the operations management team, focus on risk issues, performance indicators and implementing improvements. Whilst each business unit currently has its own HSEC&S policies and management systems, it is anticipated that in the near future, the Group will operate a single policy which will cover all of its operations, irrespective of their function or location.

Ecology and industrial safety

Environmental
Evraz takes its environmental responsibility very seriously. The Group aims to reduce the impact its activities have on the environment. Its key environmental objectives are the consistent reduction of emissions, introduction of environmentally friendly industrial technologies and equipment to facilitate energy savings, gas and liquid waste treatment, and the processing of by-products. The Group is attempting to draw up significant business drivers and policies, which will significantly reduce the environmental negatives of its activities.

Evraz possesses all necessary and relevant environmental licenses for the use of water resources, water discharges, air emissions, waste disposal and waste management for operations and facilities. During 2004, the Group paid pollution payments of approximately US$4.5 million which are made up of "within limit discharges" and "excess limit discharges" of air, water and waste. Most of these payments related to air emissions. During 2004, an independent evaluation of Evraz's steel plants by international environmental consultants did not identify any significant environmental concerns at these facilities.

Nevertheless, the Group has conducted a number of environmental improvements at its steel making facilities in recent years that have reduced emissions, including a reduction in the volume of air discharged at NTMK by approximately 62%, from 288,000 tonnes in 1998, to 110,000 tonnes in 2003. These reductions at NTMK were accomplished by the commissioning of three continuous casting machines and a reduction in production by NTMK's open hearth plant, and other equipment modernisation and upgrades. In addition, NTMK has also commissioned a 3 million tonnes per year waste processing plant to deal with the over 50 million tonnes of accumulated and newly-produced slag from the plant, as well as processing other iron-containing materials.



The Group aims to reduce, wherever and however possible, the impact its activities have on the environment. "

The key environmental objective of Evraz is the consistent reduction of waste and emissions and introduction of modern, environment-friendly technologies. A large amount of obsolete equipment, which failed to meet environmental standards, has already been withdrawn as part of the re-equipment and modernisation programme at Company's production facilities.

Innovative environmental solutions at Company sites include a processing plant for extracting iron from waste materials (the first in the Russian steel industry).





> The Group takes its responsibility for employee H&S very seriously.

Although relevant Russian government organisations and agencies offer no recommendations or directives on establishment of ecological monitoring systems at industrial sites, NTMK specialists have prepared a "Technical Plan for a Local Ecological Monitoring System". The objective is to identify man-made ecological impacts and to obtain regular scientific assessments of the current and future state of the environment. This data will be the basis of recommendations for optimal environmental policy and the use of natural resources.

ZapSib is taking steps to ensure more thorough use of raw materials and full decontamination of waste. ZapSib's specialists have drawn on international experience to prepare a waste management concept, which includes:

- reduction of absolute and relative quantities of waste arising from the industrial process;
- use of waste at the point of its creation;
- secondary use of waste without additional processing;
- recycling of waste to extract valuable components and;
- decontamination and burial of waste.

Elaboration of a waste management system throughout the Group is being coordinated with introduction of international quality standards, including ISO14000.

The programme for development of Evraz production facilities gives special attention to environmental issues, and includes a commitment to implement environment policy in full accordance with ISO14001. Gross contaminant emissions will be significantly reduced in the coming 6-7 years, starting from 2003, by 35% and 30% in the cities of Novokuznetsk (where ZapSib and NKMK are located) and Nizhny Tagil, respectively.

Health & safety

By its very nature, the mining and metallurgical industries have significant health and safety (H&S) issues associated with them.

The Group takes its responsibility for employee H&S very seriously. It monitors risks and incidents, and ensures that processes, procedures and locations are constantly monitored to ensure that any potential problem, incident or deficit is rectified immediately. In addition, H&S managers ensure that information is shared around the Group's operations, as well as with trade union and industry representatives.

In addition, every plant has developed a health programme for employees, including additional health services provided both by the local as well as the Group's medical centres. These centres deal with diagnostic and preventative measures for occupational illnesses, rehabilitation in specialised medical clinics and periodic medical inspections. Group employees are able to participate in a Group-subsidised health insurance scheme. Indeed some operations fund their own clinics.

In 2004, every Group operation ran its own medical practice which provides first aid facilities, undertakes medical examinations and deals with preventative health matters for Evraz employees.

Personnel and social policy

Community

Working with, and on behalf of, the communities in which it operates is critical to the ongoing success of the Group's operations and an important element of its overall responsibility. Group operations bring employment opportunities, both through direct employment and indirectly through supporting activities in the local and regional economies. The Group has a policy of recruiting local people wherever and whenever possible.

In addition to the numerous informal ways of gaining information to enable a greater understanding of local community issues, concerns and needs, Group employees regularly meet with local authorities to discuss mutual interest issues. The Group also takes an active role in supporting local needs and initiatives.

Social

Evraz considers its employees to be its most valuable asset. It views its personnel as like-minded people who share a common goal. The Group strives to attract and retain experienced and knowledgeable professionals, who are keen to make the best of their abilities and thrive in the workplace. In exchange, Evraz helps its employees to realise their potential, improve their qualifications and advance their careers.

The dual achievement of both commercial objectives and social stability at Group operations, is one of the defining elements of Evraz's social policy. The Group's social policy is aimed at the sustainable development in the regions of its operation through creation of a Group-wide corporate standard and standardised programmes that optimise both their effectiveness and their value for money. Such





> "Evraz is actively involved in a number of charitable projects at both regional and national level."

goals are in accordance with both progressive thinking in Russia and throughout the industrialised world.

In keeping with other progressive employers, Evraz runs a social care programme for its female employees. This programme includes a number of key features aimed at giving additional privileges to women, including lighter jobs for pregnant women while maintaining the same salary on primary jobs. Furthermore, female employees are provided with material assistance after childbirth, additional payments for women on child care vacations, extra vacations at the beginning of the school year and the New Year, as well as contributions towards kindergarten expenses.

The Group is also involved in various other social worker programmes and initiatives including works canteens, health clinics, gyms, kindergartens, sports stadiums, recreation centres, museums and cultural palaces.

Employment

Evraz's management interacts with trade unions in order to ensure the appropriate treatment of employees and the stability of its business. At the end of 2004, over 80% of Evraz's employees were members of a trade union. Each of the Group's production facilities enters into collective bargaining arrangements with its trade unions on a bi-annual basis. Current agreements provide for an increase in employee wages within the approved budget and contain no restrictions on employees' layoffs due to temporary suspension of operations. There have been no strikes or other cases of industrial action at any of the Group's production facilities since they were acquired.

In May 2002 Evraz set up a Social Council for the Group's operations. This initiative went even further when at the start of 2004 it set up a not-for-profit organisation. The Council, which consists of plant managers and trade union representatives, offers a mechanism to facilitate the effective airing and implementation of decisions that affect the social interests of Group employees.

While the Group's productivity (as measured by tonnes per employee) is below western European standards, Evraz is nevertheles committed to maintaining its position as a low-cost producer of high-quality products. Unfortunately, some rationalisation of existing and recently acquired business units will result in redundancies. Evraz is currently seeking to optimise its personnel structure, primarily through the controlled reduction in its employee numbers, outsourcing non-production activities and reducing administrative staff.

However, the Evraz Group's management is ever mindful that its production facilities are the principal employers in their respective towns and regions, and therefore any reduction in the workforce is generally constrained by the relevant Russian labour legislation, as well as other political and social considerations. For these reasons, Evraz manages any reduction in the number of personnel it employs, in a sympathetic, gradual and controlled manner.

Charity and sponsorship

Evraz is actively involved in a number of charitable projects at both regional and national level. The Group provides ongoing support for several medical institutions, including a number of hospitals, as well as cancer and TB clinics in Kuzbass. Additionally, Evraz financially supports numerous children's homes, including ten in the Kemerovo region and the Urals.

The Group also funds equipment for computer literacy teaching and sport activities in regions where it has operations, as well as paying and providing manpower for repairs and maintenance at local schools and college buildings.

Recognising the importance of Russia's spiritual revival, Evraz works with the Russian Orthodox Church and supports its missionary and pastoral activities. More than 20 parishes receive material and financial assistance from Group operations. Indeed, the Patriarch of Moscow and All-Russia, Alexei II has especially acknowledged the significant role that Evraz played in rebuilding the Valaam Monastery of the Holy Transfiguration.

Evraz's enterprises sponsor musical and other creative groups at varied levels, from amateur and children's ensembles to recognised professional artists, who are active on the international performance circuit.

Financing publication of informative and cultural literature, sponsorship of Russian cinema projects and support for scientific research and social programmes are all part of Evraz's social mission.

In the field of sport the Company has sponsored two regular judo tournaments, the Grand Prix and President's Cup, over a number of years. Sponsorship programmes have been developed for the Novokuznetsk ice-hockey club, "Metallurg", and for "Metallurg-Kuzbass" football team. Long-term support for the women's volleyball club, "Uralokchka-NTMK", helped the club to victory in the volleyball Europe championship.

Evraz also materially supports sport in the wider community through sporting bodies. The Company plants hold regular competitions and championships for amateurs and professionals. In Moscow Evraz has contributed to reconstruction of the long-established Trud Stadium: the project includes new football and hockey pitches, an athletics complex and other sport infrastructure.



CORPORATE GOVERNANCE

Board of Directors



Alexander G. Abramov

Chairman of the Board of Directors and Chief Executive Officer
Born in 1959
Mr Abramov has served in similar roles with Evraz or its predecessors since founding EvrazMetal, the predecessor of Evraz (the "Original Group"), in 1992, and was a member of the Original Group. Mr Abramov is also a member of the Boards of Directors of NTMK and ZapSib. Mr Abramov previously worked at the Institute of High Temperatures of the USSR Academy of Sciences. Mr Abramov graduated from the Moscow Institute of Physics and Technology with a first-class honours degree in 1982, and he holds a Ph.D. in Physics and Mathematics. Mr Abramov is a Bureau member of the Council of Entrepreneurs set up by the Government of the Russian Federation.



Alexander V. Frolov

Managing Director Corporate
Born in 1964
Responsible for the functions of strategy and business development, finance, corporate affairs and communications, business process, human resource, legal and IT and a member of the Board of Directors. Mr Frolov joined the Original Group in 1994, and subsequently held various positions at EvrazMetal. Mr Frolov served as Evraz's Chief Financial Officer from 2002 through 2004. Prior to joining Evraz, Mr Frolov worked as a research fellow at the I.V. Kurchatov Institute of Atomic Energy. Mr Frolov graduated from the Moscow Institute of Physics and Technology with a first-class honours degree in 1987, and he received a Ph.D. in Physics and Mathematics in 1991 from the Moscow Institute of Physics and Technology.



Valery I. Khoroshkovsky

Managing Director Operations
Born in 1969
Responsible for the management of Evraz's steelmaking, mining & processing, trading, shipping/ports and technical operations and a member of the Board of Directors. Mr Khoroshkovsky joined Evraz in 2004. Prior to joining Evraz, Mr Khoroshkovsky served as Minister of Economics in Ukraine from 2002 until January 2004. Mr Khoroshkovsky served in a number of other positions in the Ukrainian government from 1997 until 2002, and from 2000 was Chairman of the Supervisory Board of the Ukrainian Bank for Social Development. Mr Khoroshkovsky graduated from Shevchenko Kiev State University with a degree in law, and received a Ph.D. in Economic Science in 2003 from the State University of Economics.

Members of the Board of Directors are elected by a majority vote of shareholders at the annual general meeting. Directors are elected for one-year terms and may be re-elected an unlimited number of times. The Board of Directors currently consists of seven members, three of whom are deemed to be independent pursuant to criteria adopted by the Board of Directors on 25 April 2005. The Lord Daresbury and Messrs Campbell and Robinson serve on the Board of Directors pursuant to agreements. These agreements, each of which contains identical terms, have a duration of one year and provide for the payment of compensation and reimbursement of certain expenses.

The Board of Directors has also established a criteria by which to assess whether a director is an independent director with consideration of the character and judgment of each member of the Board of Directors and whether there are relationships or circumstances which are likely to affect, or could appear to affect, any member's judgment. If the Board of Directors determines that a director is independent, notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, the Board of Directors has resolved to state the basis for its conclusion, including if the director has been an employee of Evraz within the last five years; has, or has had within the last three years, a material business relationship with the Company either directly, or as a partner, shareholder, director or senior employee of a body that has such a relationship with the company; has received or receives additional remuneration from the Company apart from a director's fee, participates in the Company's share option or a performance-related pay scheme, or is a member of the Company's pension scheme; has close family ties with any of the Company's advisers, directors or senior employees; holds cross-directorships or has significant links with other directors through involvement in other companies or bodies; represents a significant shareholder; or has served on the board for more than nine years from the date of such director's first election.

The Board of Directors may alter the foregoing procedures by passing an ordinary resolution, and the Company would expect to issue an explanatory press release if these procedures are altered in any material respect.



Otari I. Arshba

Member of the Board of Directors
Born in 1955
Mr Arshba joined the Original Group in 1998, and until December 2003 served as Evraz's Senior Vice-President for Corporate Communications. Mr Arshba worked in the state security apparatus of the Russian Federation until 1994. Mr Arshba graduated with distinction from the Felix Dzerzhinsky KGB Higher School, and holds a Ph.D. in political science from the Russian Academy of Government Service. In December 2003, Mr Arshba was elected a deputy of the Lower House of Parliament of the Russian Federation—the State Duma.



James W. Campbell

Non-Executive Director
Born in 1949
Mr Campbell is currently the Chairman of Minara Resources Ltd. (formerly Anaconda Nickel) in Australia. From 1975 until 2002 he served in various positions with the Anglo-American group of companies, including various positions with Amcoal, then the coal division of Anglo American, from 1984 through 2002. From 1999 through 2002 he served as Executive Director of Anglo American plc; Chairman of Anglocoal (formerly Amcoal) and AngloBase Divisions; and a non-executive director of Anglo Platinum, Anglogold and Anaconda Nickel Ltd. Mr Campbell received a B.Sc. in Mathematical Physics from Queen's University, Belfast and an M.A. in Engineering Management from Cambridge University, England.
Mr Campbell is the Chairman of the Strategy Committee.



The Lord Daresbury

Non-Executive Director
Born in 1954
The Lord Daresbury has served as Non-executive Chairman of The De Vere Group plc (formerly The Greenalls Group plc) since 2000 and as a Senior Adviser to Fleming Family & Partners, a private investment house, since 2005. From 2002 to 2004, the Lord Daresbury served as Executive Chairman of Highland Gold Mining Ltd., a Russian gold mining company. The Lord Daresbury previously served in various positions with The Greenalls Group plc, a pub, restaurant, hotel and leisure group, including serving as its Chief Executive from 1993 through to 2000. The Lord Daresbury received an M.A. in History from Magdalene College, Cambridge University, England, and also received a Sloan Fellowship from The London Business School, England.
The Lord Daresbury is the Chairman of the Remuneration Committee.



Terry Robinson

Non-Executive Director
Born in 1944
Mr Robinson also currently serves as Interim Managing Director of Ede's UK Ltd. From 2002 to 2004 he served as Non-executive Deputy Chairman of Chapada Diamonds plc, a diamond producer in Australia and Brazil; from 1998 to 2002 he served as Chief Executive and then Executive Chairman of The Albert Fisher Group plc; and from 1995 to 1998 he served as Chief Executive of Halstead Services Ltd. Mr Robinson previously held various positions with Union International plc, a food production, processing and trading company, from 1992 to 1995; with Lonrho plc from 1972 to 1991; and with Donald Macpherson Group, a paint manufacturer, from 1967 to 1992. Mr. Robinson is a Fellow of the Institute of Chartered Accountants of England and Wales.
Mr Robinson is the Chairman of the Audit Committee.

"In order to achieve integrated control over the activities of its operating facilities, Evraz established EvrazHolding as a centralised management company."

Remuneration Committee

The Remuneration Committee consists of the Lord Daresbury, Mr James Campbell, and Mr Alexander Frolov. Mr Antonino Craparotta has been appointed as secretary of the Remuneration Committee. The Remuneration Committee is authorised to carry out its functions as described or provided for in the Articles and terms of reference as well as any other functions as may, from time to time, be delegated to it by the Board of Directors. The role of the Remuneration Committee is to determine and agree with the Board the policy for the remuneration of the Chairman, the Executive Directors and other members of senior management (including the design of short- and long-term incentive arrangements). In addition, the Remuneration Committee overseas the operation of all of the Company's stock based incentive schemes.

Audit Committee

The Audit Committee consists of Mr Terry Robinson and the Lord Daresbury. The Audit Committee is authorised to carry out its functions as described or provided for in the Articles as well as any other functions as may, from time to time, be delegated to it by the Board of Directors relating to such matters as the oversight of audit functions, financial reporting and internal control principles and the appointment, compensation, retention and oversight of the Company's independent auditors.

Strategy Committee

The Strategy Committee consists of three members of the Board of Directors, Mr James Campbell, the Chairman of the Committee, Mr Alexander Frolov, and Mr Valery Khoroshkovsky, as well as Mr Pavel Tatyanin, CFO, Mr Andrei Teterkin, Director for Development, and Mr Antonino Craparotta, Secretary to the Board of Directors. The Strategy Committee determines overall the Group's strategy, supervises the existing asset base as well as the future investment in growth assets. The Committee is also responsible for technology selection and technical development of management and training.

Management of subsidiaries

In order to achieve integrated control over the activities of its operating facilities, Evraz established EvrazHolding as a centralised management company.

EvrazHolding exercises the managing powers of a sole executive body of the companies that it manages including entering into transactions on behalf of each company (within the limits provided for in the legislation), operating their bank accounts, and representing them before various state and judicial agencies. Management is exercised by an officer of EvrazHolding acting under a power of attorney. Payments received by EvrazHolding are applied fully against its operating expenses and reflected fully in the appropriate line item of Evraz's consolidated financial statements.

Although human resources have been historically managed by each operating company, this function is gradually being centralised with respect to the Company's Russian subsidiaries by EvrazHolding. The Company's human resources policy for its subsidiaries is also managed by EvrazHolding. EvrazHolding seeks to create a team of highly-qualified, talented and hard-working personnel dedicated to the resolution of technical, social and economic challenges. These objectives form the basis for the criteria for Evraz's processes for hiring personnel, paying workers and motivating, training and developing personnel. The appointment of EvrazHolding as a management company serves to centralise all management functions within a single body, and facilitates the adoption of standard operating and financial management practices across all of Evraz's operations. The delegation of management functions to EvrazHolding also serves to improve the efficiency of management activities, by reducing the number of transactions entered into in the ordinary course of business that are subject to the approval of minority shareholders, for example under the Russian Joint Stock Companies law (in particular, transactions with other subsidiaries of the Company).

The Board of Directors and, as the case may be, the Remuneration Committee, determines the strategies to be employed by Evraz, and EvrazHolding implements those strategies with respect to each company that it manages, subject to approval by the boards of directors of such companies. Decisions by EvrazHolding are subject to the corporate governance procedures that have been adopted by the Board of Directors, as discussed above. EvrazHolding is also currently establishing standard procedures for the companies it manages, including procedures related to budgeting, the approval of investments and capital expenditures and management information systems.





Dividend policy

Evraz Group S.A. declared interim 2005 dividend for a total amount of euro equivalent to US$200 million to the holders of record as of 31 May 2005.

The Company expects to pay dividends of approximately 25% of its consolidated annual net income on average through the business cycle, as calculated under IFRS. However, the payment of dividends by the Company is subject to, among other considerations, the Company's result of operations and prospects, its planned and committed capital expenditures, the availability and cost of funds from external sources, the practice of other steel and mining businesses and other relevant considerations.

"The Company has established a stock option plan for employees and directors of Evraz. The granting of options to participants in the plan may be made at the discretion of the Board of Directors."

Remuneration of directors and management

During the current financial year the Remuneration Committee will be conducting a review of the remuneration policy for senior executives to ensure that packages are appropriately structured to be competitive and provide an appropriate balance between fixed pay and performance linked pay and to ensure that long-term incentives provide good alignment between the interests of senior executives and shareholders. The results of this review together with a description of the remuneration policy will be contained in next year's report and accounts.

The aggregate amount of remuneration paid by Evraz to its management, including the senior management of its subsidiaries, as a group (62 individuals, including Messrs. Abramov, Frolov and Khoroshkovsky) during the year ended 31 December 2004 was approximately US$37.9 million in salary and bonuses.

Stock option plan

The Company has established a stock option plan for employees and directors of Evraz. The granting of options to participants in the plan may be made at the discretion of the Board of Directors, which is authorised to issue options giving each holder of options under the first allocation the right to subscribe for shares without reserving a preferential right of subscription to the existing shareholders. Grants of shares pursuant to the plan may be made from the Company's authorised but unissued share capital and from the shares that may be acquired by the Company from time to time. The Company intends that total grants of shares under the stock option plan shall not exceed 5% of the Company's issued share capital for three years from the date of the IPO, and that the exercise price of such options shall be the price of shares, stated at the IPO.

Evraz does not have any stock option plans with respect to shares of any of its subsidiaries.







MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- Evraz is one of the largest vertically-integrated steel and mining businesses with operations based mainly in the Russian Federation.

- Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest producer of steel and steel products in Russia, the largest producer of long products in Russia and among the 15 largest steel producers in the world.

- Evraz also produces significant quantities of iron ore, and is expanding into the coal sector.

- Most of Evraz's iron ore production is used in its steel making operations.

The following represents the management's analysis of the operational and financial performance of Evraz Group and of the significant factors that may affect the future financial and operating performance. This discussion should be read in conjunction with Evraz Group S.A.'s consolidated financial statements, the notes thereto.

All references to Evraz, Evraz Group, the Group, the Company, "we" or "us" are references to Evraz Group S.A. and its consolidated subsidiaries, unless otherwise indicated.

This section contains forward-looking statements that involve risks and uncertainties. Evraz's actual results may differ materially from those discussed in such forward-looking statements as a result of various factors, including those described under "Forward-looking statement" on page 51.

Overview

Evraz is one of the largest vertically-integrated steel and mining businesses with operations based mainly in the Russian Federation. Evraz produced 13.7 million tonnes of crude steel in 2004, ranking it as the largest producer of steel and steel products in Russia, the largest producer of long products in Russia and among the fifteen largest steel producers in the world. Evraz also produces significant quantities of iron ore, and is expanding into the coal sector. Most of Evraz's iron ore production is used in its steel making operations.

Evraz's principal assets are its three steel plants: NTMK, ZapSib and NKMK; three iron ore mining and processing facilities: KGOK, VGOK and Evrazruda; coal mining assets: Mine 12 and a greenfield coking coal mine, Neryungri Ugol; and trading and logistics assets. Evraz also owns an equity interest in Raspadskaya, a coking coal mine. Evraz's consolidated revenues were US$5,933,1 million, and its net profit attributable to equity holders of the parent entity was US$1,179.6 million, for the year ended 31 December 2004.

Divisions

Evraz's business is divided into two main divisions:

- the steel division, comprising the production and sale of semi-finished and finished steel products; vanadium slag; coke and coking products; and refractory products; and
- the mining division, comprising the production, enrichment and sale of iron ore and the development of coking coal fields at Neryungri Ugol and, since the acquisition of Mine 12, the production of coal.

The mining division does not meet the criteria of a reportable division under the IFRS, as the majority of its revenues are earned in inter-divisional transactions. However, we have designated the mining division as a reportable division based on our future plans to develop Evraz's mining business.

Other operations include management, logistics (including Nakhodka Sea Port) and support activities.

Inter-divisional sales

Evraz is a vertically-integrated steel and mining group. Evraz's mining division supplied approximately 60% of the steel division's total requirements of iron ore in 2004 (72% including supplies by KGOK prior to its acquisition in May 2004). The steel division supplies grinding balls and pit props to the mining division for use in its day-to-day operations. We believe that the prices at which products are sold between divisions are generally based on those at which they could be sold to unrelated third parties and thus are in accordance with relevant Russian transfer pricing rules. These transactions are eliminated as inter-company transactions for purposes of Evraz's consolidated financial statements.

Operational developments

Reorganisation and Formation of the Company

Evraz Group S.A. was incorporated on 31 December 2004, under the laws of the Grand Duchy of Luxembourg, to serve as the holding company for Evraz's assets. The Company holds its interests in its subsidiaries indirectly, through its interest in Mastercroft. Mastercroft was established on 31 December 2002 as a holding company to consolidate certain steel production, mining and trading entities then controlled by Crosland Limited, an entity under common control with Evraz. In 2003, Crosland Limited's interests in these entities were transferred to Mastercroft.

Purchases of subsidiaries from parties under common control are accounted for using the "uniting of interest method", which is equivalent to a pooling of interests. The Company's consolidated financial statements, therefore, have been prepared on the basis that it existed for all periods presented in such statements and as if it owned interests in companies then owned by Mastercroft and by the entities from which Mastercroft acquired the interests.

Summary of Acquisitions

Evraz has sought to develop an integrated steel and mining business through the purchase of undervalued assets that it believes offer significant upside potential, particularly as Evraz implements improvements in work practices and operational methods.

Recent acquisitions

- Raspadskaya. In March 2004, as a part of a joint venture agreement, Evraz acquired a 50% ownership interest in Corber Enterprises Limited ("Corber"), which was a joint venture created for the purpose of exercising joint control over the economic activities of Raspadskaya mine – one of the largest coal mines in Russia, producing coking coal – and other subsidiaries of Corber. Corber holds 72.03% of the ordinary shares in Raspadskaya. Evraz acquired its interest for a total of US$139.7 million, including US$61.8 million in cash, the issuance of 6% interest-bearing promissory notes with a nominal value of US$19.2 million due after 10 March 2006 and a contribution of 19.15% of the ordinary shares in Raspadskaya. Corber acquired a further 4.20% interest in Raspadskaya during 2004 for US$5.5 million. Evraz's effective ownership interest in Raspadskaya was 45.70% as of 31 December 2004.

- Neryungri Ugol. In April 2004, Evraz acquired 100% of Neryungri Ugol for RUR100,000 (US$4,000). Neryungri Ugol is a coking coal mine being developed by Evraz. Production from Neryungri Ugol is expected to start in 2006. Evraz's effective ownership interest in Neryungri Ugol was 95.83% as of 31 December 2004.

- Kachkanarsky Ore Mining-and-Processing Integrated Works. KGOK is an iron ore mining and processing complex that produces sinter, pellets and concentrate from high-vanadium iron ore. In May 2004, Evraz acquired 83.59% of the ordinary shares of KGOK for US$190.3 million and purchased restructured debts with fair value of RUR597.0 million (US$20.6 million) at their nominal value of RUR1,283.0 million (US$44.3 million). Evraz acquired further interests in KGOK amounting to 14.04% of the ordinary shares during 2004 for a total of US$31.3 million. Evraz's effective ownership interest in KGOK was 80.68% as of 31 December 2004.

Post balance sheet date acquisitions in 2005.

- Evrazruda. Evrazruda is an iron ore mining and processing complex that produces iron ore concentrate. In March 2005, Evraz acquired a 99.9% interest in Evrazruda for US$32 million from entities under common control with Evraz and 0.10% interest from third parties for US$32,000. This acquisition has resulted in Evrazruda being consolidated with Evraz effective as of 31 December 2001 as it existed at such date, with acquisitions by Evrazruda subsequent to 31 December 2001 being accounted for by Evraz in the same manner as by Evrazruda when it made the acquisitions (i.e., generally on the basis of the purchase method). Evraz's effective ownership interest in Evrazruda was 99.9% as of 31 March 2005.

Macroeconomic factors affecting results of operations

Change in the price of steel, iron ore and coal

The prices at which we can sell products of our steel division is the main driver of our revenues. Favourable world economic conditions and an increase in worldwide steel consumption, mainly by China, resulted in significant price increases and strength in the steel market which directly benefited Evraz's steel division. The following table illustrates the average price trends for Evraz's principal products from 2002 through 2004 in both the Russian and non-CIS export markets:

	% change 1st half **2002** to 2nd half **2004**	**Year ended 31 December**					
		2004		**2003**		**2002**	
		2nd half	1st half	2nd half	1st half	2nd half	1st half
		(US$ per tonne, except percentages)					
		Average Russian and CIS prices for Evraz's products [1]					
Construction products							
Rebars	231%	437	413	260	217	175	132
Sections	198%	510	443	283	225	186	171
Railway products							
Rails	64%	375	316	266	254	224	229
Wheels	142%	940	715	509	466	420	389
Mining products							
Grinding balls	188%	406	336	235	184	147	141
Semi-finished products							
Billets	227%	421	365	249	203	145	129
Slabs	171%	308	233	178	149	117	114
Pig Iron	226%	261	246	138	125	82	80
Pipe blanks	194%	406	318	225	188	148	138
Other steel products							
Plates	148%	484	422	316	256	183	195
Wire rod and rounds	216%	425	373	241	194	153	135
		Average non-CIS export prices for Evraz's products [1]					
Construction							
Rebars	117%	416	373	284	256	205	192
Sections	96%	416	407	296	255	237	212
Semi-finished products							
Billets	104%	366	364	263	247	214	179
Slabs	206%	502	410	252	248	215	164
Pig Iron	149%	306	278	183	169	131	123
Other steel products							
Plates	144%	485	413	303	296	252	199
Wire rod and rounds	94%	407	400	290	280	239	210

Notes:

1 Average price data for the year ended 31 December 2004 is for sales by Ferrotrade Limited, and for the years ended 31 December 2003 and 2002 is for sales by Ferrotrade & Co. The actual amounts received by Evraz in respect of sales by Ferrotrade & Co. are less than the amounts presented here, since Ferrotrade & Co. acquired products from Evraz for resale but was not consolidated into Evraz's consolidated financial statements.

The U.S. dollar-rouble exchange rate and inflation:

Evraz's products are typically priced in roubles for Russian and CIS sales and in U.S. dollars for international sales. Evraz's direct costs, including raw materials, labour and transportation costs, are largely incurred in roubles, while other costs, such as interest expense, are incurred in roubles, U.S. dollars and euro. The mix of Evraz's revenues and costs is such that appreciation in real terms of the rouble against the U.S. dollar tends to result in an increase in Evraz's costs relative to its revenues, while depreciation of the rouble against the U.S. dollar in real terms tends to result in a decrease in Evraz's costs relative to its revenues.
In addition, nominal depreciation of the rouble against the U.S. dollar results in a decrease in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities) and nominal appreciation of the rouble against the U.S. dollar results in an increase in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities). Moreover, nominal appreciation and depreciation of the rouble against the U.S. dollar has a similar effect when the income statements

of Evraz's Russian subsidiaries are translated into U.S. dollars in connection with the preparation of Evraz's consolidated financial statements.

While Evraz's revenues depend substantially on international prices for metallurgical products, its costs are closely linked to domestic cost factors. Inflation has moderated in Russia during the past five years and declined to 11.7% in 2004, but there are signs it may be increasing again. Over the same period, however, prices for certain important raw materials, and for transportation and energy, grew faster than the consumer price index. Nonetheless, in 2004 overall price trends were generally positive, with steel prices growing faster than many relevant cost factors, including railway transportation costs, natural gas prices, electricity costs and the general consumer price index. During 2004 iron ore prices increased at a slower rate than steel prices, but coking coal prices increased approximately in line with steel prices.

The table below presents changes in Russia's consumer price index, rouble to U.S. dollar exchange rates, nominal and real exchange rate changes from 2002 through 2004:

	2004	2003	2002
Consumer Price Index, December to December change in RUR	11.7%	12.0%	15.1%
Nominal RUR/US$ exchange rate, December to December change	6.1%	7.9%	(5.2%)
Real RUR/US$ exchange rate, December to December change	13.6%	15.0%	6.0%
Average RUR/US$ exchange rate for the period	28.82	30.69	31.35
RUR/US$ at the end of the period	27.75	29.45	31.78

Tax burden

The Russian government has initiated reforms to the tax system that have resulted in some improvement in the tax climate. Many tax laws and related regulations were introduced in 2003 and previous years. These were not always clearly written, and were subject to varying interpretation and inconsistent enforcement.

In Russia instances of inconsistent opinions between local, regional and federal tax authorities are not unusual. We believe Evraz has paid all taxes that are applicable. Where uncertainty exists, Evraz has made provision for tax liabilities based on management's best estimates. Management estimates that the amount of potential liabilities that could arise as a result of assertions currently being made by tax authorities and that are not accrued in the accompanying financial statements could be up to approximately US$26 million. The majority of these amounts relate to Russian tax liability on defaulted payments by an export customer of KGOK prior to its acquisition by Evraz. Moreover, as noted above, restructured taxes payable as at 31 December 2004 does not include US$55.9 million that will be forgiven so long as Evraz complies with the payment terms of the restructuring agreement and makes timely payments of its current tax obligations.

Weaknesses and changes in the Russian tax system, unlawful, selective or arbitrary Government action could materially adversely affect Evraz's business.

Results of operations for the years ended 31 December 2004, 2003 and 2002
From 2002 through 2004, Evraz's consolidated revenues increased by 285% and its net profit attributable to equity holders of the parent entity increased from US$5.9 million to US$1,179.6 million. This increase was due mainly to:

- Improved prices for steel products in Russia and in export markets.
- The impact of acquisitions and start-ups. In the steel division, the start-up of NKMK in October 2003 made a substantial contribution, as did the consolidation of Evraz's export trading activities through Ferrotrade Limited in the same month. In the mining division, the acquisition of VGOK in October 2002 and of KGOK in May 2004 had the greatest impact, both enhancing Evraz's vertical integration and allowing for sales of iron ore to third parties. The acquisition of Nakhodka Sea Port in February 2003 had a significant effect on Evraz's other operations division.
- A significant increase in the volume of products sold, resulting mainly from acquisitions and start-ups.
- A shift toward higher margin products, especially within the semi-finished steel products group, where the focus is increasingly on slabs instead of billets.

- A significant improvement in margins, as sales prices increased faster than costs. Costs grew mainly as a result of acquisitions and inflation, which was moderating in Russia throughout the period. While raw materials prices increased significantly, the growth in Evraz's own iron ore production shielded it to a considerable extent (and the recent acquisitions of Evrazruda and Mine 12 further reduced exposure in this area). In addition, the expansion of Evraz's mining operations has enabled it to benefit from the favourable conditions in raw materials markets by capturing additional margin through increased sales to third parties.

The following table sets forth Evraz's income statement data for the years ended 31 December 2004, 2003 and 2002 in absolute terms and as a percentage of revenues.

Income statement data	2004 Amount	2004 Percentage of revenues	2003 Amount	2003 Percentage of revenues	2002 Amount	2002 Percentage of revenues
	Year ended 31 December ('000 US$, except percentages)					
Revenues[1]	**5,933,121**	**100.0%**	**2,167,989**	**100.0%**	**1,540,352**	**100.0%**
Cost of revenues	(3,514,048)	(59.2)%	(1,635,496)	(75.4)%	(1,353,392)	(87.9)%
Amortisation of negative goodwill	28,012	0.5%	26,271	1.2%	17,855	1.2%
Gross profit	**2,447,085**	**41.2%**	**558,764**	**25.8%**	**204,815**	**13.3%**
Selling and distribution costs	(192,535)	(3.3)%	(28,524)	(1.3)%	(44,659)	(2.9)%
General and administrative expenses	(346,689)	(5.8)%	(164,585)	(7.6)%	(110,162)	(7.2)%
Other operating income and expenses, net	(71,278)	(1.2)%	(30,007)	(1.4)%	2,859	0.2%
Profit from operations	1,836,583	31.0%	335,648	15.5%	52,853	3.4%
Non-operating income and expenses, net	(114,406)	(1.9)%	(7,831)	(0.4)%	(40,208)	(2.6)%
Profit before tax	1,722,177	29.0%	327,817	15.1%	12,645	0.8%
Income tax expense	(377,289)	(6.4)%	(74,873)	(3.5)%	(11,275)	(0.7)%
Net profit	1,344,888	22.7%	252,944	11.7%	1,370	0.1%
Net profit attributable to equity holders of the parent entity	1,179,625	19.9%	204,982	9.5%	5,934	0.4%
Net profit attributable to minority interests	165,263	2.8%	47,962	2.2%	(4,564)	(0.3)%

Note:

1 Includes service revenues of US$138.2 million, US$128.5 million and US$65.1 million for the years ended 31 December 2004, 2003 and 2002, respectively. Sales of services consist primarily of heat and electricity supply and port, transportation and accounting services.

In the years ended 31 December 2004, 2003 and 2002, approximately 9%, 31% and 40%, respectively, of Evraz's revenues were generated in transactions with related parties. In addition, Evraz made significant purchases from related parties. See Note 14 to the Consolidated Financial Statements.

Revenues

Evraz's consolidated revenues increased by 40.7% in 2003 to US$2,168.0 million and by 173.7% in 2004 to US$5,933.1 million. The following table presents Evraz's consolidated revenues by division for 2004, 2003 and 2002.

Revenues by division	2004	Year ended 31 December 2003 ('000 US$)	2002
Steel division			
To third parties	5,726,069	2,042,156	1,512,077
To mining division	75,168	17,693	4,142
To other operations	7,804	240	0
Total	5,809,041	2,060,089	1,516,219
Mining division			
To third parties	116,410	60,377	13,605
To steel division	493,581	171,632	25,095
To other operations	783	–	–
Total	610,774	232,009	38,700
Other operations			
To third parties	90,643	65,456	14,670
To steel division	235,145	31,973	–
To mining division	19,050	–	–
Total	344,838	97,429	14,670
Eliminations	(831,532)	(221,538)	(29,237)
Consolidated revenues	**5,933,121**	**2,167,989**	**1,540,352**
% from steel division	96.5%	94.2%	98.2%
% from mining division	2.0%	2.8%	0.9%
% from other operations	1.5%	3.0%	1.0%

Steel division

Steel division revenues increased by 35.9% in 2003 to US$2,060.0 million and by 182% in 2004 to US$5,809.0 million.

The increase in sales was primarily due to the following:

- favourable price conditions
- commencement of operations by NKMK in October 2003. Revenues of NKMK in 2004 and the fourth quarter of 2003 amounted to US$1,034.2 million (18.0% of steel division revenues) and US$152.1 million (7.0% of steel division revenues)
- consolidation of export trading activities through Ferrotrade Limited beginning in October 2003, resulting in the capture of additional trading margin

The following table shows the breakdown of Evraz's steel division sales in 2003 and 2004, noting the contribution made by NKMK (excluding margins earned by Ferrotrade Limited and TH EvrazHolding on sales of products produced at NKMK), which commenced operations in October 2003.

	Year ended 31 December			
	2004		2003	
	US$ million	Percentage of total	US$ million	Percentage of total
Construction products [1]	1,835.5	31.6%	794.5	38.6%
of which NKMK	249.3	4.3%	45.9	2.2%
Railway products [2]	615.9	10.6%	267.5	13.0%
of which NKMK	255.8	4.4%	39.1	1.9%
Semi-finished products [3]	2,188.3	37.7%	647.7	31.4%
of which NKMK	269.2	4.6%	21.0	1.0%
Other steel products [4]	515.9	8.9%	183.6	8.9%
of which NKMK	196.9	3.4%	34.1	1.7%
Other products [5]	653.4	11.3%	166.9	8.1%
of which NKMK	62.9	1.1%	14.7	0.7%

Notes:

1 Includes rebars, H-beams, channels and angles.
2 Includes rails and wheels.
3 Includes billets, slabs, pig iron, pipe blanks and blooms.
4 Includes grinding balls, mine uprights, round rolls, wire and plates.
5 Includes coke and coking products, refractory products and vanadium slag.

Revenues from sales of semi-finished products increased as a proportion of steel division sales from 31.4% in 2003 to 37.7% in 2004, while revenues from sales of construction and railway products experienced corresponding declines as a proportion of steel division sales. The increased share of revenues attributable to sales of semi-finished products reflects Evraz's increased emphasis on higher-priced slabs as opposed to billets in 2004 as well as generally strong prices for slabs and other semi-finished products in export markets. The decline in the share of revenues attributable to sales of construction products reflects a slight decline in sales volume, resulting from an increased emphasis on sales of semi-finished and other products in order to benefit from favourable export market conditions. The share of revenues attributable to railway products declined in 2004 despite an increase in railway product sales volume as a percentage of steel division sales volume. This reflected the relatively slower growth in the prices of railway products, particularly rails, and the increased share of rails in the sales volume of railway products and steel division products resulting from the consolidation of NKMK for the full year 2004. The slower growth in the price of rails reflected in part the negotiating power of Russian Railways, the largest purchaser of rails from Evraz.

Excluding inter-divisional sales, export sales amounted to approximately 46% of steel division revenues in 2004, compared to 30% and 38% in 2003 and 2002, respectively. The increased share of export revenues in 2004 was attributable to increased export volumes, particularly of semi-finished products in response to favourable conditions in Evraz's Northeast and East Asian export markets, as well as to the additional trading margin resulting from the consolidation of export activities through Ferrotrade Limited. The reduced share of export revenues in steel division revenues in 2003 was attributable to a reduced share of exports in total sales volumes, due to management's decision to take advantage of relatively more favourable domestic market conditions.

Mining division

Mining division revenue increased by 499.5% in 2003 to US$232.0 million and by 163.3% in 2004 to US$610.8 million. The increases in mining division revenues were due mainly to the following factors:

- price increases;
- additional processing capacity of VGOK which was commissioned in December 2003;
- KGOK acquisition in May 2004. Revenues attributable to KGOK in 2004 amounted to US$209.4 million (34.3% of mining division revenues); and
- prior to 2 October 2002, Evraz's mining segment consisted of Evrazruda as well as of OOO Abakan Mining Company and OOO Mundybash Processing Plant, both of which are subsidiaries of ZapSib. Revenues of Evrazruda increased from US$21.6 million in 2002 (55.3% of mining segment revenues) to US$156.2 million in 2003 (67.3% of mining segment revenues) and to US$270.5 million in 2004 (44.3% of mining segment revenues).

Substantially all of Evraz's mining division sales are of iron ore, and Evraz has recently expanded its iron ore business through the acquisition of Evrazruda in March 2005, which is consolidated with effect from 31 December 2001 as described above. During the period under review, consolidated coal assets consisted only of Neryungri Ugol, which had yet to begin production, but they now also include Mine 12 (acquired in March 2005). Evraz also has a 47.7% interest in the Raspadskaya coking coal mine, which is accounted for under the equity method.

Third party sales have increased even faster than inter-divisional sales, reflecting the strong market demand for raw materials in 2004. Most third party sales in the mining division were to customers in Russia.

Other operations

The division that contains Evraz's other operations increased revenues by 564.1% in 2003 to U$97.4 million and by 253.9% in 2004 to US$344.8 million. This division's revenues were significantly affected by acquisitions, specifically:

- Nakhodka Sea Port, which has been consolidated since 15 February 2003, provides seaport services. Nakhodka Sea Port's sales amounted to US$40.1 million in 2004 and US$29.9 million in 2003, subsequent to its consolidation. Inter-divisional sales accounted for 38% of Nakhodka Sea Port's revenues in 2004.

- Evraztrans, which commenced operations in the fourth quarter of 2003, acts as a railway forwarder for Evraz's steel division. Evraztrans sales amounted to US$75.9 million in 2004 and US$0.5 million in 2003. Evraztrans derives most of its revenues from inter-divisional sales and benefited in 2004 from the acquisition of its own railway cars.

- Metallenergofinance ("MEF"), which has been consolidated since September 2003, supplies electricity and heat to Evraz's steel and mining division and to third parties. MEF's sales amounted to US$186.6 million in 2004 and US$48.0 million in 2003, subsequent to its consolidation. MEF derives most of its revenues from inter-divisional sales and benefited in 2004 by supplying electricity to NTMK, VGOK and KGOK.

- OOO EvrazHolding ("EvrazHolding") provides management, accounting and other services to NTMK, ZapSib and NKMK and other Russian subsidiaries of the Company, including from 1 April 2005 KGOK, Evrazruda and VGOK. EvrazHolding generated management fees of US$37.2 million, US$25.8 million and US$15.6 million in 2004, 2003 and 2002, respectively, from the provision of management, accounting and other services to the Company's subsidiaries and to related parties; 68.5%, 33.4% and 6.2% of these fees were derived from the Company's subsidiaries in 2004, 2003 and 2002, respectively.

Third-party sales by the other operations division, consisting primarily of sales of energy by MEF, provision of port services by Nakhodka Sea Port and provision of transportation and freight forwarding services by Evraztrans, increased from US$14.7 million in 2002 to US$65.5 million in 2003 and US$108.9 million in 2004. The increase is attributable primarily to the consolidation of MEF and Evraztrans for all of 2004, offset by a decline in third-party sales by EvrazHolding and a slight decrease in third-party sales of port services by Nakhodka Sea Port.

Cost of revenues

Evraz's consolidated cost of revenues amounted to US$3,514.0 million, US$1,635.5 million and US$1,353.4 million in 2004, 2003 and 2002, respectively. It comprised 59.2%, 75.4% and 87.9% of consolidated revenues in 2004, 2003 and 2002, respectively. The table below sets forth cost of revenues, amortisation of negative goodwill and gross profit by division for 2004, 2003 and 2002, including as a percentage of division revenues.

	Year ended 31 December					
	2004		2003		2002	
	Amount	Percentage of division revenues	Amount	Percentage of division revenues	Amount	Percentage of division revenues
	('000 US$, except percentages)					
Steel division						
Cost of revenues	(3,585,595)	(61.7)%	(1,560,153)	(75.7)%	(1,334,207)	(88.0)%
Raw materials	(2,469,218)		(919,812)		(728,166)	
Transportation	(355,177)		(39,756)		(10,000)	
Staff costs	(325,087)		(186,869)		(199,787)	
Depreciation	(144,922)		(126,566)		(150,224)	
Energy	(272,810)		(165,791)		(139,316)	
Other [1]	(18,381)		(121,359)		(106,714)	
Amortisation of negative goodwill	18,305	0.3%	18,590	0.9%	15,259	1.0%
Gross profit	2,241,751	38.6%	518,526	25.2%	197,271	13.0%
Mining division						
Cost of revenues	(448,187)	(73.4)%	(218,790)	(94.3)%	(35,100)	(90.7)%
Raw materials	(234,364)		(171,289)		(21,813)	
Staff costs	(73,572)		(16,958)		(8,814)	
Depreciation	(27,085)		(7,336)		(3,192)	
Other [2]	(113,166)		(23,207)		(1,281)	
Amortisation of negative goodwill	8,166	1.3%	6,405	2.8%	3,164	8.2%
Gross profit	170,753	28.0%	19,624	8.5%	6,764	17.5%
Other operations						
Cost of revenues	(279,998)	(81.2)%	(66,956)	(68.7)%	(12,353)	(84.2)%
Amortisation of negative goodwill	1,541	0.4%	1,276	1.3%	–	0%
Gross profit	66,381	19.2%	31,749	32.6%	2,317	15.8%
Unallocated						
Amortisation of negative goodwill	–		–		(568)	
Gross profit	–		–		(568)	
Eliminations–cost of revenues	799,732		210,403		28,268	
Eliminations–gross profit	(31,800)		(11,135)		(969)	
Consolidated cost of revenues	(3,514,048)		(1,635,496)		(1,353,392)	
Consolidated amortisation of negative goodwill	28,012		26,271		17,855	
Consolidated gross profit	2,447,085		558,764		204,815	

Notes:

1 Includes repairs and maintenance and auxiliary materials such as ferroalloys and refractory products.
2 Includes energy, auxiliary materials and repairs and maintenance.

Steel division

Steel division cost of revenues increased by 16.9% in 2003 to US$1,560.6 million and by 129.8% in 2004 to US$3,585.6 million. Cost of revenues was 61.7%, 75.7% and 88.0% of steel division revenues for 2004, 2003 and 2002, respectively.
The primary factors causing the increase in the steel division's cost of revenues were:

- Start-up of NKMK. The cost of revenues of NKMK in 2004 and the fourth quarter of 2003 amounted to US$738.3 million (20.6% of steel division cost of revenues) and US$138.0 million (8.9% of steel division cost of revenues), respectively.
- Raw materials costs increased by 26.3% in 2003 and by 168.4% in 2004. The increases were primarily due to price increases for coking coal and iron ore, and volume increases resulting mainly from the start-up of NKMK. On a consolidated basis, the impact of price increases for iron ore was increasingly mitigated by purchases of these products from Evraz's mining division, as discussed above.
- Transportation costs in 2003 and 2004 resulted from the transfer of trading activities to Ferrotrade Limited (which commenced operations in October 2003). These costs relate to railway tariffs for the transport of Evraz's steel products from the mills to the relevant ports, and prior to the transfer of trading activities to Ferrotrade Limited, such costs had been incurred by Ferrotrade & Co., a related party.
- Depreciation costs remained generally flat despite the start-up of NKMK, due to the relatively low prices paid by NKMK for the assets it acquired and to the fact that significant capital expenditures were either still in progress or completed only late in 2004, resulting in the postponement of depreciation expense into subsequent periods.
- Energy costs increased by 19.0% in 2003 and by 64.6% in 2004 mainly due to the start-up of operations at NKMK and increases in electricity and natural gas tariffs.
- Staff costs decreased by 6.5% in 2003 and increased by 74.0% in 2004. The decrease in 2003 resulted from the allocation of costs attributable to an increase in inventories at Ferrotrade Limited. Wages and salaries increased in 2004 in line with inflation, and the acquisition of NKMK contributed further to staff costs.
- Other costs increased by 13.7% in 2003 and decreased by 84.9% in 2004. The decrease in 2004 resulted from the transfer of activities to Ferrotrade Limited.

Mining division

Mining division cost of revenues increased by 523.3% in 2003 to US$218.8 million and by 104.8% in 2004 to US$448.2 million. Raw materials costs increased by 685.3% in 2003 and by 36.8% in 2004, and staff costs increased by 92.4% in 2003 and by 333.8% in 2004. Depreciation increased by 129.8% in 2003 and by 269.2% in 2004. Cost of revenues was 73.4%, 94.3% and 90.7% of mining division revenues for 2004, 2003 and 2002, respectively.

Mining division cost of revenues was significantly influenced by the acquisitions of VGOK and KGOK:

- VGOK's cost of revenues in 2004, 2003 and 2002 (subsequent to its acquisition in October of that year) amounted to US$73.6 million, US$41.3 million and US$7.8 million, respectively. Price increases for purchased iron ore processed into sinter at VGOK as well as an increase of approximately 20% in the production of sinter in 2004 contributed to the growth of VGOK's cost of revenues in 2004. Purchased iron ore accounted for approximately 25%, 23% and 14% of the total volume of iron ore used by VGOK in producing sinter in 2004, 2003 and 2002, respectively.
- KGOK's cost of revenues amounted to US$110.3 million following its acquisition in May 2004. Energy costs included in this amount accounted for most of the increase in other costs of revenues.

Other operations

Other operations' cost of revenues increased by 442.0% in 2003 to US$67.0 million and by 318.2% in 2004 to US$280.0 million. Cost of revenues was 81.2%, 68.7% and 84.2% of other operations revenues for 2004, 2003 and 2002, respectively.

EvrazHolding's cost of revenues amounted to US$12.4 million in 2002, nil in 2003 and US$6.4 million in 2004. All of EvrazHolding's costs that were classified as cost of revenues in 2002 were reclassified as general and administrative expenses in 2003 and most of such costs (76.6%) were so reclassified in 2004. The costs reclassified in this way were those attributable to inter-divisional sales. Staff costs account for most of EvrazHolding's costs.

Selling and distribution costs

Selling and distribution costs decreased by 36.0% in 2003 to US$28.5 million and increased by 575.0% in 2004 to US$192.5 million.

The main drivers of change in absolute terms were:

- the start-up in the fourth quarter of 2003 of Ferrotrade Limited's export operations, which incur freight costs and port charges (these costs were previously incurred by Ferrotrade & Co., a related party);
- the development of the distribution network of Evraz across Russia during 2003 and 2004;
- an increase in bad debt provisions from a benefit of US$3.7 million in 2003 to a provision of US$13.1 million in 2004. The bad debt provision in 2004 related principally to obligations of Tagil Energo, which purchases heat energy from NTMK;
- abolition of road users tax effective 1 January 2003, which is largely responsible for the decline in selling and distribution costs from 2002 to 2003; and
- increase of bad debt provisions in respect of VGOK. The majority of this amount was owed by GBRU, a related party of Evraz.

General and administrative expenses

General and administrative expenses increased by 49.4% in 2003 to US$164.6 million and by 110.6% in 2004 to US$346.7 million.

General and administrative expenses were affected by the following:

- staff costs increased by 32.4% in 2003 to US$39.3 million and by 131.5% in 2004 to US$90.9 million due to increases in wages and salaries in line with inflation, bonuses paid to certain managers and the start-up of NKMK;
- taxes, other than on income, including property, land and local taxes, increased by 33.7% in 2003 to US$35.5 million and by 9.8% in 2004 to US$38.9 million. A significant part of the increase in 2004 was attributable to the start-up of NKMK;
- management fees to EvrazHolding were US$18.5 million, US$3.7 million and US$0.7 million in 2004, 2003 and 2002, respectively. The increase in these fees in 2004 and 2003 is attributable to increased activities at EvrazHolding, the start-up of operations at NKMK and increased fees charged by EvrazHolding to offset its expenses;
- acquisitions of VGOK in October 2002 and KGOK in May 2004 and the acquisitions of additional operations by Evrazruda in 2004. Staff costs increased by 176.6% in 2003 to US$4.2 million and by 366.6% in 2004 to US$19.5 million. Taxes, other than on income increased by 44.9% in 2003 to US$1.3 million and by 339.6% in 2004 to US$5.9 million; and
- other costs increased by 132.9% in 2003 to US$4.1 million and by 465.6% in 2004 to US$23.3 million, resulting primarily from the acquisitions of VGOK and KGOK and the growth of operations at Evrazruda.

Other operating income and expenses

Other operating expenses, net of other operating income, increased by US$25.1 million, from income of US$3.9 million in 2003 to an expense of US$29.0 million and increased by 165.7% in 2004 to an expense of US$77.0 million. Other operating income and expenses consist primarily of social and social infrastructure expenses, gain (loss) on disposal of property, plant and equipment, impairment of assets and foreign exchange gain (loss). Social and social infrastructure expenses, in part a legacy of the Soviet period, include such items as maintenance of medical centres, holiday apartments, employee holiday allowances, sponsorship of sports teams and events, charitable donations and cash assistance to retired and former employees and veterans.

In the steel division, the increase in social and social infrastructure expenses is primarily attributable to the start-up of operations at Ferrotrade Limited and NKMK in 2003, as well as increased expenditure at NTMK. Social and social infrastructure maintenance expenses at Ferrotrade Limited consist of payments to the Ekaterinburg Governor's Fund and charities in Primorsky Krai (the region in which Nakhodka Sea Port is located). The increase in social expenses for the mining division resulted primarily from the acquisition of KGOK in May 2004.

Profit from operations

Profit from operations increased by 535.1% in 2003 to US$335.6 million and by 447.2% in 2004 to US$1,836.6 million. Steel division profit from operations increased by 538.6% in 2003 to US$335.3 million and by 419.7% in 2004 to US$1,742.3 million. Mining division profit from operations increased from a loss of US$0.7 million in 2002 to a profit of US$6.9 million in 2003 and to a profit of US$91.8 million in 2004. Loss from operations in 2003 related to losses at Nakhodka Sea Port.

Non-operating income and expenses

Non-operating income and expenses consist of interest income, interest expenses, gain/loss on sale of investments, gain/loss on transactions with related parties, gain/loss on extinguishment of debts, write-off of negative goodwill on new acquisitions and income/loss from associates.

Interest income increased by 440% in 2003 to US$9.2 million and by 4.3% in 2004 to US$9.6 million. The significant increase in 2003 resulted from loans made to related parties in that year.

Interest expenses decreased by 3.8% in 2003 to US$55.4 million and increased by 90.4% in 2004 to US$105.5 million. The issuance of Eurobonds in 2003, as well as bank borrowings related to capital expenditure, resulted in the increase in interest expense in 2004. The impact of the increase in borrowings was offset by a decline in average interest rates for most categories of borrowings. See Note 19 to the Consolidated Financial Statements.

Gain on financial assets represents gain on re-measurement of 19.145% of shares in Raspadkaya to fair value, which was realised when these shares were contributed into Corber Enterprises, the joint venture through which Evraz holds its interest in Raspadskaya.

Loss on extinguishment of debts in 2004 amounted to US$140.3 million and included the following:

- a US$127.5 million loss due to the early settlement in 2004 by Evraz of debts of NTMK and ZapSib that had been rescheduled under settlement agreements entered into in connection with the resolution of the bankruptcies of those companies; a gain had arisen in prior periods in respect of these debts as a result of the discounting to present value when they were rescheduled under the settlement agreements;

- a US$8.7 million loss due to a reversal of the gain that had arisen in a prior period when Evraz obtained a long term loan from a related party with a below-market interest rate; the reversal was due to the early settlement of these liabilities in 2004; and

- a US$4.1 million loss resulting from the extinguishment of other debts.

Share of profits (losses) from associates and joint ventures in 2002 and 2003 arose mainly from losses at Nakhodka Sea Port prior to its acquisition, when it was consolidated under the equity method. In addition, loss from associates in 2002 includes VGOK's losses prior to its acquisition in October 2002, in the period during which VGOK was consolidated under the equity method. Income from associates and a joint venture in 2004 mainly relates to income attributable to Evraz's interest in Raspadskaya.

Income tax expense

Income tax expense increased by 564.1% in 2003 to US$74.9 million and by 403.9% in 2004 to US$377.3 million. Evraz's effective tax rate, which is defined as income tax expense as a percentage of profit before tax, decreased from 89.2% in 2002 to 22.8% in 2003, and decreased to 21.9% in 2004. The high effective tax rate in 2002 resulted mainly from net losses at ZapSib, which could not be offset against profits of other subsidiaries. The decrease in the effective tax rate from 2003 to 2004 reflects an increase in deferred income tax provided for undistributed earnings of subsidiaries.

Current income tax charge amounted to US$444.0 million, US$111.7 million and US$21.3 million in 2004, 2003 and 2002, respectively. Deferred income tax benefits related to the origination and reversal of temporary differences amounted to US$66.7 million, US$36.8 million and US$10.0 million in 2004, 2003 and 2002, respectively.

Net profit attributable to equity holders of the parent entity

As a result of the factors noted above, Evraz's net profit attributable to equity holders of the parent entity increased from US$5.9 million in 2002 to US$205.0 million in 2003 and to US$1,179.6 million in 2004.

Net profit attributable to minority interests

Net profit attributable to minority interests was US$(4.6) million in 2002, US$48.0 million in 2003 and US$165.3 million in 2004. Net profit attributable to minority interests consists mainly of the share of minority shareholders in the profits of NTMK and ZapSib. The increased net profit attributable to minority interests from 2002 through 2004 resulted from the growing net profit of the subsidiaries. Evraz's strategy is to reduce the share of minorities in its subsidiaries.

Liquidity and capital resources

Capital requirements

In addition to meeting its working capital requirements, Evraz expects that repayments of outstanding debt, capital expenditures and acquisitions will represent its most significant uses of funds for the next several years. The amount and timing of Evraz's obligations in respect of outstanding debt is described under "Contractual obligations and commercial commitments".

Evraz's capital expenditure programme is focused on the reconstruction and modernisation of its existing production facilities to reduce costs, improve process flows and expand the product range. Evraz also plans to undertake capital expenditure in order to increase the share of higher margin products it produces and sells.

Evraz has a long-term capital expenditure programme that extends through until 2010. In 2005, Evraz intends to undertake capital expenditure of US$590 million, including US$504 million in respect of its steel division and US$86 million in respect of its mining division. Evraz currently plans additional capital expenditure of approximately US$675 million between 2006 and 2010, including US$434 million for its steel division and US$241 million for its mining division. Our capital expenditure plans are subject to change depending, among other things, on the evolution of market conditions and the cost and availability of funds.

Capital resources

Historically, Evraz has relied on cash generated from operations and short-term debt to finance its working capital and capital requirements, and management expects that these will continue to be important sources of cash in the future. At the same time, Evraz intends increasingly to substitute short-term debt for longer-term debt in order to better match its capital resources to its planned expenditure. Evraz does not currently make use of off-balance sheet financing arrangements.

Evraz intends to finance its capital investment programme with a mix of cash flows from operations and financing activities. Evraz seeks long-term financing (with tenures of five to seven years) both domestically and internationally, from banks and in the capital markets, as well as short-term working capital loans that may be secured by pledges over plant and equipment. Purchases of equipment from major European producers have been, and are expected in the future to be, backed by European export credit agencies, such as Hermes (Germany), OeKB (Austria), KUKE (Poland), SACE (Italy), ODL (Luxembourg), EximBanka SR (Slovakia) and Finnvera (Finland).

Net cash provided by operating activities was US$946.5 million, US$42.6 million and US$117.3 million in the years ended 31 December 2004, 2003 and 2002, respectively.

The increase in net cash provided by operating activities in 2004 compared to 2003 was primarily due to an increase in operating margins and acquisitions. The increase in operating margins, in turn, was due mainly to substantial growth in prices for steel products in the international and domestic markets. This increase was partially offset by increases in cash used for working capital, including an increase of input VAT from US$125.8 million in 2003 to US$324.6 million in 2004.

Net cash used in investing activities was US$816.7 million, US$358.9 million and US$116.7 million in the years ended 31 December 2004, 2003 and 2002, respectively. Substantially all the cash used in investing activities related to purchases of property, plant and equipment, purchases of shares in subsidiaries, and purchase of interest in a joint venture.

Net cash (used in) from financing activities was US$(36.3) million, US$462.4 million and US$7.0 million in the years ended 31 December 2004, 2003 and 2002, respectively. In 2003 and 2004, Evraz issued U.S. dollar-denominated notes, the proceeds of which were used to finance capital expenditures and repay short-term borrowings, as follows:

- in September and December 2003, EvrazSecurities S.A. issued notes in the aggregate principal amount of US$175 million. The notes bear interest of 8.875% per annum payable semi-annually and mature on 25 September 2006.
- in August and September 2004, EvrazSecurities S.A. issued notes in the aggregate principal amount of US$300 million. The notes bear interest of 10.875% per annum payable semi-annually and mature on 3 August 2009. Mastercroft, Ferrotrade Limited, ZapSib, NTMK and NKMK jointly and severally guaranteed all amounts in respect of the notes, except that the liability of ZapSib and NTMK is subject in each case to a limit of US$300 million. The covenants in these notes are generally less restrictive than those in the notes issued in 2003, and generally permit the payment of dividends by Mastercroft provided that it maintains a specified minimum consolidated net equity.

In 2003 and 2004 the most significant syndicated loan facilities Evraz obtained from international banks to finance its capital requirements included:

- on 18 December 2003, NTMK and ZapSib each entered into US$50 million loan agreements with a syndicate of banks (Societe Generale, Commerzbank (Eurasija), Moscow Narodny Bank, BNP Paribas, Ost-West Handelsbank AG, GarantiBank International N.V., Natexis Banques Populaires). The loans were promptly drawn down and are to be repaid in twenty-five equal monthly instalments from 18 December 2004 to 18 December 2006.
- in December 2004, Evraz received a US$150 million syndicated loan from a group of international banks. The loan was divided into two parts: a US$50 million six-year tranche ("Tranche A") and a US$100 million five-year tranche ("Tranche B"). Tranche A bears interest at LIBOR plus a margin of 3.25% per annum, and Tranche B bears interest at LIBOR plus a margin of 2.75% per annum.

Other financing facilities historically used by Evraz include loans from Russian and international banks, trade financing facilities, and vendor financing for equipment deliveries. All decisions about financing are made by the Company, even though the ultimate borrowers will usually be operating subsidiaries.

Liquidity

We have sufficient liquidity to support our current operations and meet our current debt obligations. As the table below illustrates, Evraz had estimated liquidity, defined as cash and cash equivalents and amounts available under unrestricted credit facilities, of approximately US$563 million as of 31 December 2004. In the unlikely event that Evraz were not able to refinance any of the debt falling due in 2005, this liquidity position would be sufficient to make all debt principal repayments for this year.

Estimated liquidity	As of 31 December 2004 (US$ million)
Cash and cash equivalents [1]	293
Amount available under credit facilities [2]	270
Total estimated liquidity	**563**

Notes:

1 Since 31 December 2004, Evraz has used or agreed to use cash in several ways other than in the ordinary course of its business. On 13 January 2005 Mastercroft declared and subsequently paid a dividend of US$131 million to holders of shares in Mastercroft prior to the formation of the Company, and Evraz made payment of US$124 million for a 4.17% interest in Mastercroft, and subject to the completion of corporate formalities, the Mastercroft shares are expected to be transferred to Evraz on 2 June 2005. In addition, on 17 May 2005, Evraz agreed to acquire a 10.7% interest in NTMK from an unaffiliated minority shareholder for US$215 million. In July 2005, Evraz declared interim dividends of US$200 million for the first six month of 2005. On 11 August 2005, Evraz acquired a 75% stake in Clama S.r.l., which owns 100% of Palini e Bertoli SpA, for cash consideration of EUR61.0 million. In addition, Evraz expects to complete the acquisition of Vitkovice Steel in November 2005, the acquisition price of which has been fixed at CZK7,050,000,000 (US$283.9 million as of June 2005). In June 2005, GDRs representing approximately 8.3% of Company's issued share capital were admitted to trading on the Official List of the London Stock Exchange, and the sale of the GDRs raised US$422 million from new investors.

2 Total amounts available under borrowing facilities amounted to approximately US$367.7 million as of 31 December 2004. Amounts in excess of the total stated in this table consisted of facilities tied to specific capital expenditures or specific other uses.

In December 2004, NTMK and ZapSib repaid most of the remaining portion of debt due to third parties in respect of settlement agreements entered into in prior periods in connection with the bankruptcies of those entities, and KGOK made a similar repayment in April 2005. Management believes that the early retirement of this debt will improve Evraz's ability to attract external financing.

Evraz's overall liquidity improved substantially over the past two years. Evraz's current ratio, defined as current assets divided by current liabilities, increased from 0.64 as of 31 December 2002 to 1.76 as of 31 December 2004. Evraz's corporate treasury monitors the financial needs of Evraz's various subsidiaries. The treasury has a variety of instruments at its disposal to ensure that each subsidiary has sufficient liquidity to meet its obligations and capital requirements.

Contractual obligations and commercial commitments

The following table sets forth the amount of Evraz's obligations in respect of loans and borrowings as of 31 December 2004 by period:

Obligations in respect of borrowings	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
			('000 US$)		
Short-term loans and borrowing (including current portion of long-term borrowings)	529,951	529,951	–	–	–
Long-term loans and borrowings	799,762	–	290,209	467,002	42,551
Unamortised debt issue costs [1]	(11,669)	–	–	–	–
	1,318,044				

Note:

1 Unamortised debt issue costs represent commissions and arrangement costs paid by the Company's subsidiaries in relation to the arrangement of long-term loans and the issuance of notes.

As of 31 December 2004, 2003 and 2002, Evraz had equipment with a carrying value of US$95.8 million, US$103.2 million and US$431.7 million, respectively, pledged as collateral under loans to Evraz. In addition, Evraz had pledged finished goods with a carrying value of US$339.2 million, US$178.6 million and US$30.2 million as of 31 December 2004, 2003 and 2002, respectively.

As of 31 December 2004, 2003 and 2002, Evraz had incurred liabilities in respect of post-employment benefits it provides to employees of certain of its subsidiaries pursuant to collective bargaining agreements of US$53.4 million, US$30.7 million and US$19.9 million, respectively. These amounts represent the present value of Evraz's defined benefit obligation less the fair value of plan assets and adjusted for unrecognised actuarial gains and past service costs, discounted to present value. Of the total liability as at 31 December 2004, approximately US$13.6 million related to NTMK, US$19.1 million to ZapSib, US$7.1 million to NKMK, US$7.2 million to KGOK and US$1.2 million to Nakhodka Sea Port.

Evraz also makes defined contributions to Russia's state pension, social insurance, medical insurance and unemployment funds at the current statutory rates (approximately 34% as of 31 December 2004), based on gross salary payments. Evraz is only required to make these contributions as they become due, and it does not retain any legal or constructive obligation to pay future benefits. These contributions are expensed as incurred.

In addition, as at 31 December 2004 restructured taxes payable, such as social insurance taxes, road users taxes, other taxes and tax-related fines and penalties, amounted to US$36.3 million, including a current portion of US$13.0 million. The restructured taxes are payable in quarterly instalments through 2011, with nominal amounts of US$14.3 million and US$15.1 million being payable in 2005 and 2006, respectively. The amount of restructured taxes payable as at 31 December 2004 does not include US$55.9 million that will be forgiven so long as Evraz complies with the payment terms of the restructuring agreements and makes timely payments of its current tax obligations. Evraz believes that it has complied, and will continue to comply, with the payment terms of the restructuring agreements and will continue to make timely payments of its current tax liabilities. See Note 21 to the Consolidated Financial Statements.

Evraz has signed contracts for the purchase of production equipment and construction works.

As of 31 December 2004, the amount remaining to be paid under these contracts was US$385.7 million.

Future minimum lease payments were as follows as at 31 December 2004:

	Principal	Interest ('000 US$)	Total
2005	4,688	2,828	7,516
2006-2009	21,319	5,879	27,198
2010	4,342	428	4,770
Total	30,349	9,135	39,484
Less: current portion	(4,688)	(2,828)	(7,516)
Total	**25,661**	**6,307**	**31,968**

Evraz is also involved in a number of social programmes aimed to support education, health care and development of social infrastructure in the towns in which its assets are located, and in the second half of 2005 plans to spend US$47.5 million under these programmes.

Evraz has also committed to the government of Kemerovo Region that it will reduce future environmental pollution and contamination in accordance with an environmental protection programme.

In order to implement this obligation, Evraz has committed to spend approximately US$50.0 million from 2005 to 2015 to replace old machinery and equipment, resulting in a reduction of emissions of pollutants.

Quantitative and qualitative disclosures about market risk

Overview

Evraz is exposed in the ordinary course of its business to risks related to changes in exchange rates, interest rates, commodity prices and energy and transportation tariffs. Evraz does not currently enter into hedging or forward contracts with respect to any of these risks, and does not currently plan to enter into such arrangements.

Exchange and interest rate risk

Evraz reports in U.S. dollars. Evraz's Russian subsidiaries report in Russian roubles. Evraz subsidiaries located in other countries report in U.S. dollars and euros.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of the Russian Federation (the "CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

Evraz's products are typically priced in roubles for Russian and CIS sales and in U.S. dollars for international sales. Evraz's direct costs, including raw materials, labour and transportation costs, are largely incurred in roubles, while other costs, such as interest expenses, are incurred in roubles, U.S. dollars and euros. The mix of Evraz's revenues and costs is such that appreciation in real terms of the rouble against the U.S. dollar tends to result in an increase in Evraz's costs relative to its revenues, while depreciation of the rouble against the U.S. dollar in real terms tends to result in a decrease in Evraz's costs relative to its revenues. The rouble appreciated in real terms against the U.S. dollar by 6.0% in 2002, 15.0% in 2003 and 13.6% in 2004, according to the CBR. However, in recent years the effect of the real appreciation of the rouble against the U.S. dollar has been more than offset by increased prices for Evraz's steel products, both in Russia and internationally.

In addition, nominal depreciation of the rouble against the U.S. dollar results in a decrease in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities) and nominal appreciation of the rouble against the U.S. dollar results in an increase in the reported U.S. dollar value of Evraz's rouble-denominated assets (and liabilities). Moreover, nominal appreciation and depreciation of the rouble against the U.S. dollar have a similar effect when the income statements of Evraz's Russian subsidiaries are translated into U.S. dollars in connection with the preparation of Evraz's consolidated financial statements. The average exchange rate of the rouble against the U.S. dollar depreciated by 7.0% in nominal terms during 2002, but appreciated by 2.2% and 6.5% in nominal terms in 2003 and 2004, respectively, according to the CBR.

The following table summarises Evraz's outstanding interest-bearing debt, including loans and other borrowings, using the currency and interest rate method:

	dollar-denominated	rouble-denominated	euro-denominated	Total
		('000 US$)		
Total debt, of which	1,102,992	73,458	156,237	1,332,687
Fixed-rate debt	576,106	35,759	6,354	618,219
Variable-rate debt	526,886	37,699	149,883	714,468

A hypothetical, instantaneous and simultaneous 10% appreciation of the rouble and euro against the U.S. dollar as of 31 December 2004 would have resulted in an increase of approximately US$23.0 million on borrowings denominated in roubles and euro held as at 31 December 2004.

Commodity Price Risk

Evraz's revenue is exposed to the market risk of price fluctuations related to the sale of its steel products. Prices for the steel products that Evraz sells both inside and outside of Russia are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of raw material inputs) and global and Russian economic growth. The prices for the mined products that Evraz sells to third parties are also affected by supply and demand and global and Russian economic growth. Adverse changes in any of these factors may reduce the revenue that Evraz receives from the sale of its steel or mined products. Evraz's costs are also exposed to fluctuations in prices for the purchase, processing and production of iron ore, coking coal, ferroalloys and other raw material inputs. Evraz's exposure to fluctuations in the price of iron ore and, as a result of the acquisition of Mine 12, coking coal, is limited by its ability to obtain these products from its own production facilities. Where Evraz obtains these products from internal sources, the effect of price fluctuations is accounted for as an inter-divisional transfer and eliminated on consolidation. In addition, increased prices for coking coal paid to Evraz's equity investee Raspadskaya are partially reflected as an increase in Evraz's income from affiliates.

As Evraz expands the share of raw materials that it acquires from internal sources, its exposure to commodity price risk associated with the purchase and sale decline. Evraz's ongoing process of vertical integration, including most recently its acquisitions of KGOK in May 2004, and the acquisition of Mine 12 in March 2005, as well as the expansion of Evrazruda are important elements in Evraz's efforts to reduce its exposure to input commodity price risk. Evrazruda acquired in 2004 KuzGOK for US$1,000, items of property plant and equipment of KuzGOK for US$8.1 million, and the production complexes of OAO Sheregeshskoye Ore Deposit and Irbinskoye Ore Deposit for US$3.0 million and US$3.1 million, respectively.

Tariff Risk

Evraz is also exposed to uncertainty with respect to the prices of the electricity and natural gas that it consumes in producing steel and mining iron ore and coal. Prices for both electricity and natural gas are currently below market prices in Western Europe and are regulated by the Government, limiting Evraz's exposure to fluctuations in the cost of these products.

Currently, the Russian electricity sector is characterised by very limited competition and regulated prices. Pricing policy is determined by the Federal Tariffs Service, a governmental agency authorised to regulate prices for the power generated by regional electricity companies, power transmission, dispatch services and interregional trade, and is influenced by regional energy commissions that are authorised to regulate prices within a specific region. Power may also be purchased from the Federal Wholesale Electricity Market ("FOREM"). Most sellers of power on the domestic market are regional generation companies, and most participants in FOREM are regional generating companies that seek to sell a power surplus to regional generating companies with supply deficits as well as industrial companies granted special access to FOREM. From October 2003, participants in FOREM may also purchase and sell limited volumes of power on the competitive sector of the wholesale market operating on test basis, in which prices for energy are formed on an "offer-demand" basis. Evraz's subsidiary MEF has been granted such access to FOREM.

In 2004, Evraz's Russian operations purchased approximately 7,903 million kWh of electricity, representing approximately 92% of their needs, from local subsidiaries of UES, the government controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The Government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalising the wholesale electricity market and moving from regulated pricing to a market-based system by 2008. Moreover, according to the Russian Energy Strategy approved by the Government in 2003, electricity tariffs for industrial users are to reach 3.2-3.6 US$ cents per kWh by 2006. In 2004, Evraz's average cost of electricity was 2.7 US$ cents per kWh. Assuming a price of 3.6 US$ cents per kWh in 2004, Evraz's Russian operations would have incurred approximately US$103 million in additional costs. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector.

Evraz's Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity and heat energy at Evraz's facilities, from subsidiaries of Gazprom. Gazprom is a state-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the government, and have been rising over the last few years. Evraz's average price for natural gas in 2004 was RUR1,020 per thousand cubic metres in the fourth quarter of 2004, and increased by a further 6% effective from 1 January 2005. Despite these recent price increases, natural gas prices in Russia remain significantly below western European levels, helping to provide Evraz with a cost advantage over its competitors. In May 2004, in connection with an agreement on Russia's potential accession to the WTO, Russia and the EU agreed that Russia would raise domestic gas prices to US$37-42 per thousand cubic metres by 2006 and to U.S.$49-57 per thousand cubic metres by 2010. Assuming a price of US$42 per thousand cubic metres in 2004, Evraz's Russian operations would have incurred approximately US$19 million in additional costs.

Evraz is also exposed to fluctuations in transportation costs. Transportation costs influence Evraz's financial results directly as a component of raw material costs and the costs for transporting finished products to Nakhodka Sea Port or another designated off-take location. Though Evraz's customers in Russia for steel and mined products generally pay transportation costs from the production site to the delivery location, the prices that Evraz receives may be adversely affected by transportation costs to the extent that Evraz must reduce the prices that it can charge customers for its products in order to ensure that its products remain competitive with those of other producers, who may be located closer to customers and therefore less subject to increases in transportation costs. In recent years the Government has indexed railway tariffs in line with inflation, and Evraz expects this policy to continue for the immediate future. Therefore, Evraz does not currently expect fluctuations in railway tariffs to have a significant impact on its margins.

Critical accounting policies

Evraz's financial statements are prepared in accordance with International Financial Reporting Standards. Accounting policies applied in the preparation of the IFRS financial statements are described in Note 2 to the Consolidated Financial Statements. The application of certain of these policies requires management to make assumptions and judgments that can significantly affect the amounts reported in the financial statements. Management believes that the following are the critical policies where the assumptions and judgments made may significantly affect the consolidated financial statements.

Accounting for business combinations

Acquisitions of subsidiaries were accounted for under the purchase method of accounting except for acquisitions made prior to the date of transition to IFRS, which were accounted for in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

In acquisitions prior to the date of transition to IFRS, which for Evraz is 31 December 2001, Evraz adjusted the carrying amounts of the subsidiaries' assets and liabilities to the amounts that IFRS would require in the separate subsidiaries' balance sheets. The deemed cost of goodwill/negative goodwill was determined as the difference at the date of transition to IFRS between: (i) the parent's interest in those adjusted carrying amounts; and (ii) the cost in the parent's separate financial statements of its investment in the subsidiary.

In the period from 1 January 2002 to 30 March 2004, in accordance with IAS 22, Business Combinations, identifiable assets and liabilities acquired in business combinations were measured initially at the aggregate of: (i) the fair value of the identifiable assets and liabilities acquired as at the date of acquisition to the extent of the acquirer's interest obtained in the acquisition; and (ii) the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary.

Beginning 31 March 2004, in accordance with IFRS 3, Business Combinations, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The accounting for business combinations under the purchase method is complicated and involves the use of significant judgment. The excess of purchase price over the fair value of Evraz's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of Evraz's share of identifiable net assets of the subsidiary acquired the difference is either recorded on the balance sheet as negative goodwill (for business combinations for which the agreement date is prior to 31 March 2004) or recognised directly in the income statement (for business combinations for which the agreement date is on or after 31 March 2004).

Determining the fair values of the assets and liabilities involves the use of judgment, particularly in relation to the property, plant and equipment since the fair market value of the unique production complexes do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available. Evraz uses all available information to assess the fair value of the assets acquired through business combinations and, for major business acquisitions, typically engages an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

Purchases of subsidiaries from entities under common control are accounted for using the uniting of interest method. The assets and liabilities of the subsidiary transferred under common control are recorded at the historical cost of the predecessor. The differences between the total book value of net assets, including the predecessor's goodwill, and the consideration paid is accounted for as an adjustment to the shareholders' equity.

Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in Evraz's share of net assets of the associate. Evraz's share of its associates' profits or losses is recognised in the income statement and its share of movements in reserves is recognised in equity. When Evraz's share of losses in an associate equals or exceeds its interest in the associate Evraz does not recognise further losses, unless Evraz is obligated to make further payments to, or on behalf of, the associate.

Interest in a joint venture is accounted for under the equity method of accounting whereby they are initially recorded at cost and adjusted thereafter for post-acquisition changes in the Company's share of net assets of the joint ventures. The income statement reflects the Company's share of the results of operations of the joint venture.

Treatment of negative goodwill

Negative goodwill arising in business combinations that occurred prior to 31 March 2004 is recognised if the cost of acquisition is less than the fair value of identifiable net assets of the acquired entities. For agreements dated on or after 31 March 2004, any excess of the net fair values of the identifiable assets, liabilities and contingent liabilities of the acquired entities over the cost of the acquisition is recognised as income immediately.

Mineral licenses and long-life mining assets

Generally, Evraz's mining licenses and other operating permits related to the mining activity require certain actions to be taken by Evraz in the abandonment of these operations after production has ceased. Evraz's estimates of future abandonment costs consider present regulatory or license requirements and are based upon management's experience of the costs and requirement of such activities. Considerable judgment is required in forecasting future abandonment costs.

Provisions for site restoration costs are capitalised in mining assets within property, plant and equipment.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Generally, export revenues are recognised when goods are delivered to the port of shipment and loaded to vessels. Domestic revenues are recognised in accordance with individual contracts with the buyers, generally when title passes to the buyer at railway stations at steel plant locations.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

Useful lives of property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation.

The following factors are considered in determining the useful life of an asset:

(a) the expected usage of the asset by the enterprise;

(b) the expected physical wear and tear;

(c) technical obsolescence arising from changes or improvements in production, or from a change in the market demand for the product or service output of the asset; and

(d) legal or similar limits on the use of the asset, such as the expiry dates of related leases.

The estimation of the useful life of an item of property, plant and equipment is a matter of management judgment based on the experience of the enterprise with similar assets.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and constructions	15-60 years
Machinery and equipment	4-45 years
Transport and motor vehicles	7-20 years
Other assets	3-15 years

Land is not depreciated.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets, which are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

Accounts receivable

Accounts receivable are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Significant judgment is used to estimate uncollectible amounts. In estimating uncollectible amounts factors including current overall economic conditions, industry-specific economic conditions, historical and unanticipated customer performance are considered. Changes in the economy, industry, or specific customer conditions may necessitate adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements.

Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs are accounted for on a weighted average basis and include expenditures incurred in acquiring inventories and bringing them to their existing locations and conditions. The cost of finished goods and work in progress includes an appropriate share of production overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

As a part of the estimate, inventory balances are reviewed to identify slow moving and obsolete inventories. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and current specific trends.

Deferred income taxes

Deferred income tax is provided for, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. This occurs except where the deferred income tax arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. The estimation of that probability includes judgments based on the expected performance.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Post-employment benefits

In addition to defined contributions to Russian Federation state pension, social insurance, medical insurance and unemployment funds at statutory rates in force, the Company's subsidiaries provide pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. In addition, Nakhodka Sea Port operates a separately administered defined benefit pension scheme. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age, the completion of a minimum service period and the amount of the benefits stipulated in the collective bargaining agreements.

The liability recognised in the balance sheet in respect of post-employment benefits is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the benefits is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligations.

Actuarial gains and losses are recognised as income or expenses when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

Litigation, claims and assessments

Evraz is subject to various lawsuits, claims and proceedings related to matters incidental to its business. Accruals of probable cash outflows have been made based on an assessment of a combination of litigation and settlement strategies. It is possible that results of operations in any future period could be materially affected by changes in assumptions or by the effectiveness of these strategies.

Evraz records liabilities for potential tax deficiencies. These liabilities are based on management's judgment of the risk of loss. In the event that Evraz were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made.

Trend information

Developments in the trading environment

Evraz's trading environment in the first quarter of 2005 generally remained positive. Each of Evraz's steel plants experienced growth in revenue in the first quarter of 2005 as compared to the first quarter of 2004, reflecting generally stronger steel product prices in the first quarter of 2005 compared to the first quarter of 2004.

Performance at Evraz's steel plants in the first quarter of 2005 was positively affected by a number of factors including a significant increase in slab volumes resulting from the commissioning of additional slab production capacity at NTMK during 2004. Increased iron ore and coking coal input prices had a negative affect. Other cost increases resulted from increases in electricity and natural gas tariffs. As compared to the fourth quarter of 2004, in the first quarter of 2005, Zapsib and NKMK experienced a decline in profit from operations, due largely to weaker markets for their principal products, while NTMK exhibited overall growth in profit from operations. Evraz's mining operations benefited from stronger raw material prices. Ferrotrade Limited also experienced increased revenues in the first quarter of 2005 as compared to the fourth quarter of 2004, which were offset in part by increased costs of purchasing steel from Evraz's plants and increased transportation costs.

Steel product sales were negatively affected in early 2005 by several factors, including weakness in demand for construction products largely due to the seasonal effects of lower construction activity in the winter months and a relatively long winter in Russia, a weakening of export slab and billet prices as compared to the fourth quarter of 2004 and increased competition in Russia for some of Evraz's products as a result of seasonal increases in imports from Ukraine, offset in part by generally more favourable market conditions for railway products.

Operational outlook

Evraz's future revenues will be primarily determined by the steel price environment. However, Evraz's investment plans, which are targeted to increase operational efficiency, will enable a shift in product mix towards higher margin products as well as result in a moderate increase in output. These improvements are likely to have a positive effect on Evraz's operational result. For example, the premium of slab prices over billet prices has increased to nearly US$170 per tonne in 2004 and early 2005, in comparison to an average of approximately US$10 per tonne in recent years. Evraz expects its total steel production to increase by approximately 10% by 2007 as a result of the re-commissioning of the third blast furnace of ZapSib in May 2005, enabling the utilisation of currently excess production capacity.

Inventories were higher at the end of 2004 as a result of higher volumes of finished products and increased prices, both for raw materials and steel products. In particular, Ferrotrade had as inventory approximately 200,000 tonnes of billets for export market (left-over from 2003). Evraz does not expect this trend of inventory accumulation to continue in the future.

Most of Evraz's investment programmes aim to increase the efficiency of its production facilities and to reduce the cost of production per tonne. Evraz's mining division, including Evrazruda, supplies approximately 73% of the steel division's iron ore requirements. Evraz's requirements for coking coal can be fully covered by purchases from affiliated parties, including Raspadskaya, which is accounted for under the equity method. At NTMK, investment into expansion of power-generation capacity is planned to reduce significantly NTMK's dependence on external sources of electricity by 2007. These factors are expected to help Evraz to limit the impact of increasing costs of raw materials, thereby helping to keep its production cost per tonne of steel relatively stable.

Evraz expects other domestic cost factors, such as salaries, construction materials and natural gas, to continue increasing due to Russian domestic inflation.

Forward-looking statements

This management analysis and discussion includes "forward-looking statements", which include all statements other than statements of historical facts, including, without limitation, any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Company's control that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Among the important factors that could cause the Company's actual results, performance or achievements to differ materially from those expressed in such forward-looking statements include those in "Management's discussion and analysis of financial condition and results of operations" and elsewhere in this Annual Report. These forward-looking statements speak only as at the date of this Annual Report. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

Report of Independent Auditors

The Shareholders and Board of Directors
Evraz Group S.A.

We have audited the accompanying consolidated balance sheets of Evraz Group S.A. (the "Group") as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above give a true and fair view of the consolidated financial position of the Group as of December 31, 2004, 2003 and 2002, and of the consolidated results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

As discussed in Note 2, the consolidated financial statements authorised for issue by the directors of Evraz Group S.A. on April 25, 2005 have been revised to reflect the acquisition of OAO Evrazruda in March 2005 in a transaction with an entity under common control with the Group, which has been accounted for in the accompanying consolidated financial statements using the pooling of interests method to present the consolidated financial statements of the Group as if that transfer had occurred from the beginning of the earliest period presented.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements. A significant part of the Group's transactions were made with related parties.

October 12, 2005

Ernst & Young LLC

Evraz Group S.A.
Consolidated Income Statements
(In thousands of US dollars, except for per share information)

	Notes	Year ended December 31, 2004	2003	2002
Revenue				
Sale of goods		$5,794,879	$2,039,461	$1,475,215
Rendering of services		138,242	128,528	65,137
		5,933,121	2,167,989	1,540,352
Cost of revenue	5	(3,514,048)	(1,635,496)	(1,353,392)
Amortisation of negative goodwill	4	28,012	26,271	17,855
Gross profit		**2,447,085**	**558,764**	**204,815**
Selling and distribution costs	5	(192,535)	(28,524)	(44,659)
General and administrative expenses	5	(346,689)	(164,585)	(110,162)
Social and social infrastructure maintenance expenses		(47,314)	(25,975)	(28,582)
Loss on disposal of property, plant and equipment		(11,011)	(15,438)	(15,068)
Impairment of assets		(1,366)	(5,499)	(1,919)
Foreign exchange gains/(losses), net		1,152	5,678	(14,984)
Gain on net monetary position		–	–	62,681
Other operating income/(expenses), net		(12,739)	11,227	731
Profit from operations		**1,836,583**	**335,648**	**52,853**
Interest income		9,639	9,245	1,712
Interest expense		(105,460)	(55,387)	(57,559)
Share of profits/(losses) of associates and a joint venture	8	43,037	(121)	(663)
(Loss)/gain on extinguishment of debts	14,20,22,26	(140,321)	12,065	16,302
Net trading gain from a related party	14	–	24,433	–
Gain on financial assets	5	57,189	–	–
Loss on sale of minority interest	18	(34,885)	–	–
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	4	53,963	–	–
Other non-operating gain, net		2,432	1,934	–
Profit before tax		**1,722,177**	**327,817**	**12,645**
Income tax expense	6	(377,289)	(74,873)	(11,275)
Net profit		**$1,344,888**	**$252,944**	**$1,370**
Attributable to:				
Equity holders of the parent entity		$1,179,625	$204,982	$5,934
Minority interests		165,263	47,962	(4,564)
		$1,344,888	$252,944	$1,370
Earnings per share attributable to equity holders of the parent entity, basic and diluted, US dollars	18	$11.00	$1.91	$0.06

Evraz Group S.A.
Consolidated Balance Sheets
(In thousands of US dollars)

	Notes	December 31, 2004	2003	2002
ASSETS				
Non-current assets				
Property, plant and equipment, net	7	$2,398,929	$1,349,838	$1,174,382
Negative goodwill, net	4	(362,612)	(348,674)	(340,531)
Investment in a joint venture	8	194,712	–	–
Other long-term investments	9	8,644	9,869	36,390
Restricted deposits at banks	10	8,570	18,122	–
Receivables from related parties		406	–	1,011
Other non-current assets	11	9,245	14,916	4,828
		2,257,894	1,044,071	876,080
Current assets				
Inventories	12	807,819	484,312	121,752
Trade and other receivables, net	13	285,747	80,227	42,368
Prepayments		79,801	43,189	20,789
Loans receivable		7,959	2,474	2,680
Receivables from related parties	14	85,110	139,325	31,151
Loans receivable from related parties	15	4,206	16,958	10,611
Taxes receivable	16	397,533	149,032	62,841
Short-term investments and notes receivable	17	21,804	71,718	11,037
Restricted deposits at banks	10	12,441	4,850	–
Cash and cash equivalents	10	292,947	195,681	43,001
		1,995,367	1,187,766	346,230
Total assets		**$4,253,261**	**$2,231,837**	**$1,222,310**
EQUITY AND LIABILITIES				
Equity				
Parent shareholders' equity				
Issued capital	18	$42	$138,935	$–
Additional paid-in capital		319,177	1,003	1,003
Unrealised gain on financial assets		–	948	–
Accumulated profits		1,126,070	156,042	(24,582)
Translation difference		163,755	69,661	19,691
		1,609,044	366,589	(3,888)
Minority interests		357,579	192,540	223,214
		1,966,623	559,129	219,326
Non-current liabilities				
Long-term loans	19	788,093	354,046	34,257
Liabilities under the Settlement Agreements	20	4,224	39,413	58,098
Restructured taxes payable	21	23,259	26,000	29,064
Promissory notes payable		20,220	576	5,353
Loans payable to related parties	22	–	92,521	49,555
Deferred income tax liabilities	6	214,481	155,170	180,139
Finance lease liabilities	23	25,661	14,434	11,489
Post-employment benefits	24	53,381	30,699	19,922
Provisions	25	20,581	13,740	15,544

	Notes	2004	December 31, 2003	2002
Other long-term liabilities	26	988	65,272	62,331
		1,150,888	791,871	465,752
Current liabilities				
Trade and other payables	27	227,935	189,140	115,731
Advances from customers		55,189	26,206	21,758
Short-term loans and current portion of long-term loans	19	529,951	228,244	87,303
Payables to related parties	14	69,809	258,379	158,296
Short-term loans from related parties	28	47,997	35,253	18,102
Taxes payable	29	197,721	98,873	86,444
Current portion of liabilities under the Settlement Agreements	20	–	19,583	29,697
Current portion of finance lease liabilities	23	4,688	5,251	2,000
Current portion of other long-term liabilities	26	44	19,908	17,901
Dividends payable		2,416	–	–
		1,135,750	880,837	537,232
Total equity and liabilities		$4,253,261	$2,231,837	$1,222,310

Evraz Group S.A.
Consolidated Cash Flow Statements

(In thousands of US dollars)

	2004	Year ended December 31, 2003	2002
Cash flows from operating activities			
Net profit	$1,344,888	$252,944	$1,370
Adjustments to reconcile net profit to net cash provided by operating activities:			
Amortisation of negative goodwill (Note 4)	(28,012)	(26,271)	(17,855)
Depreciation, depletion and amortisation (Note 5)	196,302	145,872	156,774
Deferred income tax benefit (Note 6)	(66,749)	(36,779)	(9,991)
Loss on disposal of property, plant and equipment	11,011	15,438	15,068
Impairment of assets	1,366	5,499	1,919
Loss/(gain) on extinguishment of debts (Notes 14, 20, 22, 26)	140,321	(12,065)	(16,302)
Loss on sale of minority interest (Note 18)	34,885	–	–
Foreign exchange (gains)/losses	(1,152)	(5,678)	14,984
Share of (profits)/losses from associates and a joint venture	(43,037)	121	663
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	(53,963)	–	–
Gain on financial assets (Note 5)	(57,189)	–	–
Other non-operating gain	(2,432)	(1,934)	–
Interest income	(9,639)	(9,245)	(1,712)
Interest expense	105,460	55,387	57,559
Net trading gain from a related party	–	(24,433)	–
Gain on net monetary position	–	–	(62,681)
Bad debt expense	23,815	4,057	11,220
	1,595,875	362,913	151,016
Changes in operating assets and liabilities:			
Inventories	(277,068)	(321,952)	15,934

		Year ended December 31,	
	2004	2003	2002
Trade and other receivables	(223,086)	(69,062)	(18,422)
Prepayments	(29,978)	(25,924)	(12,102)
Receivables from / payables to related parties	(3,647)	94,805	8,900
Taxes receivable	(198,075)	(77,056)	(28,256)
Other assets	298	(11,225)	–
Trade and other payables	(9,206)	60,974	(37,119)
Advances from customers.	26,778	3,816	19,452
Taxes payable	57,441	15,946	16,787
Other liabilities	7,130	9,323	1,091
Net cash flows from operating activities	**946,462**	**42,558**	**117,281**
Cash flows from investing activities			
Issuance of short-term loans receivable to related parties	(4,553)	(20,184)	(6,098)
Proceeds from repayment of short-term loans issued to related parties	14,833	–	2,339
Issuance of long-term loans receivable to related parties	(1,177)	–	–
Issuance of short-term loans receivable	(2,921)	(431)	(20,850)
Proceeds from repayment of short-term loans receivable	4,585	634	16,922
Issuance of long-term loans receivable	(1,057)	–	–
Purchases of shares in subsidiaries, net of cash acquired	(224,820)	(90,030)	(13,197)
Purchases of minority interests	(47,443)	–	–
Purchase of interest in a joint venture	(61,800)	–	–
Restricted deposits at banks	5,601	(21,979)	–
Short-term deposits at banks	6,867	(10,719)	(9,307)
Purchases of property, plant and equipment	(533,951)	(219,627)	(75,075)
Proceeds from disposal of property, plant and equipment	3,577	1,122	1,277
Payments to acquire equity of other companies	(2,120)	(4,921)	(16,656)
Proceeds from sales of equity of other companies	1,608	19,690	6,569
Payments to acquire debt instruments of other companies	(9,629)	(52,773)	(19,075)
Proceeds from sale/redemption of debt instruments of other companies	35,698	40,325	16,427
Net cash flows used in investing activities	**(816,702)**	**(358,893)**	**(116,724)**
Cash flows from financing activities			
Proceeds from issuance of share capital, net of issuance costs of $65 (Note 18)	$30,042	$52,935	$–
Proceeds from issue of shares by a consolidated subsidiary to minority shareholders	–	1,784	–
Payments to entities under common control for the transfer of ownership interest in subsidiaries	(60,847)	(9,273)	(8,021)
Proceeds from long-term loans provided by related parties	–	105,346	56,657
Repayment of long-term loans provided by related parties	(11,863)	(8,253)	–
Proceeds from short-term loans provided by related parties	417,574	63,381	16,234
Repayment of short-term loans provided by related parties	(634,870)	(37,167)	(14,598)
Proceeds from bank overdrafts, net	202,661	89,896	–
Proceeds from short-term loans	2,051,627	353,763	469,326
Repayment of short-term loans, including interest	(2,152,272)	(319,683)	(483,652)
Proceeds from long-term loans and promissory notes	508,048	296,602	33,294
Repayment of long-term loans and promissory notes, including interest	(78,020)	(11,621)	(4,268)
Dividends of consolidated subsidiary paid to minority shareholders	(55,584)	(31)	–
Payments under finance leases, including interest	(10,459)	(4,601)	(2,340)
Proceeds from sale-leaseback	21,717	–	–

	2004	Year ended December 31, 2003	2002
Payments under Settlement Agreements, including interest, and purchases of debts in subsidiaries	(243,470)	(93,091)	(44,017)
Payments of restructured taxes, including	(20,572)	(17,592)	(11,617)
Net cash flows (used in) from financing activities	(36,288)	462,395	7,001
Effect of foreign exchange rate changes on cash and cash equivalents	3,794	6,620	269
Effect of hyperinflation on cash and cash equivalents	–	–	(5,113)
Net increase in cash and cash equivalents	97,266	152,680	2,714
Cash and cash equivalents at beginning of year	195,681	43,001	40,287
Cash and cash equivalents at end of year	**$292,947**	**$195,681**	**$43,001**
Supplementary cash flow information:			
Cash flows during the year:			
Interest paid	$86,330	$36,394	$37,149
Income taxes paid	441,910	95,972	12,203

Evraz Group S.A.
Consolidated Statements of Changes in Equity Years ended December 31, 2004, 2003 and 2002

(In thousands of US dollars)

	Issued capital	Additional paid-in capital	Unrealised gain on financial assets	Accumulated profits (losses)	Translation difference	Parent share-holders' equity	Minority interests	Total
At December 31, 2001	$–	$1,003	$–	$(30,516)	$–	$(29,513)	$318,072	$288,559
Minority interest arising on acquisition of a subsidiary	–	–	–	–	–	–	6,210	6,210
Purchases of minority interests	–	–	–	–	–	–	(135,668)	(135,668)
Net profit	–	–	–	5,934	–	5,934	(4,564)	1,370
Effect of exchange rate changes	–	–	–	–	19,691	19,691	39,164	58,855
At December 31, 2002	–	1,003	–	(24,582)	19,691	(3,888)	223,214	219,326
Issue of share capital, net of issuance costs of $65 (Note 18)	138,935	–	–	–	–	138,935	–	138,935
Net gains on available-for-sale financial assets	–	–	948	–	–	948	–	948
Minority interest arising on acquisition of a subsidiary	–	–	–	–	–	–	11,595	11,595
Purchases of minority interests	–	–	–	–	–	–	(111,499)	(111,499)
Distributions to entities under common control (Note 18)	–	–	–	(24,358)	–	(24,358)	–	(24,358)
Net profit	–	–	–	204,982	–	204,982	47,962	252,944
Effect of exchange rate changes	–	–	–	–	49,970	49,970	21,268	71,238
At December 31, 2003	138,935	1,003	948	156,042	69,661	366,589	192,540	559,129
Issue of share capital (Note 18)	30,042	–	–	–	–	30,042	–	30,042
Decrease in share capital due to the Group's reorganisation (Note 18)	(168,935)	292,046	–	(123,111)	–	–	–	–
Net gains on available-for-sale financial assets removed from equity recognised in net profit	–	–	(948)	–	–	(948)	–	(948)

	Issued capital	Additional paid-in capital	Unrealised gain on financial assets	Accumulated profits (losses)	Translation difference	Parent share-holders' equity	Minority interests	Total
Acquisition of minority interests in subsidiaries (Note 18)	–	20,611	–	(12,128)	–	8,483	(103,179)	(94,696)
Acquisition of minority interest by a joint venture (Note 8)	–	5,517	–	–	–	5,517	–	5,517
Minority interest arising on acquisition of a subsidiary	–	–	–	–	–	–	35,600	35,600
Sale of minority interest (Note 18)	–	–	–	(12,500)	–	(12,500)	47,385	34,885
Distributions to entities under common control (Note 18)	–	–	–	(3,858)	–	(3,858)	–	(3,858)
Net profit	–	–	–	1,179,625	–	1,179,625	165,263	1,344,888
Dividends (Note 18)	–	–	–	(58,000)	–	(58,000)	–	(58,000)
Effect of exchange rate changes	–	–	–	–	94,094	94,094	19,970	114,064
At December 31, 2004	**$42**	**$319,177**	**$—**	**$1,126,070**	**$163,755**	**$1,609,044**	**$357,579**	**$1,966,623**

1. Corporate Information

These consolidated financial statements were authorised for reissue in accordance with a resolution of the directors on October 12, 2005. These consolidated financial statements are different from the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 authorised for issue by the directors of the Group on April 25, 2005 in that they reflect the transfer of ownership interest in OAO Evrazruda in a transaction with an entity under common control with the Group (Note 1, Controlling Interests in Subsidiaries Transferred to the Group by Entities under Common Control During 2004 and 2005), which occurred on March 29, 2005. The reissue of the consolidated financial statements was made due to the inclusion of these consolidated financial statements together with the Group's unaudited condensed consolidated financial statements for the six-month period ended June 30, 2005 in a prospectus for the issuance of Evraz Group S.A. securities.

Evraz Group S.A. ("Evraz Group") is a limited liability company registered under the laws of Luxembourg on December 31, 2004. The registered address of Evraz Group is 1, Allee Scheffer L-2520, Luxembourg. Evraz Group's parent is Crosland Global Limited ("Crosland" or the "Parent").

Evraz Group was formed through a reorganisation in which 95.83% of the shares in Mastercroft Limited ("Mastercroft"), a limited liability company registered in Cyprus, directly owned by Crosland, were contributed into Evraz Group. Although legally binding agreements for this reorganisation were in place at December 31, 2004, the legal title to the shares in Mastercroft had not been transferred to Evraz Group until April 5, 2005.

As Evraz Group has been formed through a reorganisation of entities under common control, these consolidated financial statements have been prepared using the pooling of interests method and, as such, the financial statements have been presented as if the transfers of the Group interests in Mastercroft had occurred from the beginning of the earliest period presented.

In 2003, Mastercroft was the parent of the group companies contributed to Evraz Group. Mastercroft was established on December 31, 2002 as a holding company to consolidate certain steel production, mining and trading entities under control of Crosland. In 2003, controlling ownership interests in such entities were transferred to Mastercroft in transactions with entities under common control with Mastercroft. In 2004, additional three entities were transferred into Mastercroft by entities under common control as described further below. The Group also applied the pooling of interests method in accounting for these business combinations.

Evraz Group, together with its subsidiaries (the "Group"), is involved in production and distribution of steel and related products. In addition, the Group owns and operates certain mining assets. The Group's steel production and mining facilities are located in the Russian Federation. The Group operates three steel mills in Russia: one plant in the Sverdlovsk region and two plants in the Kemerovo region. The Group is one of the biggest steel producers in the Russian Federation.

In the years ended December 31, 2004, 2003 and 2002, approximately 9%, 31% and 40%, respectively, of the Group's revenues were generated in transactions with related parties. In addition, a significant part of the Group's purchases was made in transactions with related parties. For detailed information related to such activities refer to Note 14.

At December 31, 2004, the Group employed approximately 107,000 employees.

The major subsidiaries included in the consolidated financial statements of Evraz Group were as follows at December 31:

Subsidiary	Actual ownership interest, % 2004	Effective ownership interest, % 2004	2003	2002	Business activity	Location
OAO Nizhny Tagil Iron & Steel Plant	80.44	77.09	74.35	61.10	Steel production	Russia
OAO West-Siberian Iron & Steel Plant	94.59	90.65	93.36	77.39	Steel production	Russia
OAO Novokuznetsk Iron & Steel Plant	100.00	89.97	90.09	–	Steel production	Russia
OAO Kachkanarsky Mining-and-Processing Integrated Works	97.64	80.68	–	–	Ore mining and processing	Russia
OAO Vysokogorsky Mining-and-Processing Integrated Works	87.38	78.50	80.32	80.00	Ore mining and processing	Russia
OOO Abakan Mining Company	100.00	90.65	93.36	77.39	Ore mining	Russia
OOO Mundybash Processing Plant	100.00	90.65	93.36	77.39	Ore processing	Russia
OOO GBRU-Yuzhnaya	100.00	78.50	80.32	61.10	Ore mining	Russia
OAO UK Neryungriugol	100.00	95.83	–	–	Coal mining	Russia
Ferrotrade Limited	100.00	95.83	100.00	–	Trading	Gibraltar
OOO Trade House EvrazHolding	100.00	95.83	98.00	98.00	Trading	Russia
OOO Trade House EvrazResource	100.00	95.83	–	–	Trading	Russia
East Metals S.A.	100.00	95.83	100.00	–	Trading	Switzerland
OAO Nakhodka Commercial Sea Port	91.51	82.21	84.12	30.01	Seaport services	Russia
Aino Dake Maritime Limited	100.00	95.83	–	–	Shipping	Malta
Kita Dake Maritime Limited	100.00	95.83	–	–	Shipping	Malta
Mae Dake Maritime Limited	100.00	95.83	–	–	Shipping	Malta
Sinano Shipmanagement Limited	100.00	95.83	–	–	Shipping	Cyprus
Korten Corporation	100.00	95.83	–	–	Shipping	Panama
Mastercroft Limited	95.83	95.83	100.00	100.00	Holding entity	Cyprus
OOO Sibmetinvest	100.00	89.85	91.93	–	Holding entity	Russia
Mastercroft Mining Limited	100.00	95.83	100.00	100.00	Holding entity	Cyprus
Mastercroft Pipe Projects Limited	–	–	100.00	100.00	Holding entity	Cyprus
Steeltrade Limited	100.00	95.83	100.00	–	Holding entity	Cyprus
Coke Oven Overseas Contribution Limited	100.00	95.83	–	–	Holding entity	Cyprus
East Metals Limited	100.00	95.83	100.00	–	Management services	Cyprus
Mastercroft Finance Limited	100.00	95.83	100.00	–	Financing	Cyprus
OOO Financial Company EvrazHolding	100.00	77.09	74.35	61.10	Financing	Russia
Consolidated Subsidiaries with Ownership Less Than 50%						
OAO Large-Diameter Pipe Plant [1]	25.00	19.27	18.59	15.28	Pipe manufacturing	Russia
OOO EvrazHolding [2]	–	–	–	–	Management services	Russia
Caplink Limited [2]	–	–	–	–	Holding entity	Cyprus
Velcast Limited [2]	–	–	–	–	Holding entity	Cyprus
OOO Slab Continuous Casting Machine [2]	–	–	–	–	Steel production	Russia
EvrazSecurities S.A. [3]	–	–	–	–	Financing	Luxembourg
Controlling Interests in Subsidiaries Transferred to the Group in 2004 by Entities under Common Control						
Pamplune S.A.	99.68	95.52	99.68	99.68	Holding entity	Luxembourg
Dufin Caster Project S.A.	99.84	95.37	99.52	99.52	Holding entity	Luxembourg
OOO Continuous Casting Machine No.4	100.00	95.37	99.52	99.52	Steel production	Russia
OOO Metallenergofinance	100.00	95.83	–	–	Utilities supply	Russia
ZAO Evraztrans	76.00	72.83	100.00	–	Freight-forwarding	Russia
OAO Evrazruda	99.90	99.90	99.90	99.90	Ore mining	Russia

Actual ownership interest in subsidiaries differs from the effective ownership interest due to the existence of minority interests in subsidiaries that hold ownership interests in other subsidiaries.

Subsidiaries Consolidated with Ownership of Less Than 50%

1 OAO Large-Diameter Pipe Plant ("LDPP") is an entity which is in development stage. As of December 31, 2004, the Group owned 25% plus one share in LDPP and had signed a legally binding agreement to acquire an additional 30.1% of the shares in LDPP. Before the agreement was signed, an entity under common control with the Group had an option to acquire that additional interest. The option was exercisable at any time and, therefore, represented potential voting rights which require consolidation under Interpretation SIC-33, Consolidation and Equity Method—Potential Voting Rights and Allocation of Voting Interests. The Group consolidates LDPP under the provisions of IAS 27, Consolidated Financial Statements and Accounting for Investments in Subsidiaries, as the Group controlled LDPP in 2004.

2 The Group consolidates OOO EvrazHolding ("EvrazHolding"), a limited liability company registered in Russia, Caplink Limited ("Caplink") and Velcast Limited ("Velcast"), limited liability companies registered in Cyprus, and OOO Slab Continuous Casting Machine, a subsidiary of Caplink registered in Russia, under the provisions of Interpretation SIC-33, Consolidation and Equity Method — Potential Voting Rights and Allocation of Voting Interests. The Group holds options to acquire all the ownership interests in EvrazHolding, Caplink and Velcast for $1,000, €100 ($0.136 at the exchange rate as of December 31, 2004) and €100 ($0.136 at the exchange rate as of December 31, 2004), respectively. These options are currently exercisable and, therefore, represent potential voting rights which require consolidation under Interpretation SIC-33.

3 EvrazSecurities S.A. ("EvrazSecurities") is a special purpose entity of the Group. In 2003 and 2004, EvrazSecurities issued $175,000 and $300,000 guaranteed notes due on September 25, 2006 and August 3, 2009, respectively (the "Notes"), which are listed on the Luxembourg stock exchange. Mastercroft and certain of its subsidiaries guaranteed EvrazSecurities' liabilities under the Notes. The Group consolidates EvrazSecurities under the provisions of Interpretation SIC-12, Consolidation - Special Purpose Entities as, in substance, the activities of EvrazSecurities are being conducted on behalf of the Group so that the Group benefits from EvrazSecurities' operations, and the Group is exposed to risks incidental to the activities of EvrazSecurities.

Controlling Interests in Subsidiaries Transferred to the Group by Entities under Common Control During 2004 and 2005

Controlling interests in Pamplune, OOO Metallenergofinance ("MEF"), OAO Large Diameter Pipe Plant ("LDPP") and OAO EvrazTrans ("EvrazTrans") were transferred to the Group by entities under common control with the Group in the year ended December 31, 2004. The Group applied the pooling of interests method with respect to those acquisitions and presented its consolidated financial statements as if the transfers of controlling interests in those subsidiaries had occurred from the beginning of the earliest period presented or, if later, the date of acquisition of the subsidiary by the transferring entity.

Further, as discussed in this Note above, controlling interest in OAO Evrazruda ("Evrazruda") was transferred to the Group by an entity under common control with the Group in the six-month period ended June 30, 2005. The Group also applied the pooling of interests method with respect to this acquisition and presented its consolidated financial statements as if the transfers of controlling interest in Evrazruda had occurred from the beginning of the earliest period presented.

As a result, the Group (formerly Mastercroft) has re-presented its financial position, results of operations and cash flows for the years ended December 31, 2004, 2003 and 2002.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Group companies maintain their accounting records and prepare their statutory financial statements in accordance with the Regulations on Accounting and Reporting of the country in which the particular subsidiary is resident. The financial statements are based on the statutory accounting records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS. The principal adjustments relate to (1) expense and revenue recognition, (2) valuation of unrecoverable assets, (3) depreciation and valuation of property, plant and equipment, (4) accounting for income taxes, (5) use of fair values, (6) business combinations and (7) restatement of financial statements to reflect the effect of hyperinflation.

The consolidated financial statements have been prepared under historical cost convention, other than in respect of property, plant and equipment at the date of transition to IFRS as described below.

First-time Adoption of International Financial Reporting Standards (IFRS 1)

The Group early adopted and applied IFRS 1 in the preparation of its first consolidated financial statements in accordance with IFRS for the year ended December 31, 2003. The Group's transition date to IFRS is December 31, 2001. Prior to this date, in past business combinations, the Group acquired certain subsidiaries, which were not previously consolidated. For such subsidiaries, the Group adjusted the carrying amounts of the subsidiaries' assets and liabilities to the amounts that IFRS would require in the separate subsidiaries' balance sheets. The deemed cost of goodwill/negative goodwill was determined as the difference at the date of transition to IFRS between: (i) the parent's interest in those adjusted carrying amounts; and (ii) the cost in the parent's separate financial statements of its investment in the subsidiary. In addition, the Group elected under IFRS 1 to account for property, plant and equipment in its subsidiaries at deemed cost being the fair value of property, plant and equipment at the date of transition to IFRS and to recognise all cumulative actuarial gains and losses at the date of transition to IFRS.

Changes in Accounting Policies

IFRS 3, Business Combinations, IAS 36, Impairment of Assets, and IAS 38, Intangible Assets

IFRS 3 applies to accounting for business combinations where the agreement date is on or after March 31, 2004. Upon acquisition the Group initially measures the identifiable assets, liabilities and contingent liabilities acquired at their fair values as at the acquisition date hence causing any minority interest in the acquiree to be stated at the minority proportion of the net fair values of those items. For business combination for which the agreement date is before March 31, 2004, minority interest in the acquiree was stated at the minority proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities.

Additionally, for business combinations where the agreement date is on or after March 31, 2004, goodwill is not amortised but rather tested for impairment annually at the cash generating unit level unless an event occurs during the year which requires the goodwill to be tested more frequently. Intangibles with indefinite useful lives acquired in those business combinations are reviewed annually to ensure the carrying value does not exceed the recoverable amount regardless of whether an indicator of impairment is present.

IAS 36 and 38 will be applied prospectively from January 1, 2005.

IAS 27, Consolidated and Separate Financial Statements

The Group early adopted IAS 27, Consolidated and Separate Financial Statements, which requires to present minority interests within equity, separately from the parent shareholders' equity.

Accounting for Increases in Ownership Interests in Subsidiaries

Increases in ownership interests in subsidiaries prior to January 1, 2004 were accounted for using the purchase method.

Effective January 1, 2004, the differences between the carrying values of net assets attributable to interests in subsidiaries acquired and the consideration given for such increases is either added to additional paid-in capital, if positive, or charged to accumulated profits, if negative, in the accompanying consolidated financial statements.

Accounting for the Effect of Inflation

Prior to January 1, 2003, the adjustments and reclassifications made to the statutory records of the Russian subsidiaries of the Group for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the Russian rouble in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from January 1, 2003 the Group ceased applying IAS 29 to current periods and only recognises the cumulative impact of inflation indexing on non-monetary elements of the financial statements through December 31, 2002.

Non-monetary assets and liabilities acquired prior to December 31, 2002 have been restated by applying the relevant conversion factors to the historical cost ("restated cost") through December 31, 2002. Gains or losses on subsequent disposal are recognised based on the restated cost of the non-monetary assets and liabilities.

Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements relate to the estimated useful lives of long lived assets, fair value of property, plant and equipment at the date of transition to IFRS, fair values of assets and liabilities acquired in business combinations, site restoration costs, post-employment benefits, allowances for doubtful accounts receivable, allowances for net realisable value and obsolescence of inventories, and deferred income taxes.

Foreign Currency Transactions

The presentation currency of the Group is the US dollar because the presentation in US dollars is convenient for the major current and potential users of the consolidated financial statements.

The measurement currency of the Group's subsidiaries located in the Russian Federation is the Russian rouble (the "rouble"). The measurement currency of the subsidiaries located in other countries is the US dollar or euro. As at the reporting date, the assets and liabilities of the subsidiaries with the rouble or euro, as measurement currency, are translated into the presentation currency at the rate of exchange ruling at the balance sheet date, and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Transactions in foreign currencies in each subsidiary of the Group are initially recorded in the measurement currency at the rate ruling at the date of transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated income statement.

Basis of Consolidation

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than 50% of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Acquisition of Subsidiaries

The purchase method of accounting was used to account for the acquisition of subsidiaries by the Group except for acquisitions made prior to the date of transition to IFRS, which were accounted for in accordance with IFRS 1, as described above.

In the period from January 1, 2002 to March 30, 2004, in accordance with IAS 22, Business Combinations, identifiable assets and liabilities acquired in a business combination were measured initially at the aggregate of:

(a) the fair value of the identifiable assets and liabilities acquired as at the date of acquisition to the extent of the acquirer's interest obtained in the acquisition; and

(b) the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary.

Beginning March 31, 2004, in accordance with IFRS 3, Business Combinations, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The initial accounting for a business combination involves identifying and determining the fair values to be assigned to the acquiree's identifiable assets, liabilities and contingent liabilities and the cost of the combination. If the initial accounting for a business combination can be determined only provisionally by the end of the period in which the combination is effected because either the fair values to be assigned to the acquiree's identifiable assets, liabilities or contingent liabilities or the cost of the combination can be determined only provisionally, the Group accounts for the combination using those provisional values. The Group recognises any adjustments to those provisional values as a result of completing the initial accounting within twelve months of the acquisition date.

The excess of purchase consideration over the fair value of the Group's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Group's share of identifiable net assets of the subsidiary acquired the difference is either recorded on the balance sheet as negative goodwill (for business combinations for which the agreement date is prior to March 31, 2004) or recognised directly in the income statement (for business combinations for which the agreement date is on or after March 31, 2004).

Minority interest is that portion of the profit or loss and net assets of subsidiaries attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent. Minority interests at the balance sheet date represents the minority shareholders' portion of the pre-acquisition carrying amounts (for business combinations for which the agreement date is before March 31, 2004) or the fair values (for business combinations for which agreement date is on or after March 31, 2004) of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interests are presented in the consolidated balance sheet within equity, separately from the parent's shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary. Any additional losses are allocated to the Group unless there is a binding obligation of the minority to fund the losses.

For the identifiable assets, liabilities and contingent liabilities initially accounted for at provisional values, the carrying amount of identifiable asset, liability or contingent liability that is recognised or adjusted as a result of completing the initial accounting is calculated as if its fair value or adjusted fair value at the acquisition date had been recognised from that date. Goodwill or any gain recognised when the acquired interest in net fair values of the identifiable assets, liabilities and contingent liabilities exceeds the cost of their acquisition is adjusted from the acquisition date by an amount equal to adjustment to the fair value at the acquisition date of the identifiable asset, liability or contingent liability being recognised or adjusted.

Comparative information presented for the periods before the completion of initial accounting for the acquisition is presented as if the initial accounting had been completed from the acquisition date.

Purchases of Subsidiaries from Entities under Common Control

Purchases of subsidiaries from entities under common control are accounted for using the uniting of interest method.

The assets and liabilities of the subsidiary transferred under common control are recorded in these financial statements at the historical cost of the controlling entity (the "Predecessor"). Related goodwill inherent in the Predecessor's original acquisition is also recorded in these financial statements. Any difference between the total book value of net assets, including the Predecessor's goodwill, and the consideration paid is accounted for in these consolidated financial statements as an adjustment to the shareholders' equity.

These financial statements, including corresponding figures, are presented as if the subsidiary had been acquired by the Group on the date it was originally acquired by the Predecessor.

Investments in Associates

Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Group's share of net assets of the associate. The Group's share of its associates' profits or losses is recognised in the income statement and its share of movements in reserves is recognised in equity. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate the Group does not recognise further losses, unless the Group is obligated to make further payments to, or on behalf of, the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Interest in a Joint Venture

The Group's interest in its joint venture is accounted for under the equity method of accounting whereby an interest in jointly controlled entities is initially recorded at cost and adjusted thereafter for post-acquisition changes in the Group's share of net assets of the joint ventures. The income statement reflects the Group's share of the results of operations of the joint venture.

Property, Plant and Equipment

The Group's property, plant and equipment, except for the items acquired prior to December 31, 2001, are stated at historical cost less accumulated depreciation and any impairment in value. Land is not depreciated. As described under Basis of Presentation above, the items of property, plant and equipment acquired prior to December 31, 2001 were accounted for at deemed cost being their fair value at December 31, 2001.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and constructions	15-60 years
Machinery and equipment	4-45 years
Transport and motor vehicles	7-20 years
Other assets	3-15 years

Depletion of mining assets including capitalised site restoration costs is calculated using the units-of-production method based upon proved developed mineral reserves.

Maintenance costs relating to items of property, plant and equipment are expensed as incurred.

The Group has the title to certain non-production and social assets, primarily buildings and facilities of social infrastructure, which are carried at their recoverable amount of zero. The costs to maintain such assets are expensed as incurred.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets, which are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in investment in associate.

Goodwill arising from business combinations where the agreement date is prior to March 31, 2004 is amortised using the straight-line method over its estimated useful life of ten years. Goodwill relating to business combinations where the agreement date is on or after March 31, 2004 is not amortised but is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the carrying amount may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Negative goodwill arising from business combinations where the agreement date is prior to March 31, 2004 is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of depreciable and amortisable assets acquired; negative goodwill in excess of the fair values of those assets is recognised in the income statement immediately.

Negative goodwill relating to business combinations where the agreement date is on or after March 31, 2004 is recognised in the income statement.

Investments

The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Group. All investments are initially recognised at cost, being the fair value of the consideration given and including transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortised cost using the effective yield method. Gains or losses on trading investments are recorded in the income statement in the period in which they arise. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

All purchases and sales of financial assets under contracts to purchase or sell financial assets that require delivery of the asset within the time frame generally established by regulation or convention in the market place are recognised on the settlement date i.e. the date the asset is delivered by/to the counterparty.

Impairment of Assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that an asset or a group of assets may be impaired. When there is an indication that an asset may be impaired, the asset is measured at its estimated recoverable amount, which is the higher of the net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment loss is recognised for the difference between the estimated recoverable amount and the carrying value. The carrying amount of the asset is reduced to its estimated recoverable amount either directly or through the use of an allowance account and the amount of the loss is included in the net profit and loss for the period.

An impairment loss is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

Inventories

Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition. The cost of finished goods and work in progress includes an appropriate share of production overheads based on normal operating capacity, but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

Accounts Receivable

Accounts receivable, which generally have 30-180 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Value Added Tax

The tax authorities permit the settlement of sales and purchases value added tax ("VAT") on a net basis.

VAT Payable

VAT payable represents VAT related to sales payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date. In addition, VAT related to sales which have not been settled at the balance sheet date (VAT deferred) is also included in VAT payable. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

VAT Recoverable

VAT recoverable relates to purchases which have not been settled at the balance sheet date and property, plant and equipment not put into operation. VAT recoverable is reclaimable against sales VAT upon payment for the purchases and putting property, plant and equipment into operation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Borrowings

Borrowings are initially recognised at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortised cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings.

Borrowing costs are expensed as incurred.

Shareholders' Equity

Share Capital

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognised as a share premium.

Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Provisions for site restoration costs are capitalised in mining assets within property, plant and equipment.

Social and Pension Contributions

Defined contributions are made by the Group to the Russian Federation state pension, social insurance, medical insurance and unemployment funds at the statutory rates in force (approximately 34%), based on gross salary payments. The Group has no legal or constructive obligation to pay further contributions in respect of those benefits. Its only obligation is to pay contributions as they fall due. These contributions are expensed as incurred.

Employee Benefits

Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. In addition, one of the Group's subsidiaries operates a separately administered defined pension scheme. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age, the completion of a minimum service period and the amount of the benefits stipulated in the collective bargaining agreements.
The liability recognised in the balance sheet in respect of post-employment benefits is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the benefits is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligations.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

Other Costs

The Group incurs employee costs related to the provision of benefits such as health services, kindergartens and other services. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to cost of sales.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Rendering of services
Revenue is recognised when services are rendered.

Interest
Revenue is recognised as the interest accrues.

Dividends
Revenue is recognised when the shareholders' right to receive the payment is established.

Rental Income
Rental income arising on investment properties is accounted for on a straight-line basis over the lease term on ongoing leases.

Deferred Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from goodwill amortisation or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3. Segment Information

The Group's major business segments are steel production and mining. Steel production segment includes production of steel and related products at the three iron and steel plants. Mining segment includes ore mining and enrichment. The mining segment does not meet the criteria of a reportable segment under IFRS, because the majority of revenues of the mining segment are earned in inter-segment transactions. Despite this fact, management has designated the mining segment as a reportable segment based on the future plans to develop this business segment. The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended December 31, 2004, 2003 and 2002:

Year ended December 31, 2004

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$5,726,069	$116,409	$90,643	$–	$5,933,121
Inter-segment sales	82,972	494,365	254,195	(831,532)	–
Total revenue	5,809,041	610,774	344,838	(831,532)	5,933,121
Result					
Segment result	$1,742,283	$91,767	$6,368		1,840,418
Unallocated expenses					(3,835)
Profit from operations					**$1,836,583**
Assets and liabilities					
Segment assets	$3,031,412	$784,004	$170,942		$3,986,358
Investment in associates	1,237	195,017	396		196,650
Unallocated assets					70,253
Total assets					**$4,253,261**
Segment liabilities	$1,218,294	$357,051	$126,584		$1,701,929
Unallocated liabilities					584,709
Total liabilities					**$2,286,638**
Other segment information					
Additions to property, plant and equipment	$487,924	$47,961	$97,099		$632,984
Assets acquired in business combination	–	532,496	–		532,496
Depreciation, depletion and amortisation	(164,545)	(30,517)	(6,878)		(201,940)
Impairment of assets	(75)	–	(1,291)		(1,366)

Year ended December 31, 2003

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$2,042,156	$60,377	$65,456	$–	$2,167,989
Inter-segment sales	17,933	171,632	31,973	(221,538)	–
Total revenue	$2,060,089	$232,009	$97,429	$(221,538)	$2,167,989
Result					
Segment result	$335,261	$6,903	$(1,922)		$340,242
Unallocated expenses					(4,594)
Profit from operations					**$335,648**
Assets and liabilities					
Segment assets	$1,867,397	$171,717	$51,967		$2,091,081
Investment in associates	1,413	–	2,210		3,623
Unallocated assets					137,133
Total assets					**$2,231,837**
Segment liabilities	$483,122	$109,362	$28,070		$620,554
Unallocated liabilities					1,052,154
Total liabilities					**$1,672,708**
Other segment information					
Additions to property, plant and equipment	$234,150	$14,184	$5,420		$253,754
Assets acquired in business combination	–	–	22,673		22,673
Depreciation, depletion and amortisation	(158,335)	(7,735)	(3,507)		(169,577)
Impairment of assets	(5,068)	–	(431)		(5,499)

Year ended December 31, 2002

	Steel production	Mining	Other operations	Eliminations	Total
Revenue					
Sales to external customers	$1,512,077	$13,605	$14,670	$–	$1,540,352
Inter-segment sales	4,142	25,095	–	(29,237)	–
Total revenue	$1,516,219	$38,700	$14,670	$(29,237)	$1,540,352
Result					
Segment result	$52,500	$(726)	$3,411		$55,185
Unallocated expenses					(2,332)
Profit from operations					**$52,853**
Assets and liabilities					
Segment assets	$1,051,768	$89,685	$4,279		$1,145,732
Investment in associates	167	–	–		167
Unallocated assets					76,411
Total assets					**$1,222,310**
Segment liabilities	$386,585	$48,717	$11,431		$446,733
Unallocated liabilities					556,251
Total liabilities					**$1,002,984**
Other segment information					
Additions to property, plant and equipment	$84,698	$11,144	$1,794		$97,636
Assets acquired in business combination	–	164,342	–		164,342
Depreciation, depletion and amortisation	(153,080)	(3,264)	(280)		(156,624)
Impairment of assets	(1,493)	–	(426)		(1,919)

Distribution of the Group's revenues by geographical area based on the location of customers for the years ended December 31 was as follows:

	2004	2003	2002
Russia	$3,288,123	$1,561,789	$973,275
Taiwan	806,674	95,935	83,536
Thailand	457,574	53,136	50,612
Philippines	214,655	69,957	62,021
Korea	213,292	45,095	33,889
Vietnam	213,000	37,873	84,589
Iran	195,456	47,320	–
Hong Kong	178,148	57,709	50,437
China	160,873	120,647	105,738
Other countries	205,326	78,528	96,255
Total	**$5,933,121**	**$2,167,989**	**$1,540,352**

Carrying amounts of the Group's assets by geographical area in which the assets are located at December 31 were as follows:

	2004	2003	2002
Russia	$3,439,893	$1,736,854	$1,184,697
Other countries	813,368	494,983	37,613
Total	**$4,253,261**	**$2,231,837**	**$1,222,310**

In 2004, 2003 and 2002, substantially all the additions to the Group's property, plant and equipment related to the Russian operations of the Group.

4. Acquisitions and Increases of Ownership Interests in Subsidiaries

NTMK

As of December 31, 2001, the Group owned 41.71% of ordinary shares in Nizhny Tagil Iron & Steel Plant ("NTMK") and, through agreements with agents, had the power to cast the majority of the votes at shareholders' and board of directors meetings and had the power to appoint or remove the majority of members of the board of directors. The financial position and results of operations of NTMK were included in the Group's consolidated financial statements beginning December 31, 2001.

In the years ended December 31, 2003 and 2002, the Group acquired minority interests in NTMK (32.64% ownership interest) for an aggregate cash consideration of $35,238. These acquisitions were accounted for as step acquisitions and the Group has recorded negative goodwill of $90,962. In the year ended December 31, 2004, the Group acquired additional minority interests in NTMK (6.09% ownership interest) for cash consideration of $47,980. As a result of the change in accounting policy (Note 2), the excess of the amount of consideration over the carrying value of minority interest amounting to $8,466 was charged to accumulated profits.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (13.5-15.5 years).

ZapSib

As of December 31, 2001, the Group owned 36.78% of ordinary shares in West-Siberian Iron & Steel Plant ("ZapSib") and, through agreements with agents, had the power to cast the majority of the votes at shareholders' and board of directors meetings and had the power to appoint or remove the majority of members of the board of directors. The financial position and results of operations of ZapSib were included in the Group's consolidated financial statements beginning December 31, 2001.

In the years ended December 31, 2003 and 2002, the Group acquired minority interests in ZapSib (56.58% ownership interest) for an aggregate cash consideration of $80,393. These acquisitions were accounted for as step acquisitions and the Group has recorded negative goodwill of $33,025. In the year ended December 31, 2004, the Group acquired additional minority interest in ZapSib (1.23% ownership interest) for cash consideration of $9,323. As a result of the change in accounting policy (Note 2), the excess of the amount of consideration over the carrying value of minority interest amounting to $3,662 was charged to accumulated profits, the excess of the carrying value of minority interest over consideration amounting to $587 was included in additional paid-in capital.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (10-12 years).

Teisky Rudnik

On August 1, 2002, the Group acquired a production complex of OAO Teisky Rudnik for a cash consideration of 32,340,000 roubles ($1,017 at the exchange rate as of December 31, 2002). The production complex of Teisky Rudnik ("Teisky Rudnik") represented a business and therefore that acquisition was accounted for as a business combination in accordance with IAS 22. Identifiable assets and liabilities of the production complex were measured at fair value on the date of acquisition.

The financial position and results of operations of Teisky Rudnik were included in the Group's consolidated financial statements beginning August 1, 2002.

The table below sets forth the fair values of Teisky Rudnik identifiable assets and liabilities at the date of acquisition:

	August 1, 2002
Property, plant and equipment	$90,740
Inventories	1,922
Accounts and notes receivable	1,224
Total assets	**$93,886**
Non-current liabilities	(399)
Deferred income tax liabilities	(19,882)
Total liabilities	**(20,281)**
Net assets	**$73,605**
Consideration paid	**$1,017**
Total negative goodwill	**$(72,588)**

Teisky Rudnik's net (loss)/profit for the years ended December 31, 2004 and 2003 and for the period from August 1, 2002 to December 31, 2002 amounted to $(183), $(553) and $384, respectively.

The amount of negative goodwill is being recognised as income over the remaining average useful life of identifiable depreciable assets acquired (20 years).

VGOK

As at October 3, 2002, the Group acquired an additional 38.61% ownership interest in OAO Vysokogorsky Mining-and-Processing Integrated Works ("VGOK") for $402. Prior to this date, the Group had accumulated a 48.76% ownership interest in VGOK for an aggregate consideration of $1,738, resulting in negative goodwill of $21,418.

The acquisition on October 3, 2002 provided the Group a controlling interest and, as a result, the financial position and the results of operations of VGOK have been included in the Group's consolidated financial statements as of this date.

Prior to October 3, 2002, VGOK was accounted for under the equity method.

The table below sets forth the fair values of VGOK's assets and liabilities at the date of acquisition:

	October 3, 2002
Property, plant and equipment	$73,949
Other non-current assets	3,058
Inventories	2,622
Accounts and notes receivable, net	8,303
Cash	99
Total assets	**88,031**
Non-current liabilities	20,215
Current liabilities	17,607
Total liabilities	**37,822**
Net assets	**$50,209**
Fair value of net assets attributable to 38.61% ownership interest	$19,386
Less: consideration paid	(402)
Negative goodwill on acquisition of 38.61% ownership interest	18,984
Negative goodwill recognised on acquisitions prior to October 3, 2002	21,418
Total negative goodwill	**$40,402**

VGOK's net profit/(loss) for the years ended December 31, 2004 and 2003 and for the period from October 3, 2002 to December 31, 2002 amounted to $6,246, $4,074 and $(2,773), respectively.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (16-17 years).

NMTP

As at February 15, 2003, the Group acquired an additional 24.48% ownership interest in OAO Nakhodka Commercial Sea Port ("NMTP") for $3,815. Prior to this date, the Group had accumulated a 35.47% ownership interest in NMTP for an aggregate cash consideration of $6,364, resulting in the recognition of negative goodwill of $5,045.

The acquisition on February 15, 2003 provided the Group a controlling interest and, as a result, the financial position and the results of operations of NMTP have been included in the Group's consolidated financial statements as of this date. In the period from February 11, 2002 to February 15, 2003, NMTP was accounted for under the equity method.

The table below sets forth the fair values of NMTP's assets and liabilities at the date of acquisition:

	February 15, 2003
Property, plant and equipment	$22,705
Other non-current assets	3,154
Inventories	1,621
Accounts and notes receivable, net	4,805
Other current assets	3,830
Cash	1,852
Total assets	**37,967**
Non-current liabilities	710
Deferred income liabilities	414
Current liabilities	3,982
Total liabilities	**5,106**
Net assets	**$32,861**
Fair value of net assets attributable to 24.48% ownership interest	$8,044
Less: consideration paid	(3,815)
Negative goodwill on acquisition of 24.48% ownership interest	4,229
Negative goodwill recognised on acquisitions prior to February 15, 2003	5,045
Total negative goodwill	**$9,274**

NMTP's net loss for the year ended December 31, 2004 and for the period from February 15, 2003 to December 31, 2003 amounted to $2,793 and $2,562, respectively.

In the period from February 15, 2003 to December 31, 2003, the Group acquired an additional 31.56% ownership interests in NMTP for a consideration of $6,374. These acquisitions were accounted for as step acquisitions and the Group has recorded additional negative goodwill of $4,473.

The amount of negative goodwill is being recognised as income over the remaining average useful life of the identifiable depreciable assets acquired (9 years).

KGOK

On May 21, 2004, the Group acquired 83.59% of the ordinary shares in Kachkanarsky Mining-and-Processing Integrated Works ("KGOK") for 5,519,647,048 roubles ($190,311 at the exchange rate as of the dates of transactions). In addition, as part of the acquisition cost, the Group purchased restructured debts of KGOK with a fair value of 596,957,000 roubles ($20,595 at the exchange rate as of the date of transaction) for 1,283,000,000 roubles ($44,264 at the exchange rate as of the date of transaction). As a result, the financial position and the results of operations of KGOK were included in the Group's consolidated financial statements beginning May 21, 2004.

The table below sets forth the fair values of KGOK's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	May 21, 2004
Property, plant and equipment	$337,053
Other non-current assets	3,983
Inventories	17,140
Accounts and notes receivable, net	66,342
Cash	2,271
Total assets	**$426,789**
Non-current liabilities	35,722
Deferred income liabilities	68,155
Current liabilities	66,924
Total liabilities	**170,801**
Net assets	**$255,988**
Fair value of net assets attributable to 83.59% ownership interest	**$213,980**
Consideration paid	**$213,980**

KGOK's net profit for the period from May 21, 2004 to December 31, 2004 amounted to $58,220.

Subsequent to the acquisition date, the Group acquired an additional 14.04% ownership interest in KGOK for 896,155,736 roubles ($31,256 at the exchange rate as of the dates of transactions). The excess of the carrying value of minority interest over the amount of consideration amounting to $11,420 was recorded in additional paid-in capital.

Kuznetsky Mining-and-Processing Integrated Works

In February 2004, the Group acquired a production complex from OOO Centerprom-MT for $8,085. The production complex consisted of items of property, plant and equipment, which were previously owned by OOO Kuznetsky Mining-and-Processing Integrated Works ("KuzGOK"). The production complex acquired represents a business and was accounted for as a business combination in accordance with IAS 22. Identifiable assets and liabilities of the production complex were measured at fair value on the date of acquisition. In September 2004, the Group acquired 100% ownership interest in KuzGOK, for $1. KuzGOK had licenses for iron ore reserves being mined using the assets of the production complex acquired.

The financial position and results of operations of the production complex and KuzGOK were included in the Group's consolidated financial statements beginning February 19, 2004 and September 30, 2004, as the Group exercised control over their operations since these dates.

For accounting purposes, the acquisitions of the production complex and ownership interest in KuzGOK were accounted for as a single business combination.

The table below sets forth the fair values of identifiable assets and liabilities of the production complex and KuzGOK at the dates of acquisition:

	February 19, 2004	September 30, 2004	Total
Property, plant and equipment	$87,943	$8,315	$96,258
Inventories	–	2,743	2,743
Accounts and notes receivable, net	–	20,494	20,494
Cash	–	7	7
Total assets	**$87,943**	**$31,559**	**$119,502**
Non-current liabilities	(2,293)	(1,178)	(3,471)
Deferred income tax liabilities	(19,063)	–	(19,063)
Current liabilities	–	(51,843)	(51,843)
Total liabilities	**(21,356)**	**(53,021)**	**(74,377)**
Net assets / (liabilities)	**$66,587**	**$(21,462)**	**$45,125**
Consideration paid	**8,085**	**1**	**8,086**
Total goodwill / (negative goodwill)	**$(58,502)**	**$21,463**	**$(37,039)**

The acquired production complex was vertically integrated into the Group. As a result, it is impracticable for the Group to disclose the acquiree's profit or loss for the period from February 19, 2004 to December 31, 2004

The amount of negative goodwill is being recognised as income over the remaining average useful life of identifiable depreciable assets acquired (20 years).

Neryungriugol

In April 2004, the Group acquired 100% of the shares in OAO UK Neryungriugol ("Neryungriugol") for 100,000 roubles ($4 at the exchange rate as of the date of the transaction). As of the date of the acquisition, Neryungriugol was at the development stage applying for certain mining licences. Initially, acquisition of Neryungriugol in the consolidated financial statements authorised for issue on April 25, 2005 was accounted for in accordance with IFRS 3 using the provisional values. In April 2005, Neryungriugol obtained the licence for Denisovskoye coal field.

As a result, the Group completed the initial accounting for that business combination. The completion of the initial accounting is reflected in these consolidated financial statements.

Sheregeshskoe and Irbinskoe Ore Deposits

In July 2004, the Group acquired production complexes of OAO Sheregeshskoe Rudoupravlenie ("Sheregeshskoe Ore Deposit") and OAO Irbinskoe Rudoupravlenie ("Irbinskoe Ore Deposit") on open auctions for cash considerations of $2,996 and $3,053, respectively. The production complexes acquired represent businesses and therefore their acquisitions were accounted for as business combinations in accordance with IFRS 3. Indentifable assets, liabilities and contingent liabilities of the production complexes were measured at fair value on the dates of acquisitions.
The financial position and results of operations of Sheregeshskoe and Irbinskoe Ore Deposits were included in the Group's consolidated financial statements from July 30, 2004, as the Group exercised control over their operations from that date.
The table below sets forth the fair values of Sheregeshskoe Ore Deposit identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	July 30, 2004
Property, plant and equipment	$37,991
Inventories	798
Accounts and notes receivable, net	324
Total assets	**$39,113**
Non-current liabilities	(1,216)
Deferred income liabilities	(9,946)
Total liabilities	**(11,162)**
Net assets	**$27,951**
Consideration paid	**$2,996**
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition recognised in the income statement	**$(24,955)**

The table below sets forth the fair values of Irbinskoe Ore Deposit's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	July 30, 2004
Property, plant and equipment	$37,262
Inventories	704
Accounts and notes receivable, net	2,729
Total assets	**$40,695**
Non-current liabilities	(850)
Deferred income liabilities	(10,418)
Total liabilities	**(11,268)**
Net assets	**$29,427**
Consideration paid	**$3,053**
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition recognised in the income statement	**$(26,374)**

The acquired production complexes were vertically integrated into the Group. As a result, it is impracticable for the Group to disclose the acquirees' profit or loss for the period from July 30, 2004 to December 31, 2004

Negative Goodwill

The table below presents a reconciliation of the carrying amount of negative goodwill at December 31, 2004, 2003 and 2002:

	Gross book value	Accumulated *amortisation*	Total
At December 31, 2001	$(136,004)	$–	$(136,004)

Negative goodwill previously recognised in investments under the equity method	(21,418)	–	(21,418)
Negative goodwill recognised on acquisitions	(200,964)	–	(200,964)
Amortisation	–	17,855	17,855
At December 31, 2002	(358,386)	17,855	(340,531)
Negative goodwill previously recognised in investments under the equity method	(5,045)	343	(4,702)
Negative goodwill recognised on acquisitions	(23,974)	–	(23,974)
Amortisation	–	26,271	26,271
Translation difference	(6,048)	310	(5,738)
At December 31, 2003	(393,453)	44,779	(348,674)
Negative goodwill recognised on acquisitions	(37,039)	-	(37,039)
Amortisation	–	28,012	28,012
Translation difference	(5,488)	577	(4,911)
At December 31, 2004	$(435,980)	$73,368	$(362,612)

5. Revenues and Expenses

Revenue from sales of goods and cost of revenues included non-monetary exchanges of dissimilar goods for $0, $239,165 and $238,159 for the years ended December 31, 2004, 2003 and 2002, respectively.

Cost of revenues, distribution costs, administrative expenses and social infrastructure maintenance expenses include the following for the years ended December 31:

	2004	2003	2002
Cost of inventories recognised as expense	$2,299,722	$891,466	$839,370
Staff costs	591,771	288,218	247,934
Depreciation, depletion and amortisation	196,302	145,872	156,774

Gain on Financial Assets

Gain on financial assets represents gain on re-measurement of 19.145% of shares in ZAO Raspadskaya to fair value. This gain was realised when these shares were contributed into a joint venture (Note 8).

6. Income Taxes

Major components of income tax expense for the years ended December 31 were as follows:

	2004	2003	2002
Current income tax expense	$444,038	$111,652	$21,266
Deferred income tax benefit			
Relating to origination and reversal of temporary differences	(66,749)	(36,779)	(9,991)
Income tax expense reported in the consolidated income statement	$377,289	$74,873	$11,275

In the years ended December 31, 2004, 2003 and 2002, the Group's income was subject to tax at 24% in the Russian Federation, 10% in Cyprus, and 24% and 11.6% (depending on the type of income) in Switzerland. Ferrotrade Limited has a Taxation Exemption Certificate under which it is currently liable to tax at the fixed annual amount of £225. This certificate is valid through 2010.

Major part of income taxes is paid in the Russian Federation. A reconciliation of income tax expense applicable to profit before income tax using the Russian statutory tax rate of 24% to income tax expense as reported in the Group's consolidated financial statements for the years ended December 31 is as follows:

	2004	2003	2002
Profit before income tax	$1,722,177	$327,817	$12,645
At the Russian statutory income tax rate of 24%	413,323	78,677	3,035
Effect of non-deductible expenses and other non-temporary differences	(48,092)	7,762	8,267

Effect of the difference in tax rates in countries *other than the Russian Federation*	(4,279)	(11,566)	(27)
Deferred income tax provided for undistributed earnings of the Group's subsidiaries	16,337	–	–
Income tax expense reported in the consolidated income statement	$377,289	$74,873	$11,275

Deferred income tax assets and liabilities and their movements for the years ended December 31 were as follows:

	2004	Change recognised in income statement	Change due to business combi-nations	Trans-lation difference	2003	Change recognised in income statement	Change due to business combi-nations	Trans-lation difference	2002
Deferred income tax liabilities:									
Property, plant and equipment	$228,220	$(14,656)	$103,025	$10,298	$129,553	$(28,639)	$342	$11,065	$146,785
Liabilities under the Settlement Agreements	14,586	(31,722)	8,669	1,395	36,244	(11,558)	–	3,053	44,749
Undistributed earnings of subsidiaries	16,337	16,337	–	–	–	–	–	–	–
Other	14,736	7,532	679	3,924	2,601	3,617	155	(4,150)	2,979
	273,879	(22,509)	112,373	15,617	168,398	(36,580)	497	9,968	194,513
Deferred income tax assets:									
Tax losses available for offset	–	–	–	–	–	(6,368)	–	218	6,150
Accrued liabilities	19,673	13,135	(2,578)	1,065	8,051	2,266	–	(1,403)	7,188
Accounts receivable	11,887	2,541	5,255	667	3,424	3,623	–	(506)	307
Other	31,228	28,564	624	287	1,753	678	110	236	729
	62,788	44,240	3,301	2,019	13,228	199	110	(1,455)	14,374
Net deferred income tax asset	3,390	3,465	–	(75)	–	–	–	–	–
Net deferred income tax liability	$214,481	$(63,284)	$109,072	$13,523	$155,170	$(36,779)	$387	$11,423	$180,139

For Russian income tax purposes, ZapSib had unused tax losses incurred in 1997 and 1998. As of December 31, 2002, the unused tax losses carry forward approximated $25,623. In 2003, these tax losses were fully utilised.

As of December 31, 2004, deferred income taxes have been provided for undistributed earnings of the Group's subsidiaries amounting to $273,268 as management intends to dividend this amount. As of December 31, 2004, the amount of undistributed earnings for which deferred income taxes have not been provided was $1,768,515. Management does not intend on distributing those earnings in the foreseeable future.

The current tax rate for dividends income in respect of the Group's subsidiaries varies from 5% to 10%.

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following as of December 31:

	2004	2003	2002
Cost:			
Land	$53,250	$26,239	$15,844
Buildings and constructions	662,182	274,324	232,898
Machinery and equipment	1,276,433	935,563	807,159
Transport and motor vehicles	143,970	20,996	9,087
Mining assets	284,244	169,838	146,497

Other assets	46,204	29,292	20,284
Assets under construction	499,430	242,961	107,761
	2,965,713	1,699,213	1,339,530
Accumulated depreciation, depletion and amortisation:			
Buildings and constructions	(70,568)	(40,367)	(18,223)
Machinery and equipment	(440,467)	(276,526)	(129,670)
Transport and motor vehicles	(13,080)	(5,187)	(2,161)
Mining assets	(14,488)	(6,755)	(1,011)
Other assets	(18,804)	(10,912)	(4,425)
	(557,407)	(339,747)	(155,490)
Government grants:			
Machinery and equipment, net	(9,377)	(9,628)	(9,658)
	$2,398,929	$1,349,838	$1,174,382

Assets under construction include prepayments to constructors and suppliers of property, plant and equipment in the amount of $137,489, $74,027 and $19,986 as of December 31, 2004, 2003 and 2002, respectively.

The movement in property, plant and equipment for the year ended December 31, 2004 was as follows:

	Land	Buildings and construc-tions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construc-tions	Total
At December 31, 2003, cost, net of accumulated depreciation and government grants	$26,239	$233,957	$649,409	$15,809	$163,083	$18,380	$242,961	$1,349,838
Additions	21,214	5,467	5,581	84,612	9,555	3,228	503,327	632,984
Assets acquired in business combination	3,942	322,845	52,539	24,952	95,973	994	31,251	532,496
Assets put into operation	61	32,854	222,459	11,108	–	11,398	(277,880)	–
Disposals	(4)	(2,865)	(3,641)	(650)	–	(899)	(21,967)	(30,026)
Depreciation & depletion charge	–	(29,339)	(146,461)	(8,637)	(10,354)	(7,149)	–	(201,940)
Amortisation of government grants	–	–	811	–	–	–	–	811
Impairment loss	–	–	–	–	(1,701)	–	(127)	(1,828)
Translation difference	1,798	28,695	45,892	3,696	13,200	1,448	21,865	116,594
At December 31, 2004, cost, net of accumulated depreciation and government grants	$53,250	$ 591,614	$826,589	$130,890	$269,756	$27,400	$499,430	$2,398,929

The movement in property, plant and equipment for the year ended December 31, 2003 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under constructions	Total
At December 31, 2002, cost, net of accumulated depreciation and government grants	$15,844	$214,675	$667,831	$6,926	$145,486	$15,859	$107,761	$1,174,382
Additions	7,863	11,797	25,345	2,708	10,627	4,186	191,228	253,754
Assets acquired in business combination	1,059	4,001	15,449	1,860	–	134	170	22,673
Assets put into operation	34	6,611	31,134	6,058	–	3,436	(47,273)	–
Disposals	–	(904)	(3,410)	(48)	–	(625)	(19,676)	(24,663)
Depreciation & depletion charge	–	(19,201)	(137,846)	(2,546)	(4,862)	(5,883)	–	(170,338)
Amortisation of government grants	–	–	761	–	–	–	–	761
Impairment loss	–	–	–	–	–	–	(4,094)	(4,094)
Translation difference	1,439	16,978	50,145	851	11,832	1,273	14,845	97,363
At December 31, 2003, cost, net of accumulated depreciation and government grants	$26,239	$233,957	$649,409	$15,809	$163,083	$18,380	$242,961	$1,349,838

The movement in property, plant and equipment for the year ended December 31, 2002 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under constructions	Total
At December 31, 2001, cost, net of accumulated depreciation and government grants	$–	$211,286	$750,394	$6,818	$–	$14,583	$104,762	$1,087,843
Additions	15,844	21	3,923	292	2,744	3,000	71,812	97,636
Assets acquired in business combination	–	16,217	1,799	792	143,725	480	1,329	164,342
Assets put into operation	–	5,630	48,405	1,193	28	2,275	(57,531)	–
Disposals	–	(244)	(5,918)	(4)	–	(38)	(12,611)	(18,815)
Depreciation & depletion charge	–	(18,235)	(131,507)	(2,165)	(1,011)	(4,441)	–	(157,359)
Amortisation of government grants	–	–	735	–	–	–	–	735
At December 31, 2002, cost, net of accumulated depreciation and government grants	$15,844	$214,675	$667,831	$6,926	$145,486	$15,859	$107,761	$1,174,382

As of December 31, 2004, 2003 and 2002, certain items of production equipment with an approximate carrying value of $95,802, $103,172 and $431,748, respectively, were pledged to banks as collateral against loans to the Group (Notes 19).

In addition, the Group pledged property, plant and equipment with an approximate carrying value of $0, $12,752 and $1,121 as of December 31, 2004, 2003 and 2002, respectively, in respect of loans received by the Group's related parties.

Government grants represent the reduction in ecological tax payable by the Group in 2001. Such reductions were granted to the Group for the amount of actual expenditures on the acquisition of certain assets qualified for ecological purposes.

8. Investment in a Joint Venture

On March 10, 2004, as a part of a joint venture agreement, the Group acquired a 50% ownership interest in Corber Enterprises Limited ("Corber"), a joint venture created for the purpose of exercising joint control over economic activities of Raspadskaya Mining Group and other Corber's subsidiaries. At the date of acquisition, Corber owned 72.03% of ordinary shares in ZAO Raspadskaya, one of the largest coal mines in the Russian Federation. The Group's consideration in exchange for the ownership interest in Corber was $139,651 including a cash payment of $61,800, the issuance of 6% interest-bearing promissory notes of Mastercroft Mining with total nominal value of $19,200 payable not earlier than March 10, 2006 and a contribution of 88,016 (19.15%) ordinary shares in ZAO Raspadskaya with a carrying value of $58,651.

The table below sets forth the fair values of Corber's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	March 10, 2004
Property, plant and equipment	$176,723
Mineral reserves	269,960
Other non-current assets	1,139
Inventories	11,000
Accounts and notes receivable, net	33,373
Other current assets	1,294
Cash	5,644
Total assets	**499,133**
Non-current liabilities	16,564
Deferred income tax liabilities	82,100
Current liabilities	27,387
Total liabilities	**126,051**
Minority interests	**36,988**
Net assets	**$336,094**
Fair value of net assets attributable to 50% effective interest	168,047
Negative goodwill	(28,396)
Consideration paid	$139,651

The Group accounted for the investment in Corber under the equity method.

The Group completed the initial accounting for the acquisition of its ownership interest in Corber, which previously was accounted for using provisional values. As a result, the Group made certain adjustments to identifiable assets and liabilities used in the preparation of consolidated financial statements of the Group for the year ended December 31, 2004 authorised for issue on April 25, 2005. These changes did not have a significant impact on the carrying value of the investment balance as of December 31, 2004 and the share of profits of a joint venture for the year then ended.

Subsequent to the acquisition date, Corber acquired additional 4.20% ownership interest in Raspadskaya Mining Group for $5,522. The 50% of excess of the carrying value of acquired minority interest over the amount of consideration paid by the joint venture amounting to $5,517 is recorded in additional paid-in capital.

The table below sets forth Corber's assets and liabilities as of December 31, 2004:

Property, plant and equipment	$234,818
Mineral reserves	266,758
Other non-current assets	612
Inventories	12,681
Accounts and notes receivable, net	63,170
Cash	48,066
Total assets	**626,105**
Non-current liabilities	43,243
Deferred income tax liabilities	80,060
Current liabilities	34,758
Total liabilities	**158,061**
Minority interests	**23,958**
Net assets	**$444,086**

As of December 31, 2004, the Group's effective interest in these assets and liabilities is 50%.

The table below sets forth Corber's income and expenses for the period from March 10, 2004 to December 31, 2004:

Revenue	$363,586
Cost of revenue	(211,952)
Other expenses, including income taxes	(64,499)
Minority interests	(2,983)
Net profit	**$84,152**
Share of profits attributable to the Group	$42,076
Amortisation of negative goodwill	1,065
Share of profits/(losses) of a joint venture	$43,141
Investment at March 10, 2004	**$139,651**
Share of profit of a joint venture	43,141
Translation difference	6,403
Additional paid-in capital in respect of acquisition of minority interests	5,517
Investment at December 31, 2004	**$194,712**

9. Other Long-Term Investments

Long-term investments were as follows as of December 31:

Name	Business activity	Percentage holding	2004	2003	2002
Investments in associates:					
OAO Nakhodka Commercial Sea Port	seaport services	35.47%	$–	$–	$4,917
OOO Mecona	seaport services	50.00%	–	1,683	–
OOO Plant of Metallurgical Reagents	production of metallurgical reagents	50.00%	708	679	–
OAO TagilBank	banking	37.91%	615	579	536
Other associates			615	527	167
Investments in other companies:					
OAO Ugolnaya Kompaniya Kuznetskugol	coal mining	20%	–	–	7,822
Novosibirsk Steel Plant	steel making, pipe manufacturing	0.20%	–	29	12,443
OAO Ugolnaya Kompaniya Kuzbassugol	coal mining	3.91%	–	–	8,869
OAO Rossiiskie Kommunalnye Systemy	electricity, heating and other public utilities	10.00%	2,395	3,395	–
ZAO Raspadskaya	coal mining	19.09%	–	1,310	1,214
Other investments			615	612	422
Held-to-maturity financial assets:					
OGVZ bonds			1,172	1,055	–
Other bonds and promissory notes			2,524	–	–
			$8,644	$9,869	$36,390

10. Cash and Cash Equivalents and Restricted Deposits at Banks

Cash and cash equivalents were denominated in the following currencies as of December 31:

	2004	2003	2002
Roubles	$64,632	$41,767	$40,883
US dollars	227,194	150,327	2,086
Euros	1,121	3,587	32
	$292,947	$195,681	$43,001

The above cash and cash equivalents mainly consist of cash at banks.

Restricted deposits at banks were as follows as of December 31:

	2004	2003	2002
Deposits to secure bank loans	$17,570	$22,972	$–
Deposits for repayment of Settlement Agreements (Note 20)	3,441	–	–
	21,011	22,972	–
Less: deposits with current maturities	(12,441)	(4,850)	–
	$8,570	$18,122	$–

The deposits earned interest in the range from 0.98% to 8.50% per annum. The deposits to secure bank loans are denominated in US dollars.

11. Other Non-Current Assets

Other non-current assets were as follows as of December 31:

	2004	2003	2002
Prepaid contributions to pension plans	$–	$8,031	$–
Long-term VAT relating to Settlement Agreements	197	3,978	4,320
Long-term input VAT	3,980	1,990	304
Deferred income tax assets (Note 6)	3,390	–	–
Other	1,678	917	204
	$9,245	$14,916	$4,828

12. Inventories

Inventories, at cost, consisted of the following as of December 31:

	2004	2003	2002
Raw materials and spare parts	$390,367	$188,440	$101,550
Work-in-progress	63,229	34,885	19,808
Finished goods:			
–at cost	327,099	266,386	4,668
–at net realisable value	35,510	–	–
	816,205	489,711	126,026
Allowance for obsolete and slow-moving items	(8,386)	(5,399)	(4,274)
	$807,819	$484,312	$121,752

As of December 31, 2004, 2003 and 2002, certain items of inventory with an approximate carrying amount of $339,238, $178,597 and $30,219, respectively, were pledged to banks as collateral against loans provided to the Group (Note 19).

13. Trade and Other Receivables

Trade and other receivables consisted of the following as of December 31:

	2004	2003	2002
Trade accounts receivable	$275,189	$77,537	$44,284
Other receivables	38,341	17,693	14,027
	313,530	95,230	58,311
Allowance for doubtful accounts	(27,783)	(15,003)	(15,943)
	$285,747	$80,227	$42,368

14. Related Party Disclosures

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

Amounts owed by/to related parties at December 31 were as follows:

	Amounts due from related parties			Amounts due to related parties		
	2004	2003	2002	2004	2003	2002
EAM Group	$–	$–	$401	$–	$7,709	$23,559
Evrazmetall-Centre	20,930	–	–	–	–	–
Evrazmetall-Sibir	21,721	–	–	349	–	–
Ferrotrade & Co.	–	62,247	8,850	–	116,514	74,480
Ferrotranstrade	25,453	–	–	4,005	–	–
Fletcher Holdings International Corp.	–	–	–	–	20,766	20,699
Goroblagodatskoye Ore Mine	7,778	8,679	6,975	2,456	–	6
KMK-Energo	65	867	–	206	5,530	–
Kuzbassuglepostavka	–	–	–	–	19,408	–
Marteck Shipping	–	–	–	7,708	–	–
Relsy KMK	–	2,277	4,327	–	7,629	196
SEAR MF	3	9,028	21	–	1,766	5,278
Shareteam	–	3	–	–	32,047	–
Sibirskaya Gornaya Company	–	–	6	–	11	5,530
Steel of KMK	433	5,551	2,227	–	5,574	36
Other entities	15,309	59,510	19,197	22,782	54,136	12,061
Liabilities to entities under common control for transfers of ownership interests in subsidiaries - current portion	–	–	–	32,303	618	47,277
	91,692	148,162	42,004	69,809	271,708	189,122
Less: allowance for doubtful accounts	(6,582)	(8,837)	(10,853)	–	–	–
Less: amounts due to related parties under Settlement Agreements (Note 20)	–	–	–	–	(13,329)	(30,826)
	$85,110	$139,325	$31,151	$69,809	$258,379	$158,296

In addition to the balances and transactions disclosed in this note, loans due to and from related parties presented separately in the accompanying consolidated balance sheets and in Notes 15, 22 and 28.

Transactions with related parties were as follows for the years ended December 31:

	Sales to related parties			Purchases from related parties		
	2004	2003	2002	2004	2003	2002
D.E.Metals	$637	$–	$369	$12,423	$24,629	$–
Duferco S.A.	–	–	22,317	–	–	–
EAM Group	–	–	51,868	–	377	223
Evrazmetall-Centre	105,654	–	–	–	–	–
Evrazmetall-Sibir	102,660	–	–	–	–	–
Ferrotrade & Co.	124,258	484,669	311,829	–	–	–
Ferrotranstrade	45,585	7,377	499	3,483	1,745	–
KMK- Energo	5,538	1,145	–	51,597	14,213	–
Kuzbassuglepostavka	–	6,822	–	–	229,280	–
Kuznetsk Coal Company	10,435	104,471	630	73	142,738	–
Kuznetskuglesbyt	–	–	151,880	–	94	18,251
UK Kuznetskugol	–	7,271	5,463	–	–	–
Marteck Shipping	7,238	–	–	97,528	1,263	–
PromKhimProduct	83,866	–	–	532	–	–
Raspadsky Ugol	–	–	–	79,504	–	–
Relsy KMK	–	27,668	233	–	51,451	214
Sibirskaya Gornaya Company	–	–	472	–	–	40,274
Steel of KMK	21,651	18,042	25,903	69,814	13,368	17,485

	Sales to related parties			Purchases from related parties		
	2004	2003	2002	2004	2003	2002
UK Yuzhkuzbassugol	209	14,609	–	29,582	6,122	–
ZAO Yuzhkuzbassugol	13	–	–	257,676	–	–
Other entities	31,825	5,312	49,072	51,524	23,787	16,281
	$539,569	$677,386	$620,535	$653,736	$509,067	$92,728

ZAO D.E.Metals ("D.E.Metals") became an entity under common control with the Group in 2003. It served as a purchasing agent to the Group.

Duferco S.A. is an entity under control of Duferco Participation Holdings Limited ("Duferco"), a shareholder of NTMK. In 2002, Duferco sold its shares in NTMK to the Group and ceased to be a related party. Duferco S.A. was a customer of the Group.

ZAO EAM Group ("EAM") is an entity under common control with the Group. At December 31, 2003 and 2002, the Group owed $7,661 and $20,963, respectively, to EAM under the Settlement Agreement (Note 20). In 2002, EAM purchased the Group's steel products.

OOO Evrazmetall-Centre and OOO Evrazmetall-Sibir, the entities under common control with the Group, purchase steel products from the Group.

Ferrotrade & Co. is an entity under common control with the Group. Prior to 2004, Ferrotrade & Co. exported the Group's products from Russia. At the end of 2003, Ferrotrade & Co. discontinued entering into new sales contracts and sold all of its inventories to Ferrotrade Limited, the Group's newly established wholly owned subsidiary. Prior to December 31, 2003, in order to fulfil remaining sales commitments, Ferrotrade & Co. repurchased back from Ferrotrade Limited 521,560 metric tons of steel products at a higher price. The Group did not include these transactions in revenue and cost of revenue. Gain of $24,433 arising from the resale at a higher price was recognised as a net trading gain in the accompanying consolidated income statement for the year ended December 31, 2003. In 2004, the Group sold to Ferrotrade & Co. 467,479 metric tons of steel products for $124,258.

OAO Ferrotranstrade ("Ferrotranstrade"), an entity under common control with the Group, acts as the Group's sales agent. The Group also sells its products to Ferrotranstrade.

Fletcher Holdings International Corp. ("Fletcher") was an entity under common control with the Group. At December 31, 2003 and 2002, the Group's accounts payable to Fletcher mainly comprised of the amounts due for the purchase of shares in the Group's subsidiaries. In 2004, the Group repaid all its liabilities to Fletcher.

KMK-Energo, an entity under common control, supplies electricity to certain subsidiaries of the Group.

OOO Kuzbassuglepostavka ("Kuzbassuglepostavka"), an entity under common control with the Group, supplied coal to and purchased tolling services from the Group in 2003. In 2004, Kuzbassuglepostavka ceased to be a related party with the Group.

OOO Kuznetsk Coal Company ("Kuznetsk Coal Company"), an entity under common control with the Group, purchased metal products, inventory and services from the Group and sold coke and coal to the Group. In June 2004, Kuznetsk Coal Company ceased to be a related party with the Group.

ZAO Kuznetskuglesbyt ("Kuznetskuglesbyt"), an entity under control of a shareholder of ZapSib, sold spare parts and provided transportation services to ZapSib and purchased metal products from ZapSib.

OAO UK "Kuznetskugol" ("Kuznetskugol") is an entity under common control with the Group. In 2003 and 2004, the Group sold metal products and raw materials and rendered services to Kuznetskugol.

Marteck Shipping Limited ("Marteck Shipping"), an entity under common control with the Group, provides freight services to the Group.

OOO PromKhimProduct ("PromKhimProduct"), an entity under common control with the Group, purchased coke from the Group. In 2004, PromKhimProduct ceased to be a related party with the Group.

OOO Raspadsky Ugol, a subsidiary of the Group's joint venture, sells coal to the Group.

OOO Relsy KMK ("Relsy KMK") was an entity under common control with the Group. Relsy KMK sold metal products and materials to and purchased metal products from the Group. In 2003, the Group acquired property, plant and equipment items for 308,506,799 roubles ($10,340 at the exchange rate as of the date of acquisitions) from Relsy KMK. In 2003, Relsy KMK ceased to be a related party.

ZAO SEAR MF ("SEAR MF") is an entity under common control with the Group. At December 31, 2003 and 2002, ZapSib owed $1,562 and 3,681, respectively, to SEAR MF under the Settlement Agreement (Note 20). In 2004, the Group repaid these liabilities to SEAR MF. The difference between cost and carrying value of the debts amounting to $10,480 was included in loss on extinguishment of debts in the accompanying consolidated income statement for the year ended December 31, 2004.

Shareteam Investments Limited ("Shareteam") is an entity under common control with the Group. At December 31, 2003, amounts due to Shareteam represented accounts payable for 41,055,936 common shares of NMTP purchased by the Group. In 2004, the Group repaid all its liabilities to Shareteam.

ZAO Sibirskaya Gornaya Company ("SGC"), an entity under common control with the Group, was liquidated in 2003. In 2002, the Group purchased raw materials from and sold metal products to SGC.

OOO Steel of Kuznetsk Steel Plant ("Steel of KMK") was an entity under common control with the Group. In 2004, Steel of KMK provided tolling services related to processing of pig iron to the Group and the Group provided services and sold metal products to Steel of KMK. Steel of KMK ceased to be a related party in July 2004.

OAO OUK Yuzhkuzbassugol and ZAO UK Yuzhkuzbassugol, associates of the entity under common control with the Group, sell coal to the Group.

The balances of amounts due to related parties as of December 31, 2003 and 2002 include liabilities to entities under common control for transfers of ownership interests in subsidiaries. As described in Notes 1 and 18, ownership interests in certain subsidiaries were transferred to the Group in transactions with entities under common control with the Group. When the transfer of ownership interest in such subsidiaries actually occurred after December 31, 2002, and the results of operations of such subsidiaries have been included in the accompanying consolidated financial statements from the dates earlier than December 31, 2002, the carrying amounts of net assets of such subsidiaries, net of minority interests, have been included in amounts due to related parties as of December 31, 2003 and 2002.

Compensation to Key Management Personnel

Key management personnel totalled 62, 49 and 38 persons as at December 31, 2004, 2003 and 2002, respectively. Total compensation to key management personnel included in general and administrative expenses in the accompanying income statement amounted to $37,818, $2,925 and $1,406 for the years ended December 31, 2004, 2003 and 2002, respectively. Compensation to key management personnel consists of contractual salary and performance bonus depending on operating results.

15. Loans Receivable from Related Parties

Loans receivable from related parties as of December 31 were as follows:

	2004	2003	2002
ZAO Yuzhkuzbassugol	$2,763	$–	$–
OOO KMK-Energo	1,443	–	–
OOO Spetsmash-MT	–	13,148	–
Marteck International Ltd.	–	2,000	–
OAO Goroblagodatskoye Ore Mine	–	1,460	–
ZAO SEAR MF	–	350	10,611
	$4,206	$16,958	$10,611

As of December 31, 2004, 2003 and 2002, loans receivable from related parties include promissory notes due on demand and short-term loans receivable. Notes and loans receivable as of December 31, 2004 bear interest in the range between 1% and 12% per annum. Notes and loans receivable as of December 31, 2003 and 2002 bore no interest.

Loans receivable from related parties are mainly denominated in roubles.

16. Taxes Receivable

Taxes receivable were denominated in roubles and consisted of the following as of December 31:

	2004	2003	2002
Input VAT	$324,571	$125,829	$52,205
Other taxes	72,962	23,203	10,636
	$397,533	$149,032	$62,841

As of December 31, 2004, 2003 and 2002, input VAT included the current portion of input VAT related to the restructured liabilities under the Settlement Agreements of $143, $1,606 and $2,477, respectively (Note 20).

Input VAT, representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on the Group's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

17. Short-Term Investments and Notes Receivable

Short-term investments and notes receivable as of December 31 were as follows:

	2004	2003	2002
Promissory notes	$170	$35,987	$441
Alfa-bank—deposit accounts	19,573	24,445	10,571
Nomos bank—deposit certificates	–	9,430	–
Other investments	2,061	1,856	25
	$21,804	$71,718	$11,037

In 2002-2004, subsidiaries had deposit accounts with Alfa-bank. The deposits earned interest in the range from 2.75% to 11% per annum. The certificates of Nomos bank earned interest of 9.5% per annum.

Short-term investments and notes receivable are mainly denominated in roubles.

18. Equity

Share Capital

As described in Note 1, Evraz Group was formed through series of transactions between entities under common control with the Group. Prior to the reorganisation of the Group, in which 95.83% of Mastercroft shares were contributed into Evraz Group, share capital of the Group comprised of the share capital of Mastercroft.

Share Capital of Mastercroft

On December 31, 2002, Mastercroft issued 1,966 shares with par value of 1 US dollar each. These shares were paid in cash in 2003.

On May 14, 2003 and October 31, 2003, the Central Bank of Cyprus granted permissions for the additional issue to Crosland of 100,017,700 and 200,000,000 ordinary shares of 1 US dollar each, respectively.

In respect to the shares issued on May 14, 2003, Mastercroft received contributions from Crosland of $100,018, of which $14,018 was in cash and $86,000 was in the form of promissory notes of an entity under common control with the Group. The Group offset its liabilities to that entity under common control against these promissory notes.

In respect of the shares issued on October 31, 2003, Mastercroft called up for payment of 0.1949 US dollar per share out of 1 US dollar, being the nominal value of the ordinary share, and received from Crosland cash of $38,980. As of December 31, 2003, the balance of 0.8051 US dollar has not been called for payment.

In the year ended December 31, 2004, Mastercroft called for payment an additional $30,000 and received this amount from Crosland. As of December 31, 2004, the balance of 0.6551 US dollar has not been called for payment.

In January 2005, prior to the completion of the Group's reorganisation, Mastercroft called up for payment the remaining $131,020 for shares issued in 2003 and received this amount from Crosland.

As Mastercroft is a subsidiary of Evraz Group at December 31, 2004, the share capital of Mastercroft is eliminated on consolidation.

Share Capital of Evraz Group

As of December 31, 2004, Evraz Group issued 15,500 ordinary shares with par value of €2 each, which resulted in the share capital of €31,000 ($42 at the exchange rate as of December 31, 2004). As of December 31, 2004, these shares were fully paid. On April 5, 2005, Evraz Group issued additional 107,204,325 ordinary shares with a par value of €2 each in exchange for the contribution of 95.83% of Mastercroft shares. On the same date, the share capital of Evraz Group was reduced by the cancellation of 15,499 ordinary shares with par value of €2 each. As the consideration for these additional shares issued subsequent to year end has been accounted for in the consolidated financial statements as at December 31, 2004, the April 5, 2005 issue of shares will result in a capitalisation of reserves within equity.

Shareholders of Evraz Group are entitled to standard rights provided under the laws of Luxembourg to shareholders of stock companies ("société anonyme"). These rights comprise the right to vote at the shareholders meetings and the right to receive dividends.

Earnings per Share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

	2004	**2003**	**2002**
Net profit attributable to equity holders of the parent entity	$1,179,625	$204,982	$5,934
Weighted average number of ordinary shares outstanding	107,204,326	107,204,326	107,204,326
Earnings per share attributable to equity holders of the parent entity, basic and diluted (US dollars)	$11.00	$1.91	$0.06

As the number of shares has increased as a result of the capitalisation subsequent to year end but prior to issuing these financial statements, earnings per share calculations for the years ended December 31, 2004, 2003 and 2002 have been based on the number of shares in issue at April 5, 2005.

The Group has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

Sale of Minority Interest

On August 6, 2004, Crosland Limited sold 12,500,000 shares (4.17%) of Mastercroft to a minority shareholder for $12,500. The Group charged the amount received by Crosland, Mastercroft's parent prior to reorganisation, to accumulated profits as a distribution to shareholders. Difference between the carrying value of that minority interest and the amount of consideration amounting to $34,885 was recognised by the Group as a loss on sale of minority interest in the accompanying income statement for the year ended December 31, 2004.

Acquisitions of Minority Interests in Subsidiaries

In 2004, in addition to acquisitions of minority interests in subsidiaries described in Note 4, the Group acquired minority interests in certain other subsidiaries. The excess of acquired minority interests over the consideration amounting to $20,611 is recorded as additional paid-in capital and the excess of consideration over the minority interests amounting to $12,128 is charged to accumulated profits.

Transfers of Ownership Interests in Subsidiaries

The legal transfer of ownership interests in certain subsidiaries has been made by entities under common control with the Group in the year ended December 31, 2003. The excess of the amounts paid by the Group to the entities under common control over the historical cost of net assets transferred to the Group amounting to $24,358 was recorded as a distribution to entities under common control in the accompanying statement of changes in equity for the year ended December 31, 2003.

Distributions to Entities under Common Control

In 2004, the Group's distributions to entities under common control were $3,858, representing dividends payable to an entity under common control, which were declared prior to the transfer of ownership interest in a subsidiary to the Group.

Dividends

On November 19, 2004, directors of Mastercroft approved distribution of dividends in the amount of $58,000, which represents 0.19 US dollars of dividends per share.

On January 13, 2005, directors of Mastercroft approved distribution of dividends in the amount of $131,000 to Crosland and other shareholders registered as of December 31, 2004 (0.44 US dollars of dividends per share).

19. Loans and Borrowings

Short-term and long-term loans and borrowings were as follows as of December 31:

	2004	2003	2002
Russian banks	$110,061	$159,991	$72,417
International banks	688,983	207,990	–
10.875 per cent notes due 2009	300,000	–	–
8.875 per cent notes due 2006	175,000	175,000	–
Bearer coupon debt securities	36,038	33,951	31,794
Loans provided by other companies	859	11,105	17,318
Unamortised debt issue costs	(11,669)	(10,109)	–
Interest payable	18,772	4,362	31
	$1,318,044	**$582,290**	**$121,560**

As of December 31, 2004, 2003 and 2002, total interest bearing loans and borrowings consisted of short-term loans and borrowings in the amount of $378,583, $217,880 and $87,272, respectively, and long-term loans and borrowings in the amount of $932,358, $370,157 and $34,257, respectively, including the current portion of long-term liabilities of $132,596, $6,002 and $0, respectively.

In 2004, average annual interest rates were 11.1%, 5.0% and 5.0% for short-term loans denominated in roubles, US dollars and euros, respectively, and 14.8%, 8.8%, 5.9% for long-term loans denominated in roubles, US dollars and euros, respectively.

In 2003, average annual interest rates were 13.0%, 5.8% and 15.0% for short-term loans denominated in roubles, US dollars and euros, respectively, and 13.7%, 7.5%, 6.9% for long-term loans denominated in roubles, US dollars and euros, respectively.

In 2002, average annual interest rates were 17.4% and 8.8% for short-term loans denominated in roubles and US dollars, respectively, and 17.7% and 9.4% for long-term loans denominated in roubles and euros, respectively.

The liabilities are denominated in the following currencies:

	2004	2003	2002
Roubles	$78,828	$89,116	$53,047
US dollars	11,094,087	463,097	67,521
Euros	156,798	40,186	992
Unamortised debt issue costs	(11,669)	(10,109)	–
	$1,318,044	$582,290	$121,560

The liabilities are contractually repayable after the balance sheet date as follows:

	2004	2003	2002
Less than one year	$529,951	$228,244	$87,303
Between one year and two years	290,209	87,439	2,023
Between two years and five years	467,002	266,831	32,123
After five years	42,551	9,885	111
Unamortised debt issue costs	(11,669)	(10,109)	–
	$1,318,044	$582,290	$121,560

Some of the loan agreements provide for certain covenants in respect of Mastercroft and its subsidiaries. The covenants impose restrictions in respect of certain transactions and financial ratios, including restrictions in respect of indebtedness and profitability.

The Group pledged its rights under some export contracts as collateral under the loan agreements. All proceeds from sales of steel pursuant to these contracts can be used to satisfy the obligations under the loan agreements in the event of a default.

At December 31, 2004, 2003 and 2002, the Group had equipment with a carrying value of $95,802, $103,172 and $431,748, respectively, pledged as collateral under the loan agreements. In addition, the Group pledged finished goods with a carrying value of $336,348, $178,597 and $30,219 as of December 31, 2004, 2003 and 2002, respectively.

Bonds and Notes

In September and December 2003, EvrazSecurities issued notes amounting to $175,000. The notes bear interest of 8.875% per annum payable semi-annually and mature on September 25, 2006. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed the due and punctual payments of all amounts in respect of the notes except that NKMK's liabilities are limited to $137,512.

On August 3, 2004 and September 30, 2004, EvrazSecurities issued notes amounting to $300,000. The notes bear interest of 10.875% per annum payable semi-annually and mature on August 3, 2009. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed the due and punctual payments of all amounts in respect of the notes except that the liability of ZapSib and NTMK, each, is subject to a limit of $300,000.

On December 6, 2002, FC EvrazHolding issued 1,000,000 of bearer coupon bonds with a par value of 1,000 roubles each. These securities were issued at par value and mature on December 5, 2005. Interest payments on the coupons are due semi-annually from the date of issuance. First coupon bears interest of 17.70% per annum; second coupon bears 16.50% per annum; third and fourth coupons bear 15.00% per annum; fifth and sixth coupons bear 12.50% per annum. NTMK guaranteed all of the liabilities of FC EvrazHolding under the bonds. The liabilities under the bonds were accounted for at amortised cost in the accompanying consolidated financial statements.

Unamortised Debt Issue Costs

Unamortised debt issue costs represent agent commission and arrangement costs paid by subsidiaries in relation to the arrangement of long-term loans and issue of notes.

Unutilised Borrowing Facilities

As of December 31, 2004, the Group had unutilised borrowing facilities in the amount of $367,687

20. Liabilities under the Settlement Agreements

Liabilities under the Settlement Agreements, at carrying amounts, consisted of the following as of December 31:

	2004	2003	2002
Entities under common control	$–	$13,329	$30,826
Others	4,224	45,667	56,969
	4,224	58,996	87,795
Less current portion:			
Entities under common control	–	(1,680)	(6,360)
Others	–	(17,903)	(23,337)
	–	(19,583)	(29,697)
	$4,224	$39,413	$58,098

In 1997, under the decision of the Arbitration Court of the Kemerovo Region, ZapSib was placed under external management in connection with the bankruptcy proceedings against ZapSib. On November 14, 2001, ZapSib entered into a restructuring agreement with its creditors (the "Settlement Agreement"). On November 29, 2001, the court approved the Settlement Agreement and ceased the bankruptcy proceedings against ZapSib. Under the Settlement Agreement, ZapSib's liabilities to the creditors were rescheduled for repayment during the period from 2002 to 2026.

In 1999, creditors of NTMK initiated bankruptcy proceedings against NTMK and filed a suit with the Sverdlovsk region Arbitration court. On November 26, 1999, the NTMK entered into a restructuring agreement with its creditors, which was approved by the court in December 1999 (the "Settlement Agreement"). Under the Settlement Agreement, NTMK's liabilities to the creditors were rescheduled for repayment during the period from 2001 to 2008.

In 2000, under the decision of the Arbitration Court of the Sverdlovsk Region, KGOK was placed under external management in connection with the bankruptcy proceedings against KGOK. On March 11, 2001, KGOK entered into a restructuring agreement with its creditors (the "Settlement Agreement"). On April 19, 2001, the court approved the Settlement Agreement and ceased the bankruptcy proceedings against KGOK. Under the Settlement Agreement, KGOK's liabilities to the creditors were rescheduled for repayment during the period from 2006 to 2014.

The restructuring of the liabilities under the Settlement Agreements was accounted for as extinguishments of the old financial liabilities and recognition of the new financial liabilities with substantially different terms.

The liabilities under the Settlement Agreements were measured at amortised cost in the accompanying consolidated balance sheets. The cost of liabilities of NTMK and ZapSib as of the dates of restructurings was determined based on the future cash payments discounted at the annual rates of 20% for the liabilities denominated in roubles and 12%, for the liabilities denominated in US dollars and euros. The cost of liabilities of KGOK as of the date of restructuring was determined based on the future cash payments discounted at the annual rate of 13% for the liabilities denominated in roubles.

In 2004, the Boards of Directors of NTMK and ZapSib resolved to repay the liabilities of the companies ahead of schedule. In November and December 2004, the subsidiaries repaid most of the liabilities under the Settlement Agreements. As of December 31, 2004, the unpaid current portion of liabilities under the Settlement Agreements in the amount of $17,844 was included in other accounts payable in the accompanying consolidated balance sheet (Note 27).

Loss arising from the repayment of liabilities under the Settlement Agreements was included in loss extinguishment of debts in the amount of $41,212 in the accompanying consolidated income statement for year ended December 31, 2004.

In March 2005, the Board of Directors of KGOK resolved to repay the all of KGOK's liabilities under the Settlement Agreement ahead of schedule. As of December 31, 2004, the nominal amount of the liabilities was 259,881,288 roubles ($9,358 at the exchange rate as of December 31, 2004.

In April 2005, KGOK repaid 200,004,541 roubles ($7,208 at the exchange rate as of December 31, 2004) of its liabilities under the Settlement Agreement.

21. Restructured Taxes Payable

Restructured taxes payable as of December 31 were as follows:

	2004	2003	2002
Social insurance taxes	$16,655	$21,714	$29,274
Road users tax	14,833	13,301	12,546
Tax-related fines and penalties	4,161	3,029	2,226
Other taxes	652	1,402	1,735
	36,301	39,446	45,781
Less current portion (Note 29):			
Social insurance taxes	(8,685)	(9,646)	(12,884)
Road users tax	(4,093)	(2,744)	(2,290)
Tax-related fines and penalties	(119)	(303)	(814)
Other taxes	(145)	(753)	(729)
	(13,042)	(13,446)	(16,717)
	$23,259	$26,000	$29,064

In 2001-2003, certain of the Group's subsidiaries agreed with the tax authorities to restructure their liabilities under social insurance taxes, road users' tax, other taxes and related fines and penalties.

As of December 31, 2004, the amount of $49,373, which is denominated in roubles, should be paid in quarterly installments through 2011 as follows:

2005	$14,323
2006	15,057
2007	5,784
2008	5,921
2009	5,921
2010	1,996
2011	371

The restructured taxes and related fines and penalties are carried at amortised cost which was determined at the dates of respective restructurings based on the present value of future cash outflows using discount rates of 13% in KGOK and 20% in NTMK and ZapSib per annum.

Further, tax fines and penalties in the amount of $101,498 to be forgiven under the restructuring terms, if all the other payments are made on a timely basis, were derecognised as of December 31, 2001, because management believes that it was virtually certain that the Group will comply with the payment terms of the restructuring agreements and make timely payments of its current tax liabilities.

Gains on restructurings were recognised at respective restructuring dates as gains on extinguishment of debts. Such gains were $0, $2,259 and $12,804 in the years ended December 31, 2004, 2003 and 2002, respectively, and included in the accompanying consolidated income statements.

22. Long-Term Loans due to Related Parties

Long-term loans due to related parties as of December 31 were as follows:

	2004	2003	2002
Entities under common control:			
Ferrotrade & Co.	$–	$91,887	$–
Marteck International Ltd.	–	11,686	49,555
Melandra Marketing	–	321	–
	–	**$103,894**	**49,555**
Less: current portion	–	(11,373)	–
	$–	**$92,521**	**$49,555**

Ferrotrade & Co.

In June 2003, Ferrotrade & Co. granted to the Group a $120,000 loan facility. The loan bore no interest and was repayable on June 1, 2006. The long-term loan due to Ferrotrade & Co. was measured at amortised cost based on a contractual maturity and a discount rate of 3.96% in the accompanying consolidated balance sheet as of December 31, 2003. In 2004, the loan agreement was revised and the facility became payable not later than December 31, 2004, bearing interest at the rate of 4.25% starting from January 1, 2004. In 2004, the Group received additional $11,948 under this loan agreement and in November 2004 repaid the outstanding loan amount along with the interest of $4,091 accrued for the period from January 1, 2004 up to the payment date. Loss of $8,695 arising from the change in terms of the loan agreement was included in loss on extinguishment of debts in the accompanying consolidated income statement for year ended December 31, 2004.

Marteck International Ltd.

In April 2001, Marteck International Ltd. ("Marteck") granted to the Group a $50,000 loan facility. The loan bore no interest and was repayable on December 31, 2007. In 2004, the Group fully repaid its liabilities to Marteck.

On October 3, 2002, the Group entered into another agreement with Marteck International Ltd. for a loan of € 9,100,000 ($11,373 and $9,485 at the exchange rates as of December 31, 2003 and 2002, respectively). The loan was due for repayment on December 31, 2010 and bore interest of 3% per annum. The loan was fully repaid in June 2004.

23. Finance Lease Liabilities

In 2000-2004, the Group entered into lease agreements under which they have an option to acquire the leased assets at the end of lease term ranging from 2 to 10 years. The estimated average remaining useful life of leased assets varies from 5 to 22 years.

The leases were accounted for as finance leases in the consolidated financial statements. The carrying value of the leased assets was as follows as at December 31:

	2004	2003	2002
Machinery and equipment	$4,811	$18,537	$13,251
Transport and motor vehicles	29,369	–	–
Other assets	52	–	–
	$34,232	$18,537	$13,251

The leased assets are included in property, plant and equipment in the accompanying consolidated balance sheets (Note 7).

Future minimum lease payments were as follows at December 31, 2004:

	Principal	Interest	Total
2005	$4,688	$2,828	$7,516
2006-2009	21,319	5,879	27,198
2010	4,342	428	4,770
	30,349	9,135	39,484
Less: current portion	(4,688)	(2,828)	(7,516)
	$25,661	$6,307	$31,968

In the years ended December 31, 2004, 2003, 2002, the average interest rates under the finance lease liabilities were 9.3%, 14.8% and 10.0%.

The finance lease liabilities are denominated in the following currencies at December 31:

	2004	2003	2002
Roubles	$17,098	$5,392	$5,026
US dollars	13,041	14,293	8,463
Euros	210	–	–
	$30,349	$19,685	$13,489

24. Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. Defined benefit pensions and other post-employment benefits consist of regular lifetime pension payments and lump-sum amounts payable at the retirement date. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective bargaining agreement. The Group pays the benefits when they fall due for payment.

The components of net benefit expense recognised in the consolidated income statement for the years ended December 31, 2004, 2003 and 2002 and amounts recognised in the consolidated balance sheet as of December 31, 2004, 2003 and 2002 for the post-employment benefits are as follows:

Net benefit expense (recognised in cost of sales)

	2004	2003	2002
Current service cost	$5,313	$1,759	$1,126
Interest cost on benefit obligation	2,553	1,850	1,602
Expected return on plan assets	(50)	(25)	–
Net actuarial loss recognised in the year	–	(1)	–
Past service cost	3,944	6,230	–
Net benefit expense	$11,760	$9,813	$2,728

Benefit liability

	2004	2003	2002
Benefit obligation	$53,857	$31,107	$19,922
Plan assets	(476)	(408)	–
	53,381	30,699	19,922
Unrecognised net actuarial gains	(3,076)	(1,816)	(884)
Unrecognised past service cost	1,731	–	–
Benefit liability—non-current	$52,036	$28,883	$19,038

Movements in benefit liability

	2004	2003	2002
At January 1	$30,699	$19,922	$22,187
Benefit expense	11,760	9,813	2,728
Change in liability due to business combination	11,159	655	–
Benefits paid	(2,934)	(1,494)	(1,082)
Contributions	–	(95)	–
Hyperinflation gain	–	–	(2,764)
Translation difference	2,697	1,898	(1,147)
At December 31	$53,381	$30,699	$19,922

The principal assumptions used in determining pension obligations for the Company's plan are shown below:

	2004	2003	2002
Discount rate	8.0%	8.0%	8.0%
Future benefits increases	4.2%	4.2%	4.2%

25. Provisions

In the years ended December 31, 2004, 2003 and 2002, the movement in provisions was as follows:

	Site restoration costs	Legal claims	Total
Balance at December 31, 2001	$242	$–	$242
Additional provisions	–	5,000	5,000
Increase from passage of time	456	–	456
Change in provisions due to business combination	9,903	–	9,903
Translation difference	(57)	–	(57)
Balance at December 31, 2002	$10,544	$5,000	$15,544
Additional provisions	–	–	–
Increase from passage of time	$2,098	$–	$2,098
Change in provisions due to business combination	–	283	283
Utilised in the year	–	(4,300)	(4,300)
Unused amounts reversed	–	(786)	(786)
Translation difference	886	15	901
Balance at December 31, 2003	$13,528	$212	$13,740
Additional provisions	$72	$1,196	$1,268
Increase from passage of time	212	–	212
Change in provisions due to business combination	4,408	–	4,408
Utilised in the year	–	(71)	(71)
Translation difference	1,024	–	1,024
Balance at December 31, 2004	$19,244	$1,337	$20,581

Site Restoration Costs

Under the Russian legislation, mining companies have obligations to restore mining sites. As of December 31, 2004, 2003 and 2002, the Group accrued a provision for site restoration costs in the amount of $18,605, $13,198 and $10,279, respectively. The liabilities were measured based on estimates of restoration costs which are expected to be incurred in the future discounted at the annual rates of 19.0% and 18.6%.

In addition to mining sites, the Group has constructive obligations to restore certain parcels of land at steel mills. The related provisions were measured at the present value of expenditures expected to be incurred in the future discounted at the annual rate of 15.54% and amounted to $481, $330 and $265 as of December 31, 2004, 2003 and 2002, respectively.

26. Other Long-Term Liabilities

Other long-term liabilities comprised of the following as of December 31:

	2004	2003	2002
Ocstar Holding, Inc.	$–	$35,866	$–
City Capital, Inc.	–	15,965	49,918
Liabilities to entities under common control for transfers of ownership interests in subsidiaries – non-current	–	30,432	28,201
Other liabilities	1,032	2,917	2,113
	1,032	85,180	80,232
Less: current portion	(44)	(19,908)	(17,901)
	$988	$65,272	$62,331

Other long-term liabilities were denominated in the following currencies as of December 31:

	2004	2003	2002
Roubles	$–	$33,561	$36,844
US dollars	–	40,696	43,388
Euros	–	10,923	–
Yens	1,032	–	–
	$1,032	$85,180	$80,232

Amounts payable to City Capital, Inc. ("City Capital") represented the Group's long-term obligations maturing in the period from 2004 to 2026. On July 1, 2003, in accordance with an assignment agreement between City Capital and Ocstar Holding, Inc. ("Ocstar"), the Group's long-term accounts payable to City Capital became payable to Ocstar.

Long-term accounts payable to City Capital and Ocstar were recognised at amortised cost which was determined as of the dates the amounts became payable to City Capital and Ocstar based on the expected amounts to be paid to City Capital and Ocstar, their expected timing and applicable discount rates.

The Group's payments to City Capital and Ocstar in 2003 were $74,043.

In 2004, the Group repaid all its liabilities to City Capital and Ocstar. The difference between the carrying value of the liabilities as of the date of repayment and the nominal amount repaid to City Capital and Ocstar amounting to $79,658 is included in loss on extinguishment of debts in the accompanying consolidated income statement for the year ended December 31, 2004.

27. Trade and Other Payables

Trade and other payables were mainly denominated in roubles and consisted of the following as of December 31:

	2004	2003	2002
Trade accounts payable	$116,279	$131,932	$60,024
Long-term promissory notes with current maturities	–	7,986	1,465
Promissory notes payable on demand	14,523	7,779	7,738
Accrued payroll	57,495	30,850	20,138
Other payables	39,638	10,593	26,366
	$227,935	$189,140	$115,731

As of December 31, 2004, other payables included $17,844 of unpaid current portion of liabilities under the Settlement Agreements (Note 20).

28. Short-Term Loans due to Related Parties

Short-term loans due to related parties as of December 31 were as follows:

	2004	2003	2002
Marteck	$25	$27,113	$16,958
EvrazInvest	45,594	–	–
Ferrotrade & Co.	–	7,623	–
Other	2,378	517	1,144
	$47,997	$35,253	$18,102

Short-term loans due to related parties represent borrowings made from entities under common control with the Group. These loans bore interest from 2.0% to 7.7% per annum and had a maturity within 12 months from the date of respective borrowing.

Short-term loans due to Marteck and Ferrotrade & Co. are denominated in US dollars, and the loans payable to EvrazInvest and other loans are denominated in roubles.

29. Taxes Payable

Taxes payable were mainly denominated in roubles and consisted of the following as of December 31:

	2004	2003	2002
Income tax	$54,643	$25,714	$10,048
Social insurance taxes	19,813	14,571	9,803
VAT and related fines and penalties	83,605	22,626	6,810
Road users tax	1,900	1,724	30,731
Current portion of restructured taxes	13,042	13,446	16,717
Property tax	4,796	2,617	1,303
Land tax	38	4,092	3,771
Personal income tax	6,058	3,762	2,378
Other taxes, fines and penalties	13,826	10,321	4,883
	$197,721	**$98,873**	**$86,444**

30. Commitments and Contingencies

Operating Environment of the Group

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management's best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities, which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations and are not accrued in the accompanying financial statements could be up to approximately $25,900.

Contractual Commitments

The Group signed contracts for the purchase of production equipment and construction works for an approximate amount of $389,663.

Social Commitments

The Group is involved in a number of social programmes aimed to support education, health care and social infrastructure development in towns where the Group's assets are located. In 2005, the Group plans to spend $20,000 under these programmes.

Environmental Protection

The Group has a constructive obligation to the government of Kemerovo Region to reduce environmental polutions and continuations in the future in accordance with environmental protection program. In the period from 2005 to 2015, the Group is obligated to spend approximately $54,000 for replacement of old machinery and equipment which will result in reduction of polution.

Guarantees of Debts of Related Parties

As of December 31, 2004, the Group guaranteed to Alfa-Bank the repayment of liabilities of ZAO UK Yuzhkuzbassugol, an associate of entity under common control, under the credit line agreement between ZAO UK Yuzhkuzbassugol and Alfa-Bank. The borrowing facility of $15,000 bears interest of 11.25% per annum, and matures on May 27, 2005. The Group pledged certain items of property, plant and equipment with a carrying value of $11,299 as collateral under the credit line agreement.

As of December 31, 2004, the Group guarantees to certain banks repayment of credit facilities provided to the Group and Ferrotrade & Co., as joint borrowers Bank, up to but not exceeding $90,000 in total.

As of December 31, 2004, the Group guaranteed to ZAO Raiffeisenbank Austria the repayment of liabilities of OOO EvrazInvest, an entity under common control with the Group, under a loan agreement between OOO EvrazInvest and ZAO Raiffeisenbank Austria. The loan amounting to $9,200 bore interest at a rate of LIBOR plus margin of 2.95% per annum and mature on September 1, 2005.

As of December 31, 2004, the Group guaranteed the repayment of liabilities up to 385,940,959 roubles ($13,908 at the exchange rate as of December 31, 2004) of ZAO Raspadskaya Processing Plant ("RPP"), subsidiary of a joint venture, under the loan agreement between RPP and Raspadskaya Financial and Industrial Company.

Legal Proceedings

The Group has been and continues to be the subject of legal proceedings, none of which has had, individually or in aggregate, a significant effect on the Group's operations or financial position.

The Group, together with several other corporations and individuals, acts as a defendant in a civil action related to bankruptcy proceedings at KGOK that occurred between 1999 and 2003, prior to the Group's acquistion of KGOK. This law suit was filed in November 2004 and is now pending before the United States District Court for the District of Delaware. The plaintiffs seek damages in excess of $500,000. Management believes that the risks that the ultimate resolution of the suit case will have a significant impact on the financial position of the Group is remote. Therefore, no provision is recognised in the accompanying financial statements in respect of this case.

31. Financial Risks

Foreign Exchange Risk

The Group exports production and attracts substantial amount of long-term borrowings denominated in euros or in US dollars.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

Interest Rate Risk

The Group incurs interest rate risk on loans and borrowings. The Group borrows on both a fixed and variable rate basis. The table below summarises the Group's outstanding interest-bearing debt as of December 31, 2004:

Fixed-rate debt	$659,571
Variable-rate debt	718,522
	$1,378,093

The table below summarises the Group's outstanding variable-rate debt by the year of repayment as of December 31, 2004:

2005	$461,246
2006	100,997
2007	40,285
2008	39,138
2009	40,967
2010	20,577
2011	4,775
2012	4,775
2013	5,762
	$718,522

Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, and trade accounts receivable.

To manage this credit risk, the Group maintains its available cash, mainly in US dollars, in international banks, Russian affiliates of international banks and Russian major banks. Management periodically reviews the creditworthiness of the banks in which it deposits cash.

The Group constantly monitors the status of accounts receivable collection and the credit worthiness of the customers. In addition, the Group requires prepayments from certain customers.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, consisting of cash, short-term and long-term investments, short-term accounts receivable and payable, short-term and long-term loans receivable and payable, and long-term obligations under the Settlement Agreements and promissory notes approximate their fair value.

The fair value of restructured taxes with a carrying amount of $36,301 is equal to $38,168 as of December 31, 2004. The fair value of long-term obligations under restructured taxes as of December 31, 2004 was determined based on the future payments discounted at the annual rate of 13%.

The fair value of the notes issued by EvrazSecurities with a carrying amount of $490,365 is equal to $500,124. The fair value of the bonds issued by FC EvrazHolding with a carrying amount of $36,038 is equal to $37,209. The fair value of the notes and bonds was determined based on market quotations.

32. Non-cash Transactions

Investing and financing transactions that did not require the use of cash or cash equivalents were as follows in the years ended December 31:

	2004	2003	2002
Liabilities for purchases of property, plant and equipment	$15,234	$2,083	$6,092
Liabilities for purchases of shares in subsidiaries and other entities	43,532	46,206	19,267
Fair value of ordinary shares of ZAO Raspadskaya given in consideration for an acquisition of an interest in a joint venture (Notes 8)	58,651	–	–
Liabilities for purchase of interest in a joint venture	19,200	–	–
Loans paid by entities under common control to vendors and suppliers in respect of operating activities	1,333	47,384	–
Loans paid by banks to suppliers in respect of operating activities	85,832	–	–
Loans paid by banks to vendors for property, plant and equipment	55,149	15,600	–
Exchange of promissory notes for equity of other enterprises	–	27,875	–
Settlement of accounts payable with available-for-sale financial instruments	–	16,858	904
Offset of available-for-sale financial instruments and loans receivable against loans payable	–	91,822	–
Receipt of promissory notes of entity under common control as capital contribution	–	86,000	–
Exchange of debt instruments of other enterprises for debt instruments of subsidiaries	–	6,025	–
Repayment of loans receivable by promissory notes	–	–	3,890

33. Subsequent Events

Business Combinations

On August 11, 2005, the Group acquired a 75% ownership interest in Clama S.r.l for cash consideration of €61,000,000 ($79,123 at the exchange rate as of the date of the transaction). Clama S.r.l owns 100% of the share capital of Palini & Bertoli S.p.A., an Italian rolling mill. In April 2005, the Group made a prepayment for the acquisition amounting to €38,500,000 ($50,416 at the exchange rate as of the date of transaction).

On July 13, 2005, the Group won a tender for the sale of 98.96% in Vitkovice Steel, a rolling mill, located in the Czech Republic. The purchase price is fixed at 7,050,000,000 Czech Koruna ($283,878 at the exchange rate as of June 30, 2005). In June 2005, the Group made a prepayment for the acquisition of 500,500,000 Czech Koruna ($20,454 at the exchange rate as of the date of transaction).

In addition to the information disclosed in respect of these acquisitions, IFRS 3 Business Combinations requires the Group to disclose the amounts to be recognised at the acquisition date for each class of the acquiree's assets, liabilities and contingent liabilities. It is impracticable for the Group to disclose this information because the acquired subsidiaries have not prepared their financial statements as of the dates of acquisitions in accordance with IFRS and independent appraisers have not completed their valuations.

Joint venture agreement

On September 21, 2005, the Group signed a joint venture agreement with Mitsui & Co. (Japan) according to which Mitsui & Co. will pay $42,797 to the Group in exchange for a 30% ownership interest in Nerungriugol, the Group's subsidiary. Further investments in the project will be shared by the Group and Mitsui & Co. on a pro rata basis to their shareholdings.

Increase in Authorised Share Capital

On May 17, 2005, the Group's shareholders resolved to increase authorised share capital to €314,408,652 represented by 157,204,326 shares with par value of €2 each.

On June 7, 2005, 29,100,000 global depositary receipts, representing additionally issued 9,700,000 shares with par value of €2 each (totalling $23,833 at the exchange rate as of June 7, 2005) were placed on the London Stock Exchange for $421,950. Share premium arising on the share issue amounted to $375,914, net of transaction costs of $22,203.

Purchase of Minority Interests

On June 1, 2005, the Group acquired a 4.17% interest in Mastercroft for $124,000.

Legal Proceedings

On April 26, 2005, the plaintiffs in the civil action related to bankruptcy proceedings at KGOK (Note 30) filed another suit with Delaware Chancery Court against the same defendants, including the Group, based on the same factual allegations. The plaintiffs seek for the return of shares in KGOK. Management believes that the risk that the ultimate resolution of the matter will have a significant impact on the financial position of the Group is remote, and, therefore, no provision is required to be recognised in the accompanying financial statements in respect of this case.

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Reference Information

Evraz Group S.A.
1 Allee Scheffer
L-2520 Luxembourg

www.evraz.com
ir@evraz.com
tel.: +7 (095) 232 1370

OOO EvrazHolding
Management Company
Ulitsa Dolgorukovskaya 15, Buildings 4 and 5,
Moscow 127006, Russia